putting it all together



SUMMARY ANNUAL REPORT 2004

Invacare at 25

INVACARE® Corp

Yes, you can.™

The At'm Take Along Chair – assembles in less than 60 seconds

Just as Invacare continues to put it all together as a business, the new At'm Take Along Chair makes it a snap for consumers to put it all together, too. The At'm – as in "up and at 'em" – is a new concept in power wheelchairs and a major advance in personal mobility. The At'm is light enough and compact enough to fit in the trunk of a car and can be assembled with ease in less than 60 seconds. It provides hours of mobility and freedom with no need for van or car modifications.



financial highlights

(Dollars in thousands, except per share data)	Twelve Months Ended December 31, 2004	2003	% Change
Net Sales	**$1,403,327**	$1,247,176	12.5%
Net Earnings	**75,197**	71,409	5.3
Net Earnings per Share – Assuming Dilution	**2.33**	2.25	3.6
Dividends per Common Share	**0.05**	0.05	–
Total Assets	**1,628,124**	1,108,213	46.9
Working Capital	**307,010**	251,234	22.2
Total Debt	**550,036**	234,209	134.8
Shareholders' Equity	**753,438**	618,304	21.9
Free Cash Flow*	**56,921**	85,544	-33.5
Total Debt to Capitalization	**42.2%**	27.5%	53.5%

*Free cash flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities less purchases of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the Company and its ability to repay debt or make future investments (including acquisitions). Please see page I-27 of Invacare's Form 10-K for a reconciliation table.

1980-2005



invacare at 25

Invacare Corporation is the global leader in the manufacture and distribution of home care and long-term care medical products. The Company has 6,100 associates and markets its products in more than 80 countries around the world. In this, our 25th year as an independent company, we are more global and more diversified across our core markets, with more innovative products than ever.


$1,013.2
$1,053.6
$1,089.2
$1,247.2
$1,403.3
'00 '01 '02 '03 '04

net sales
(in millions)


$52.8
$60.4
$64.8
$71.4
$75.2
'00 '01 '02 '03 '04

net earnings
(in millions)

Excluding after tax impact of nonrecurring and unusual items of $7.1 million of income and $25.2 million of expense in 2000 and 2001, respectively.


$58.1
$60.0
$113.5
$85.5
$56.9
'00 '01 '02 '03 '04

free cash flow
(in millions)

Free Cash Flow is defined as net cash provided by operating activities less purchases of property and equipment.

Invacare Corporation has been an independent company for 25 years, but the Company's roots stretch back to 1885. That was the year an Elyria, Ohio, maker of tricycles introduced an early wheelchair that used hand levers and treadles to steer and pedal.

Nearly a century and a number of ownership and name changes later, Invacare found itself a neglected subsidiary of global health care giant Johnson & Johnson. Invacare's $19 million in sales represented a 10% share of the U.S. wheelchair market dominated by a competitor with an 80% market share.

Invacare Chairman and CEO Mal Mixon was vice president for another company that Johnson & Johnson had acquired along with Invacare. When J&J put Invacare up for sale, Mixon pulled together financing and a team of investors and purchased the business for $8 million in December 1979.

25 years of creating value for shareholders

Invacare commenced operations as an independent company in January 1980. As this chart shows, sales have grown steadily since then, from $19 million in 1979 to $1.4 billion in 2004. Here are some other ways the Company has changed, by the numbers:

	1979	2004
ENTERPRISE VALUE	$8,000,000	$2,000,000,000
EARNINGS	$100,000	$75,000,000
NUMBER OF PLANTS	3	34
COUNTRIES SERVED	1	80+
ASSOCIATES	300	6,100
PRODUCT LINES	2	30+
NEW PRODUCTS INTRODUCED	0	50+



Net Sales
(in millions)
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
Invacare Stock
S&P 500
Initial Public Offering
1984 = $100
79
80
81
82
83
84
85
86
87
88
89
90
91

customers and consumers


Investment
Value
(in dollars)
$2,000
$1,609
in 2004
14.9%
Cumulative
Annual Growth
$1,000
$725
in 2004
10.4%
Cumulative
Annual Growth
Net Sales
92
93
94
95
96
97
98
99
00
01
02
03
04

Invacare went public with an initial public stock offering in 1984. As this chart shows, a $100 investment in Invacare at the IPO in 1984 was worth $1,609 at the end of 2004, not including dividends. The same $100 invested in the S&P 500 Index at 12/31/84 would have grown to $725 over the same time period. (As with any investment, past performance is no guarantee of future results.)

fellow shareholders:



A. MALACHI MIXON, III
Chairman and Chief Executive Officer



GERALD B. BLOUCH
President and Chief Operating Officer

In 2004, Invacare achieved record net sales of $1.4 billion and record earnings per share of $2.33 in a very difficult reimbursement and competitive environment. It is fitting to have record results for the year the Company reached its quarter-century mark as a stand-alone operation.

Invacare also made progress in 2004 on a number of initiatives that will continue to help the Company grow in future years:

- Expanded the product development process that has succeeded in the U.S. to other Invacare locations worldwide,
- Opened two facilities in China and expanded the Company's Hong Kong-based global sourcing operation to improve cost competitiveness throughout the world,
- Established the HomeFill™ II Oxygen System as an exciting new model for delivery of portable oxygen in the home and entered the sleep apnea market with the Invacare® Polaris™ EX™ CPAP with SoftX™ Technology,
- Continued to support the creation of brand identity utilizing Arnold Palmer as spokesperson for Invacare with home care providers, health care professionals and consumers,
- Created alternative business models to expand access to the home care marketplace,
- Initiated a Hong Kong-based distribution business to develop markets in the Far East,
- Developed associates who are strong performers and recruited additional staff needed to support current and projected growth initiatives, and
- Completed accretive acquisitions that broadened product offerings in the Company's core home care and long-term care markets.

With projected internal growth and additional acquisitions funded largely through free cash flow, Invacare expects to exit 2006 at a run rate of $2 billion in sales.

Financial Results:

For the year, Invacare reported a 13% increase in net sales and a 4% increase in earnings per share. Foreign currency accounted for three percentage points of the net sales increase, while acquisitions contributed an additional eight percentage points for the year. In terms of sales results of the Company's divisions, North American sales of respiratory products performed extremely well, while supplies and continuing care products also generated sales increases, excluding the benefit of acquisitions.

The Company did not achieve revenue growth in the North American standard products line or rehab products line. There was substantial pricing pressure in the standard products line from companies that import product from the Far East. Although Invacare opened two facilities in China during the year, the benefits will not be realized until 2005 and beyond. In the rehab market, the industry continues to suffer under significantly restrictive Medicare reimbursement policies for consumer power wheelchairs along with declining Medicaid reimbursement, which has had a particularly strong impact on the higher-margin custom manual and power wheelchairs. The global slowdown in the production of power wheelchairs for the U.S. market also impacted Invacare's Asia/Pacific business, which supplies microprocessor controllers to a number of companies in addition to Invacare.

Although the Company achieved record sales and earnings in 2004, the sales performance did not lead to a comparable increase in earnings due to a slight decline in the gross margin along with higher selling, general and administrative expense (SG&A expense) and higher interest expense. Gross margin, which was lower by 0.2 percentage points as a percentage of net sales, declined due to pricing pressures and reimbursement pressures on higher margin products as mentioned above, along with higher raw material costs and higher freight costs. The SG&A expense increase was due primarily to acquisitions and foreign currency. The higher interest expense related to acquisitions.

Invacare converted most of its earnings into strong free cash flow, generating $57 million in 2004. Free cash flow would have been higher if not for the buildup of inventory as a result of the shortfall against the fourth quarter sales forecast. Free cash flow is defined as net cash flow provided by operating activities less purchases of property and equipment. (See page I-27 of Invacare's Form 10-K.)

At the end of 2004, debt outstanding was $550 million, leading to a debt-to-total-capitalization ratio of 42%. In early 2005, the Company renegotiated its revolving credit facility with improved pricing and availability. Invacare maintains the financial resources to continue supporting its core business and acquisition strategies.

Invacare is pleased to report that it is in compliance with Section 404 of the Sarbanes-Oxley Act of 2000, with no material weaknesses or significant deficiencies. Management pursued the requirements of the Act with diligence, however, we estimate that it cost the Company around $4 million or $0.08 per share to implement, was a significant distraction that did not add value commensurate with the effort and cost, and gives our privately owned competitors a significant competitive cost advantage.

Reimbursement Uncertainty Continues:

Although reimbursement-related issues exist in most countries in which Invacare competes, the issues of primary importance are currently in the United States.

Uncertainty related to Medicare's reimbursement policies for consumer power wheelchairs, which reduced the market substantially in 2004, is now expected to continue throughout 2005. On February 3, 2005, the Centers for Medicare & Medicaid Services proposed new criteria that seem positive in terms of providing mobility to seniors. Invacare remains hopeful that the new criteria will be implemented quickly; however, ambiguity continues. Adding to these problems, there will be added confusion resulting from Medicare's plan to expand coding of the power wheelchair reimbursement system from four to 49 codes in January 2006.

There are still open issues regarding the bill passed by Congress in November 2003 related to providing prescription drug coverage for seniors under the Medicare program. As part of funding the costs of this new program, there were a number of reductions in Medicare home care reimbursement over the next few years. Under one of those provisions, starting in 2007, Congress authorized competitive bidding in the

10 largest metropolitan regions of the U.S. for six or fewer items and services. In 2009, the program would be extended to 80 metropolitan regions. In a reprieve for the industry, the oxygen reimbursement cut that was to be put into effect in January 2005 has been delayed.

Our vision: To strengthen worldwide brand and product leadership by focusing the organization on delivering compelling and disruptive medical products and programs that cost effectively promote recovery and active lifestyles.

Invacare continues to believe that it can grow in the short and long term despite these pressures. Innovative new products like the HomeFill™ II Oxygen System are helping home care providers address the cuts and improve their profitability. Additionally, Invacare will accelerate activities in China to ensure it is the low cost manufacturer and distributor to the home care provider.

Organizing for Global Focus:

In January 2005, Invacare restructured several businesses to better address global opportunities. A particular focus is the respiratory business, where the market is faster growing and yields a higher gross margin. Management believes that through internal and acquisition growth the respiratory business at Invacare can grow to a similar size as the Company's two largest product categories over the next three years.

Additionally, Invacare has formed a global supply chain organization, which should lower costs in manufacturing, sourcing and distribution. Before this reorganization, Invacare's economies of scale were broken apart over multiple groups and geographies. This new structure is an important step in our effort to take out costs in a $1.4 billion organization.

Finally, the Company has been working on transferring the successes of the product planning processes in the U.S. to other geographies. Dedicated individuals have been assigned to serve as the global interface on product planning to allow Invacare to transfer best practices across its organizations. With continuing focus on developing compelling and "disruptive" technologies, Invacare expects to bring 55 new products and programs to market in 2005. The continued use of the new product development methodology should, in particular, help Europe return to strong sales growth and improved profitability, along with improvements related to the acquisition of WP Domus GmbH, which was completed in September 2004.

Activities in China:

In 2004, Invacare opened two manufacturing facilities in Suzhou and Kunshan City, China. These facilities are supporting all Invacare locations as a critical part of the global supply chain organization. Each facility is currently qualifying local Chinese suppliers to allow for more local sourcing of component parts in 2005. In addition, all Invacare companies worldwide have access to Invacare's Far East sourcing office in Hong Kong. This office can be of particular help to new acquisitions such as Domus, which have not had access to high quality outsourcing in the past.

Invacare is not stopping at manufacturing and sourcing in China. Operations now include engineering and quality testing facilities. The low-cost product that Invacare will produce or source in China now will allow Invacare to target Asia as a marketplace that could not be serviced adequately out of the U.S. or Europe. Invacare is building a local team to grow its presence in Asia and establish a $100 million business over the next five years.

Building the Invacare Brand:

Invacare continues to build a brand identity with home care providers, consumers and health care professionals. Invacare spokesperson Arnold Palmer appears in television advertising that the home care providers use to market Invacare's consumer power products and the HomeFill™ II Oxygen System. Additionally, many of the products distributed by the Invacare Supply Group (diabetic care, wound care, ostomy care) now come in packages with the Invacare brand so that the consumer is continually seeing the Invacare logo every day. As the aging of America continues, Invacare will work to build awareness so that consumers ask home care providers for Invacare's products by name.

Alternative Business Models:

Invacare has put in place a number of acquisitions and projects that remain independent of the core Invacare brand name, sales force and manufacturing. These efforts address market needs that Invacare does not serve currently or cannot fully reach. For example, the PMI group is solely an importer of home medical products from the Far East under the ProBasics™ brand. Selling through its own distribution organization, PMI focuses on the home care provider who is influenced primarily by price when making a decision. Although this provider represents a growing part of the home care marketplace, it is a segment that Invacare can more effectively access with a separate organization. Additionally, Invacare has recently formed The Helixx Group to serve the high-end custom rehab market. With a separate sales organization independent of Invacare's sales force, The Helixx Group combines Küschall of North America, Freedom Designs, PinDot, Motion Concepts and other companies in the U.S. to give the home care provider access to these highly regarded brands through one focused contact point.

Acquisition Activities Continue:

Invacare remains committed to acquisitions within its core businesses that are accretive in the first year. Invacare intends to acquire on average $100 million of annualized revenues per year in its core industries. In 2004, Invacare acquired companies that had $142 million of annualized revenues at the time the acquisitions were consummated. The Company has announced one acquisition already in 2005 and has many good prospects for the future. Plenty of opportunity exists in the global home care and long-term care markets to find acquisitions that fit well in terms of product and geography.

Growth Outlook for 2005:

Despite continuing reimbursement pressures, Invacare believes that it will achieve a net sales increase of between 18% and 20% and earnings per share of between $2.75 and $2.90 in 2005. This earnings per share range excludes the impact from the stock option accounting standard recently announced by the Financial Accounting Standards Board. Excluding the impact of foreign currency and acquisitions, the net sales increase is expected to be between 7% and 9%.

25 Years and We're Really Putting it All Together:

Sales and earnings reached new records in 2004, and Invacare's stock price increased by 15%. Invacare has successfully expanded its revolving credit facility to have additional capacity for acquisitions. The new product development plan has led to market share gains in North America and helped Invacare Europe return to positive sales growth excluding foreign currency and acquisitions. Invacare has opened two plants in China to answer the attacks from importers on the standard product line. As Invacare executes on these challenges and opportunities, expect to see the Company continue to put it all together and continue to deliver strong returns to its shareholders.

As always, we thank Invacare's customers, associates and shareholders for their continued support during the past 25 years. We look forward to the next 25 years and welcome any questions and feedback that you may have.

Sincerely,

A. Malachi Mixon, III
Chairman and Chief Executive Officer

Gerald B. Blouch
President and Chief Operating Officer

March 11, 2005

more opportunities than ever



Twenty-five years ago, Invacare was an obscure wheelchair maker. Almost from the beginning, the Company focused on home care, but worked to build a broader, more diverse business through internal product development and acquisitions that resulted in new products, new categories, new technologies and new market channels.

The $227 million acquisition of Domus last year is in keeping with this long-term strategy. Domus brought Invacare three high-quality, market-leading product lines that are not only complementary to existing products but include some important products that Invacare did not offer at all. The new product lines include Alber power add-on products for manual wheelchairs, Aquatec bath lifts and bath safety products, and Dolomite premium-quality walkers.



Domus sells these products primarily in Germany and to a lesser degree in Scandinavia, with limited distribution in the U.S., Canada and the rest of Europe. Invacare believes that it can use its large sales organization to expand the reach of Domus products worldwide. The new businesses are already taking advantage of Invacare's low-cost sourcing capability. Specific opportunities have been identified for each of Domus' three product lines to use Invacare's Hong Kong sourcing office and Chinese manufacturing locations to lower material costs.



The Domus acquisition is only one example of Invacare's expanding position in the worldwide home care and long-term care markets. Other recent acquisitions strengthened the Company's position within the long-term care market and added infusion therapy to the Invacare Supply Group's product offerings.

top: Invacare launched 12 new European products in 2004, including the exceptionally comfortable and adjustable Rea® Clematis® manual chair, shown above, and the new Invacare® Typhoon® power chair, which won the European Commission Assistive Technology Award for 2004.

middle: Aquatec, one of the three Domus companies acquired by Invacare, offers a complete line of bath- and shower-compatible products, like the battery powered Beluga bathlift, shown here.

bottom: Dolomite, another of the Domus companies, is a leading supplier of premium-quality walkers and rollators. The Dolomite line is complementary to Invacare's offerings in this category.

The Domus acquisition brings Invacare innovative products like the Scalamobil®, a lightweight stair-climbing device that easily manages even narrow and winding stairs.


scalamobil

more global than ever



In 1980, Invacare marketed its products solely in the United States. Today, it sells products in more than 80 countries around the world, has manufacturing operations on four continents, and has achieved market leadership worldwide. In the last several years, Invacare has invested heavily to build up its Asian sourcing and manufacturing capabilities to defend against an onslaught of low-cost imports that have eaten into Invacare's market share, primarily in standard products.

Last year, Invacare began production in its two new 40,000 sq. ft. factories in China. Invacare was a relative late entrant to China, but that may prove an advantage because, unlike most of its competitors, Invacare's plants are wholly owned foreign entities.



These facilities and Invacare's Far East sourcing office in Hong Kong are supporting all Invacare locations as a critical part of the Company's new global manufacturing, sourcing and distribution structure. The reorganization is an effort to take full advantage of Invacare's potential economies of scale, which need to be well coordinated over multiple groups and geographies.

Invacare's Asian strategy does not stop at manufacturing and sourcing. The Company also has targeted Asia as a new marketplace for its home care products. With Invacare's new local presence and the region's rapid economic development, Asia could be a $100 million business for Invacare within five years, compared with virtually nothing today.



top: The Company's Hong Kong sourcing office serves as the interface between Asian sources and Invacare locations around the world for quality control, engineering, logistics and purchasing.

middle: Invacare already was the largest home medical equipment supplier in Europe, but last year's Domus acquisition increased Invacare's European market presence by 30%

bottom: Invacare began manufacturing in China at its new factories in Suzhou and Kunshan City in 2004. The plants are on schedule in terms of increasing production, but the full financial benefits won't be realized until 2005 and beyond.


With its new Asian base, Invacare not only improves its cost competitiveness but is positioned to open new markets in this fast-developing part of the world.

more innovative than ever



Invacare stands for **Inno**vation in Health**care**. Innovation has been a key factor in Invacare's success from the start, but we have ratcheted up the emphasis in recent years. The result has been a stream of innovative new products and programs – over 150 in the last three years – with a pipeline full of more products in development.

To stay ahead of the competition, Invacare also has compressed its product development cycle time and become more aggressive about protecting intellectual property rights. The Company upped the ante again last year with the creation of the Global Product Development Council. This group is charged with taking full advantage of all the products and technology Invacare is developing around the world.



A major opportunity for Invacare is respiratory products. Respiratory is Invacare's fastest growing product area, fueled by strong market acceptance of the HomeFill™ II Oxygen System. Home medical equipment providers have embraced the HomeFill™ II as a way to better serve the needs of patients while reducing their cost structure in an environment of declining reimbursement.

Currently the third largest of Invacare's six product categories, accounting for 13% of total 2004 sales, respiratory has the potential to rival the two largest categories – standard and rehab products. With that in mind, Invacare has formed a new Global Respiratory Products Group to focus on identifying, developing and expanding market opportunities for respiratory, including sleep therapy markets worldwide. Invacare is more competitive than ever in sleep therapy products since the introduction of the new Polaris™ EX™ CPAP device and Twilight™ mask last year.



top: Invacare's new Formula™ Powered Seating Systems provide solutions to the full range of rehab needs. Options include an elevate function, shown here, and an ultra low seat-to-floor height for easy access to any environment.

middle: For years consumers and therapists have been slashing tennis balls to create walker glide tips that are durable and non-marking. Invacare's new Court-Side Glides™ turn a makeshift solution into an innovative new walker accessory.

bottom: Invacare intends to capture a share of the sleep therapy market with products that increase patient compliance at a price where home care providers can be profitable. Shown here is the new Polaris™ EX™ CPAP unit.


Consumers have one more reason to love the Invacare HomeFill II™ Oxygen System: a new ambulatory pack provides four hours of oxygen yet weighs just 3.6 lb.
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more recognized than ever







The home medical equipment business continues to become more mainstream. Demographic changes are increasing the number of seniors in the population, while changing social values are prompting people to maintain an active lifestyle despite the impediments of age, injury or disability. At the same time, cable television, the Internet and event sponsorships have created more opportunities to make people aware of the benefits of home care products and help them make informed decisions.

Just as people think of certain brands as the leaders in categories like luxury automobiles, home electronics or athletic gear, we want Invacare to be the first name people associate with high-quality, innovative home health care products. To achieve that level of recognition, we continue to invest in the Invacare brand. New TV commercials for the HomeFill™ II Oxygen System featuring Arnold Palmer have proven popular with providers and generated solid demand.

In 2004, we extended our agreement with Arnold Palmer to serve as Invacare's spokesperson. Building on our affiliation with Palmer, for the third straight year we were an associate sponsor of the Bay Hill Invitational Golf Tournament, which is held annually in March. We maximized the impact of this sponsorship with four national TV spots that aired during NBC's coverage of the tournament. The event also has proven extremely successful as a promotional incentive for our top customers.

top: Invacare reinforces its market-leading brand recognition with high-visibility exhibits at the leading industry trade shows, like Medtrade™, shown here.

middle: Sports chairs represent an important niche market, one that Invacare actively supports as a sponsor of athletes and events. The new Invacare Top End® Paul Schulte Signature Series Basketball Chair is designed for the elite wheelchair athlete.

bottom: Invacare's TV spots for the HomeFill™ II Oxygen System feature real people talking about their own experiences with HomeFill™. The ads close with Arnold Palmer reinforcing the "Yes, you can.™" message of the testimonials.


Invacare continues to build brand awareness with home medical equipment providers and consumers through its affiliation with golf legend Arnold Palmer.

Common Share Data

Invacare's Common Shares, without par value, are traded on the New York Stock Exchange (NYSE) under the symbol IVC. There is no trading market for the Company's Class B Common Shares. The range of high and low quarterly prices of the Common Shares in each of the most recent fiscal years is as follows:

	2004		2003	
Quarter Ended:	**High**	**Low**	High	Low
December 31	**$52.00**	**$43.72**	$43.74	$38.78
September 30	**47.16**	**39.74**	40.00	32.99
June 30	**46.50**	**39.34**	34.00	30.29
March 31	**46.50**	**39.63**	34.15	30.02

Dividends

During 2004, the Board of Directors of Invacare Corporation declared dividends of $.05 per Common Share and $.045 per Class B Common Share. For information regarding limitations on the payment of dividends in the Company's loan and note agreements, see Long Term Debt in the Notes to the Consolidated Financial Statements. The Common Shares are entitled to receive cash dividends at a rate of at least 110% of cash dividends paid on the Class B Common Shares.

Dividend Reinvestment and Stock Purchase Plan

The Invacare Dividend Reinvestment and Stock Purchase Plan provides shareholders of record with a simple and convenient method of reinvesting cash dividends and making optional cash investments in additional shares, without fee.

Shareholder Communications

Communications regarding shareholder accounts, dividend checks, the Dividend Reinvestment and Stock Purchase Plan, changes of address, transfer of ownership or lost certificates should be directed to Invacare's transfer agent:

National City Bank Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
Phone: 800-622-6757
email: shareholder.inquiries@nationalcity.com

Form 10-K

Copies of the annual report on Form 10-K are available without charge upon request to:

Investor Relations Department
Invacare Corporation
P.O. Box 4028
Elyria, OH 44036-2125

Additional Information

Requests for any additional information should be directed to the Investor Relations Department. If you currently hold your stock in street name and would like to receive shareholder information directly and in a more timely fashion, please write to the Investor Relations Department.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at the Lorain County Community College, Spitzer Conference Center – Grand Room, 1005 North Abbe Road, Elyria, Ohio, on Wednesday, May 25, 2005, at 10:00 a.m.

Number of Shareholders

The number of record holders of the Company's Common Shares and Class B Common Shares as of February 24, 2005, was 4,813 and 27, respectively.

Principal Brand Names

Invacare is a registered trademark and "Yes, you can.™" and the blue medallion logo are trademarks of Invacare Corporation. Throughout this report, you will find many of the trademarks owned by Invacare and/or its subsidiaries and used to designate our products around the world.

Number of Associates

6,100

World Headquarters

Invacare Corporation
One Invacare Way
Elyria, Ohio 44035 U.S.A.
Phone: 800-333-6900

Contact Information

Robert K. Gudbranson
Director, Investor Relations
Phone: 440-329-6001

directors and officers

Board of Directors

A. Malachi Mixon, III
Chairman and Chief Executive Officer

Gerald B. Blouch
President and Chief Operating Officer

Joseph B. Richey, II
President – Invacare Technologies,
Senior Vice President –
Electronics and Design Engineering

James C. Boland [1][2]
Vice Chairman
CAVS/Gund Arena Co.

Michael F. Delaney [4]
Associate Director of Development
Paralyzed Veterans of America

Whitney Evans [2][4]
Former Chairman of the
Board of Directors
Victory Technology, Inc.

C. Martin Harris, MD [4]
Chief Information Officer and Chairman
of the Information Technology Division
of The Cleveland Clinic Foundation

Bernadine P. Healy, MD
Medical and Health Columnist
U.S. News and World Report
Former President and CEO
American Red Cross

John R. Kasich [3][4]
Managing Director
Investment Banking Group
Lehman Brothers

Dan T. Moore, III [1][3]
Founder
Dan T. Moore Co.

William M. Weber [1][2][3]
President
Roundcap LLC

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee
[4] Investment Committee

Executive Officers

A. Malachi Mixon, III
Chairman and Chief Executive Officer

Gerald B. Blouch
President and Chief Operating Officer

Joseph B. Richey, II
President – Invacare Technologies,
Senior Vice President –
Electronics and Design Engineering

Gregory C. Thompson
President – HME Group and
Chief Financial Officer

Louis F. J. Slangen
Senior Vice President –
Global Market Development

Joseph S. Usaj
Senior Vice President –
Human Resources

This Summary Report contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "forecast," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ significantly from those expressed or anticipated as a result of risks and uncertainties which include, but are not limited to, the following: pricing pressures, the success of the Company's ongoing efforts to reduce costs, increasing raw material costs, the consolidations of health care customers and competitors, government reimbursement issues (including those that affect the sales of and margins on product, along with the viability of customers) both at the federal and state level, the ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs, the effect of offering customers competitive financing terms, Invacare's ability to successfully identify, acquire and integrate strategic acquisition candidates, the difficulties in managing and operating businesses in many different foreign jurisdictions (including the recent Domus acquisition), the timely completion of facility consolidations, the vagaries of any litigation or regulatory investigations that the Company may be or become involved in at any time (including the previously-disclosed litigation with Respironics), the difficulties in acquiring and maintaining a proprietary intellectual property ownership position, the overall economic, market and industry growth conditions (including the impact that acts of terrorism may have on such growth conditions), foreign currency and interest rate risks, Invacare's ability to improve financing terms and reduce working capital, as well as the risks described from time to time in Invacare's reports as filed with the Securities and Exchange Commission. We undertake no obligation to review or update these forward-looking statements or other information contained herein.

IVC
LISTED
NYSE.


INVACARE
"Invacare says, 'Yes, you can'," and
I couldn't have said it better myself."

Home care is a major part of the solution to rising costs of Medicare and Medicaid

"In Vermont, 85 percent of the Medicaid population over 65 still live at home. In New Hampshire, only half can live at home. And Vermont spends less than half as much per elderly person on Medicaid as New Hampshire, freeing up money that can serve more people."

FEBRUARY 2005 SPEECH BY
U.S. HEALTH AND HUMAN SERVICES SECRETARY
MICHAEL LEAVITT

Invacare Corporation
One Invacare Way
Elyria, OH 44035
800.333.6900

www.invacare.com

Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

April 8, 2005

To the Shareholders of

INVACARE CORPORATION:

This year's Annual Meeting of Shareholders will be held at 10:00 A.M. (EDT), on Wednesday, May 25, 2005, at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio. We will be reporting on Invacare's activities and you will have an opportunity to ask questions about its operations.

We hope that you are planning to attend the annual meeting personally and we look forward to seeing you. **Whether or not you expect to attend in person, the return of the enclosed proxy as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the annual meeting. If you do attend the annual meeting, you may, of course, withdraw your proxy should you wish to vote in person.**

On behalf of the Board of Directors and management of Invacare Corporation, I would like to thank you for your continued support and confidence.

Sincerely yours,

A. MALACHI MIXON, III
Chairman and
Chief Executive Officer

Invacare Corporation

Notice of Annual Meeting of Shareholders
To Be Held On May 25, 2005

The Annual Meeting of Shareholders of Invacare Corporation will be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Wednesday, May 25, 2005, at 10:00 A.M. (EDT), for the following purposes:

1. To elect four directors to the class whose three-year term will expire in 2008;

2. To approve and adopt the Invacare Corporation Executive Incentive Bonus Plan;

3. To ratify the appointment of Ernst & Young LLP as our independent auditors for our 2005 fiscal year; and

4. To transact any other business as may properly come before the annual meeting.

Holders of common shares and Class B common shares of record as of the close of business on Thursday, March 31, 2005 are entitled to vote at the annual meeting. It is important that your shares be represented at the annual meeting. For that reason, we ask that you promptly sign, date and mail the enclosed proxy card in the return envelope provided. Shareholders who attend the annual meeting may revoke their proxy and vote in person.

By Order of the Board of Directors,

DALE C. LAPORTE
Secretary

April 8, 2005

Invacare Corporation

Proxy Statement
For the Annual Meeting of Shareholders
May 25, 2005

Why am I receiving these materials?

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invacare for use at the Annual Meeting of Shareholders to be held on May 25, 2005 and any adjournments or postponements that may occur. The time, place and purposes of the annual meeting are set forth in the Notice of Annual Meeting of Shareholders, which accompanies this proxy statement. This proxy statement is being mailed to shareholders on or about April 8, 2005.

Who is paying for this proxy solicitation?

We will pay the expense of soliciting proxies, including the cost of preparing, assembling and mailing the notice, proxy statement and proxy. In addition to the solicitation of proxies by mail, our directors, officers or employees, without additional compensation, may make solicitations personally and by telephone. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Who is entitled to vote?

Only shareholders of record at the close of business on March 31, 2005, the record date for the meeting, are entitled to receive notice of and to vote at the annual meeting. On this record date, there were 30,427,381 common shares and 1,111,965 Class B common shares outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted on, you have one vote for each outstanding common share you own as of March 31, 2005 and ten votes for each outstanding Class B common share you own as of March 31, 2005.

How do I vote?

If you are a shareholder of record, you can vote in person at the annual meeting or you can vote by signing and mailing in your proxy card in the enclosed envelope. If you are a shareholder of record, the proxy holders will vote your shares based on your directions.

If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote "**FOR**" proposals 1, 2 and 3 and will use their discretion on any other proposals and other matters that may be brought before the annual meeting.

If you hold common shares through a broker or nominee, you may vote in person at the annual meeting only if you have obtained a signed proxy from your broker or nominee giving you the right to vote your shares.

How do I vote my common shares held in the Invacare Retirement Savings Plan?

If you are a participant in the Invacare Retirement Savings Plan, the blue lined proxy card should be used to vote the number of common shares that you are entitled to vote under the plan. If you do not vote timely, your shares will not be counted.

What are the voting recommendations of the Board of Directors?

Our Board of Directors recommends that you vote:

- "**For**" the election of the four nominated directors to the class whose three-year term will expire in 2008;
- "**For**" the approval and adoption of the Invacare Corporation Executive Incentive Bonus Plan; and
- "**For**" ratifying the appointment of Ernst & Young LLP as our independent auditors for our 2005 fiscal year.

What vote is required to approve each proposal?

Except as otherwise provided by Invacare's amended and restated articles of incorporation or code of regulations, or required by law, holders of common shares and Class B common shares will at all times vote on all matters, including the election of directors, together as one class. No holder of shares of any class has cumulative voting rights in the election of directors.

- Election of Directors (Proposal No. 1). The nominees receiving the greatest number of votes will be elected. A proxy card marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the other director or directors indicated. Abstentions and broker non-votes will have no effect on the election of directors.
- Approval and Adoption of the Invacare Corporation Executive Incentive Bonus Plan (Proposal No. 2). The approval and adoption of the Invacare Corporation Executive Incentive Bonus Plan requires the affirmative vote of a majority of the votes cast. A proxy card marked as "Abstain" with respect to the approval and adoption of the Executive Incentive Bonus Plan will not be voted, although it will be counted for purposes of determining the number of shares entitled to vote. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the approval and adoption of the plan.
- Ratification of Auditors (Proposal No. 3). Ratification of the appointment of Ernst & Young LLP as our independent auditors requires the affirmative vote of a majority of the votes cast. A proxy card marked as "Abstain" with respect to the ratification of the appointment of Ernst & Young LLP will not be voted, although it will be counted for purposes of determining the number of shares entitled to vote. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the ratification.

What constitutes a quorum?

A quorum of shareholders will be present at the annual meeting if at least a majority of the aggregate voting power of common shares and Class B common shares outstanding on the record date are represented, in person or by proxy, at the annual meeting. On the record date, 41,547,031 votes were outstanding; therefore, shareholders representing at least 20,773,516 votes will be required to establish a quorum. Abstentions and broker non-votes will be counted towards the quorum requirement.

Can I revoke or change my vote after I submit a proxy?

Yes. You can revoke your proxy or change your vote at any time before the proxy is exercised at the annual meeting. This can be done by either submitting another properly completed proxy card with a later date, sending a written notice to our Secretary, or by attending the annual meeting and voting in person. You should be aware that simply attending the annual meeting will not automatically revoke your previously submitted proxy, rather you must notify an Invacare representative at the annual meeting of your desire to revoke your proxy and vote in person.

ELECTION OF DIRECTORS
(Proposal No. 1)

At the annual meeting, four directors will be elected to serve a three-year term until the annual meeting in 2008 or until their successors have been elected and qualified. Each of the nominees is presently a director of Invacare and has indicated their willingness to serve another term as a director if elected. If any nominee should become unavailable for election, which is not currently expected, it is intended that the shares represented by proxy will be voted for any substitute nominee(s) as may be named by the Board of Directors. In no event will the proxy holders vote for more than four nominees or for persons other than those named below and any substitute nominee for any of them.

Nominees for Terms Expiring in 2008

Michael F. Delaney, 56, has been a director since 1986. Since 1983, Mr. Delaney has been the Associate Director of Development of the Paralyzed Veterans of America, Washington, D.C. In October 2003, Mr. Delaney's title changed to Development Officer, Corporate Marketing.

C. Martin Harris, M.D., 48, has been a director since 2003. Since 1996, Dr. Harris has been the Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation in Cleveland, Ohio and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine. Additionally, since 2000, he has been Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the Internet. Nationally, Dr. Harris serves as the Chairman of the National Health Information Infrastructure (NHII) Task Force of the Healthcare Information and Management Systems Society (HIMSS), the largest information and management systems society in the world. He is also the Chairman of the Foundation Board for the e-Health Initiative, a public policy and advocacy group that encourages the interoperability of information technology in healthcare. Dr. Harris is a director of CareScience, Inc. (NasdaqNM), Philadelphia, Pennsylvania, a provider of care management services.

Bernadine P. Healy, M.D., 60, has been a director since 1996. Dr. Healy has been a Medical and Health Columnist for *U.S. News & World Report* since October 2002. She has served on The President's Council of Advisors on Science and Technology (PCAST) since 2001, and was appointed to the Ohio Commission to Reform Medicaid in 2003. Dr. Healy was President and CEO, American Red Cross from September 1999 to December 2001. From 1995 to August 1999, Dr. Healy served as the Dean and Professor of Medicine of the College of Medicine and Public Health of The Ohio State University, Columbus, Ohio. From 1994 to 1995, Dr. Healy served as Director of Health and Science Policy at The Cleveland Clinic Foundation, Cleveland, Ohio; and from 1991 to 1993, she served as Director of the National Institutes of Health in Bethesda, Maryland. From 1985 to 1991, Dr. Healy served as the Chairman of the Research Institute of The Cleveland Clinic Foundation, Cleveland, Ohio. Dr. Healy is a Trustee of the Battelle Memorial Institute in Columbus, Ohio. Dr. Healy also serves as a director of Ashland, Inc. (NYSE), Covington, Kentucky, a company in specialized petroleum products; The Progressive Corporation (NYSE), Cleveland, Ohio, an automobile insurance company; and National City Corporation (NYSE), Cleveland, Ohio, a financial holding company with assets over $100 billion, providing a full range of banking and financial services. Dr. Healy also has been a Medical Contributor for CBS News.

A. Malachi Mixon, III, 64, has been a director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected President. Mr. Mixon serves as a director of The Lamson & Sessions Co. (NYSE), Cleveland, Ohio, a supplier of engineered thermoplastic products, and The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products. Mr. Mixon also serves as Chairman of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers.

Invacare's Board of Directors recommends that shareholders vote "FOR" the election of the four directors to the class whose three-year term will expire in 2008.

Directors whose Terms Will Expire in 2007

Gerald B. Blouch, 58, has been President and a director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman-Invacare International since December 1993. Previously, Mr. Blouch was President-Homecare Division from March 1994 to December 1994 and Senior Vice President-Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993. Mr. Blouch is also a director of NeuroControl Corporation, Cleveland, Ohio, a privately held company, which develops and markets electromedical stimulation systems for stroke patients.

John R. Kasich, 52, has been a director since 2001. Mr. Kasich is a Managing Director of Lehman Brothers' investment banking group. He spent 18 years as a member of the House of Representatives of the United States Congress, and served as head of the House Budget Committee from 1995 to 2000. He was the chief architect of the Balanced Budget Act of 1997, which eliminated the federal budget deficits. As a committee chairman, he was the House's top negotiator with the White House over details of the plan, setting spending limits for all federal government agencies and cutting taxes. Mr. Kasich serves as a director of Instinet Group Inc. (NasdaqNM), New York, New York, an electronic agency securities broker, and Worthington Industries, Inc. (NYSE), Columbus, Ohio, a diversified steel processor that focuses on steel processing and metals-related businesses. Mr. Kasich is also the host of "Heartland" on the Fox News Channel.

Dan T. Moore, III, 65, has been a director since 1980. Mr. Moore has been President of Dan T. Moore Co. since 1979 and is Chairman of two advanced materials manufacturing companies: Flow Polymers, Inc. and Team Wendy since 2002. He is a director of Hawk Corporation (AMEX), Cleveland, Ohio, a supplier of friction products for brakes, clutches, and transmissions used in aerospace, industrial and specialty applications, and is a director of Park-Ohio Industries, Inc., a wholly owned subsidiary of Park-Ohio Holdings Corp (NasdaqNM), Cleveland, Ohio, a provider of supply chain logistics and a manufacturer of engineered products. Mr. Moore is also a Trustee of the Cleveland Clinic Foundation.

Joseph B. Richey, II, 68, has been a director since 1980. Mr. Richey has been President-Invacare Technologies and Senior Vice President-Electronic and Design Engineering since 1992. Previously, Mr. Richey was Senior Vice President-Product Development from 1984 to 1992, and Senior Vice President and General Manager-North American Operations from September 1989 to September 1992. Mr. Richey also serves as a director of Steris Corporation (NYSE), Cleveland, Ohio, a manufacturer and distributor of medical sterilizing equipment, Chairman of the Board of Directors and CEO of NeuroControl Corporation, Cleveland, Ohio, a privately held company, which develops and markets electromedical stimulation systems for stroke patients, is a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation.

Directors Whose Terms Will Expire in 2006

James C. Boland, 65, has been a director since 1998. Mr. Boland served as President and Chief Executive Officer of CAVS/Gund Arena Company (the Cleveland Cavaliers, a professional team, and Gund Arena) from January 1998 to December 31, 2002, at which time he became Vice-Chairman of the company. Before his retirement from Ernst & Young LLP in 1998, Mr. Boland served for 22 years as a partner of Ernst & Young in various roles, including Vice Chairman and Regional Managing Partner, as well as a member of the firm's Management Committee from 1988 to 1996, and as Vice Chairman of National Accounts from 1997 to his retirement. Mr. Boland is a director of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products, The Goodyear Tire & Rubber Company (NYSE), Akron, Ohio, one of the world's leading manufacturers of tires and rubber products, International Steel Group, Inc. (NYSE), Cleveland, Ohio, a manufacturer and distributor of diversified steel products, and is a Trustee of Bluecoats, Inc. and The Harvard Business School Club of Cleveland.

Whitney Evans, 68, has been a director since 1980. From 1980 to the present, Mr. Evans has been a private investor. From 1998 to 2000, Mr. Evans was a director of Victory Technology, Inc. and was Chairman of its Board of Directors. Victory Technology, Inc. was an Internet based distance learning company based in Sonoma, California. From 1983 to 1997, Mr. Evans was an officer and a director of Pine Tree Investments, Inc., Cleveland, Ohio, a business and real estate investment firm.

William M. Weber, 65, has been a director since 1988. In 1994, Mr. Weber became President of Roundcap L.L.C. and a principal of Roundwood Capital L.P., a partnership that invests in public and private companies. From 1968 to 1994, Mr. Weber was President of Weber, Wood, Medinger, Inc., Cleveland, Ohio, a commercial real estate brokerage and consulting firm.

APPROVAL AND ADOPTION OF THE EXECUTIVE INCENTIVE BONUS PLAN (Proposal No. 2)

General

We are asking our shareholders to approve the Invacare Corporation Executive Incentive Bonus Plan (the "Executive Bonus Plan" or the "Plan"). The Executive Bonus Plan was unanimously approved and adopted by the Compensation, Management Development and Corporate Governance Committee of the Board of Directors (the "Compensation Committee") as of March 2, 2005, subject to shareholder approval. The Board of Directors recommends that shareholders approve and adopt the Plan. The description of the Executive Bonus Plan below is merely a summary of the Plan's provisions. The complete text of the Plan is attached as Appendix A to this proxy statement.

If approved by our shareholders, the Plan will supercede and replace our current executive bonus program for 2005 and subsequent years.

Reason for Seeking Shareholder Approval

We are seeking shareholder approval of the Executive Bonus Plan so that we can continue to attract and retain qualified executives and so that amounts paid under the Plan will be deductible for federal income tax purposes pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) limits the deductibility of compensation in excess of $1 million to top executive officers, unless such compensation is "performance based."

To the extent practicable, we structure our compensation programs to preserve the full deductibility of compensation paid to our executive officers under Section 162(m). Accordingly, at the direction of the Compensation Committee, the Executive Bonus Plan has been submitted to our shareholders for approval so that compensation paid under the Plan may qualify for the "performance based" compensation exception provided for in Section 162(m) and, thus, be fully deductible by us.

Purpose

The Executive Bonus Plan is intended to reward participants based upon our performance. Specifically, the Plan is intended to:

- To provide an incentive to our executive officers to improve our operating results; and
- Enable us to recruit and retain key officers by making our overall compensation program competitive with compensation programs of other companies with which we compete for executive talent.

Administration

The Plan will be administered by the Compensation Committee, or a committee consisting of not less than three non-employee directors, each of whom satisfies the requirements for an "outside director" as defined under Section 162(m) (the "Committee"). The Committee generally has the authority to determine the manner in which the Executive Bonus Plan will operate, to interpret the provisions of the Plan and to make all determinations under the Plan.

Eligibility and Participation

All officers of Invacare will be eligible to be selected to participate in the Executive Bonus Plan. The Committee will have the discretion to select those officers who will participate in the Plan in any given year. A participant must be employed by Invacare on the payment date in order to receive an award under the Executive Bonus Plan, unless the officer's employment terminated prior to the payment as a result of death, disability, or retirement. Unless the Committee determines otherwise, an officer whose employment terminates for any other reason prior to the payment date will not be eligible to receive a bonus award.

For 2005, the Committee has determined that the eligible participants under the Plan are Messrs. Mixon, Blouch, Thompson, Richey, Slangen and Usaj, if the Plan is approved by our shareholders.

Awards under the Executive Bonus Plan

Awards under the Plan are designed to ensure that the compensation of our officers is commensurate with their responsibilities and contribution to the success of Invacare based on market levels indicated by compensation data obtained from time to time by Invacare or its independent consultants. For each calendar year or other predetermined performance period, the Committee will establish a target bonus for each eligible officer, payable if a specified performance goal is satisfied for such performance period.

Performance Goals

The performance goal for each performance period will provide for a targeted level or levels of performance using one or more of the following predetermined measurements:

- Stock price
- Net sales
- Income from operations
- Earnings before income tax
- Earnings per share
- Cost controls
- Return on assets
- Return on net assets employed

For 2005, the bonus award will be based upon satisfaction of an earnings per share target.

The performance goal for a performance period will be established in writing by the Committee on or before the latest date permissible to enable the bonus award to qualify as "performance based compensation" under Section 162(m). The Committee may during this same time period adjust or modify the calculation of a performance goal for the performance period in order to prevent the dilution or enlargement of the rights of participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting Invacare, or the financial statements of Invacare, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; and (c) in view of the Committee's assessment of our business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant by the Committee. The Committee may establish various levels of bonus depending upon relative performance toward a performance goal.

The target bonus payable to any officer for a performance period is a specified percentage of the officer's compensation for the performance period, but in no event will the target bonus payable to any officer for a performance period exceed $5,000,000. This maximum bonus amount was set in part to permit the Executive Bonus Plan to accommodate continued growth of Invacare. The Board of Directors believes that this limit will provide the Committee with sufficient flexibility to reward exceptional contributions toward our profits. As described elsewhere in this proxy statement under the caption "Report of the Compensation, Management Development and Corporate Governance Committee on Executive Compensation," the Committee currently seeks to give each executive officer an opportunity to earn an annual cash bonus that would result in annual total cash compensation to the executive officer that falls within the 75th market percentile of compensation paid by other employers which may compete with Invacare for executive talent.

In the event of a change in control of Invacare, the amount payable to each eligible participant in the Plan at the time of such change in control would be equal to the greater of (1) the target bonus that would have been paid if the performance goal for the calendar year in which the change in control occurs had been achieved, or (2) the bonus that would have been paid to the participant if the performance goal that was actually achieved during the portion of the calendar year which occurs prior to the change in control is annualized for the entire calendar year.

New Plan Benefits

The amount payable to an officer under the Executive Bonus Plan is subject to discretion as to the target amount, the performance goals selected and whether the amount resulting from achievement of such goal will actually be paid, the amount that will be paid in the future to any eligible officer is not presently determinable. For 2005, the bonus award will be based upon satisfaction of an earnings per share target.

Amendment and Termination

The Company reserves the right, exercisable by the Compensation Committee, to amend the Executive Bonus Plan at any time and in any respect, or to terminate the Plan in whole or in part at any time and for any reason. Amendments will be subject to the approval of the our shareholders in such manner and with such frequency as is required under Section 162(m).

Approval of the Executive Bonus Plan

If the shareholders do not approve the Executive Bonus Plan, bonuses will not be paid pursuant to the terms of the Plan. In such event, for the purposes described above, the Compensation Committee may consider adopting alternative cash compensation programs that may result in the payment of cash compensation to officers that would not be deductible under Section 162(m).

Invacare's Board of Directors recommends that shareholders vote "FOR" the approval and adoption of the Executive Bonus Plan.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (Proposal No. 3)

The Audit Committee has appointed Ernst & Young LLP to continue as our independent auditors and to audit our financial statements for the year ended December 31, 2005. The Audit Committee and the Board of Directors are asking you to ratify this appointment. During the year ended December 31, 2004, Ernst & Young LLP served as our principal auditors and provided tax and other services. See "Independent Auditors." Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Invacare's Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent auditors.

SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

Who are the largest holders of Invacare's outstanding common shares and what is their total voting power?

The following table shows, as of February 24, 2005, the share ownership of each person or group known by Invacare to beneficially own more than 5% of either class of common shares of Invacare:

Name and business address of beneficial owner	Common Shares beneficially owned		Class B Common Shares beneficially owned*		Percentage of total voting power beneficially owned
	Number of shares	Percentage	Number of shares	Percentage	
A. Malachi Mixon, III .... One Invacare Way, Elyria, Ohio 44035(1)	2,293,277	7.3%	703,912	63.3%	21.9%
Joseph B. Richey, II .... One Invacare Way, Elyria, Ohio 44035(2)	826,260	2.7%	376,262	33.8%	11.0%
Ariel Capital Management, LLC 200 E. Randolph Dr., Suite 2900, Chicago, IL 60601(3)(4)	7,411,606	24.4%	—	—	17.9%
FMR Corp. .... 82 Devonshire Street, Boston, MA 02109(3)(5)	2,111,850	7.0%	—	—	5.1%
AXA Financial, Inc. .... 1290 Avenue of the Americas New York, NY 10104(3)(6)	1,791,816	5.9%	—	—	4.3%

* All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) Includes 1,227,025 common shares that may be acquired upon the exercise of stock options during the 60 days following February 24, 2005. For purposes of calculating the percentage of outstanding common shares beneficially owned by Mr. Mixon and his percentage of total shares beneficially owned, the common shares which he had the right to acquire during that period by exercise of stock options are considered to be outstanding. The number of shares shown as beneficially owned by Mr. Mixon also includes (i) 18,073 common shares owned by the trustee for Invacare Retirement Savings Plan, (ii) 222,830 common shares owned of record by Mr. Mixon's spouse, (iii) 17,578 common shares owned by Roundwood Capital, L.P., a limited partnership of which Mr. Mixon is a managing member of its general partner, (iv) 24,576 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon, (v) 24,577 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon's spouse, (vi) 111,319 common shares owned by the trustee for a 2003 grantor retained annuity trust created by Mr. Mixon, and (vii) 111,319 common shares owned by the trustee for a 2003 grantor retained annuity trust created by Mr. Mixon's spouse. Mr. Mixon disclaims beneficial ownership of the shares held by his spouse, the grantor retained annuity trusts created by the reporting person's spouse and the shares held by Roundwood Capital, L.P.

(2) Includes 175,500 common shares, which may be acquired upon the exercise of stock options during the 60 days following February 24, 2005. For purposes of calculating the percentage of outstanding common shares beneficially owned by Mr. Richey and his percentage of total shares beneficially owned, the common shares which he had the right to acquire during that period by exercise of stock options are deemed to be outstanding.

(3) The number of common shares beneficially owned is based upon a Schedule 13G filed by the holder with the SEC to reflect share ownership as of December 31, 2004.

(4) The Schedule 13G was filed by Ariel Capital Management, LLC, which has sole voting power with respect to 5,901,719 of the 7,411,606 common shares held, and sole dispositive power with respect to 7,410,151 of the 7,411,606 common shares held.

(5) The Schedule 13G was filed by FMR Corp., which has sole voting power with respect to 86,450 of the 2,111,850 common shares held, and sole dispositive power with respect to all 2,111,850 of the common shares held.

(6) The Schedule 13G was filed by AXA Financial, Inc., which has sole voting power with respect to 899,694 of the 1,791,816 common shares held, and sole dispositive power with respect to 1,791,516 of the 1,791,816 common shares held.

How many common shares do each of Invacare's directors and executive officers hold and what is their level of total voting power?

The following table sets forth, as of February 24, 2005, the share ownership of all directors, our Chief Executive Officer and our four other highest paid executive officers and all directors and executive officers as a group:

	Common Shares beneficially owned		Class B Common Shares beneficially owned**		
Name of beneficial owner	Number of shares	Percentage	Number of shares	Percentage	Percentage of total voting power beneficially owned
Gerald B. Blouch(3)	664,649	2.2%	—	—	1.6%
James C. Boland(3)	38,893	*	—	—	*
Michael F. Delaney(3)	18,478	*	—	—	*
Whitney Evans(3)	43,647	*	—	—	*
C. Martin Harris, M.D.(3)	10,770	*	—	—	*
Bernadine P. Healy, M.D.(3)	41,570	*	—	—	*
John R. Kasich(3)	22,594	*	—	—	*
A. Malachi Mixon, III(1)	2,293,277	7.3%	703,912	63.3%	21.9%
Dan T. Moore, III(3)	182,356	*	—	—	*
Joseph B. Richey, II(2)	826,260	2.7%	376,262	33.8%	11.0%
Louis F.J. Slangen(3)	121,206	*	—	—	*
Gregory C. Thompson(3)	61,050	*	—	—	*
William M. Weber(3)	81,177	*	—	—	*
All executive officers and Directors as a group (14 persons)(3)	4,433,052	13.6%	1,080,174	97.1%	34.8%

* Less than 1%.

** All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) See Footnote 1 to the preceding table.

(2) See Footnote 2 to the preceding table.

(3) The common shares beneficially owned by Invacare's executive officers and directors as a group include an aggregate of 2,293,775 common shares which may be acquired upon the exercise of stock options during the 60 days following February 24, 2005. For purposes of calculating the percentage of outstanding common shares beneficially owned by each of Invacare's executive

officers and directors, and all of them as a group, and their percentage of total shares beneficially owned, common shares which they had the right to acquire by exercise of stock options within 60 days of February 24, 2005, are considered to be outstanding. The number of common shares that may be acquired by the exercise of such stock options for the noted individuals is as follows: Mr. Blouch, 548,425 shares; Mr. Boland, 37,885 shares; Mr. Delaney, 7,478 shares; Mr. Evans, 16,656 shares; Dr. Harris, 10,770 shares; Dr. Healy, 36,570 shares; Mr. Kasich, 22,594 shares; Mr. Moore, 22,097 shares; Mr. Slangen, 92,675 shares; Mr. Thompson, 48,200 shares; and Mr. Weber, 5,250 shares.

Section 16(a) Beneficial Ownership Compliance

The rules of the SEC require us to disclose late filings of reports of stock ownership, and changes in stock ownership, by our directors and executive officers. To the best of Invacare's knowledge, all of the filings were made on a timely basis in 2004, except for (1) the gifting of 17,000 common shares on October 6, 2000 and 10,000 common shares on February 28, 2001 by Mr. Mixon, which were reported on a Form 5, dated December 31, 2004; (2) the nine monthly purchases of an aggregate of 327 phantom common shares by Mr. Richey during 2004 pursuant to a right to defer compensation under the Invacare Corporation 401(k) Benefit Equalization Plus Plan, all of which were reported on a Form 4, dated February 4, 2005; (3) the sale of 12,189 common shares on November 4, 2004 by Mr. Slangen, which was reported on a Form 5, dated December 31, 2004; and (4) the sale of 300 common shares on December 10, 2004 by Bridget A. Miller, which was reported on a Form 5, dated December 31, 2004.

CORPORATE GOVERNANCE

How many times did the Board meet in 2004?

The Board of Directors held six meetings during the fiscal year ended December 31, 2004. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors held during the period he or she served as a director and (2) the total number of meetings held by committees of the Board on which he or she served. Board members are expected to attend Invacare's annual meeting of shareholders, and each director attended last year's annual shareholder meeting. The non-management directors meet in executive sessions after the end of each of the regularly scheduled Board meetings. The chairpersons of the four standing committees of the Board rotate presiding over such sessions.

What codes of ethics apply to directors, officers and employees?

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. We also have adopted a separate Financial Code of Ethics that applies to our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer and principal accounting officer). You can find both codes on our website at www.invacare.com by clicking on the link for Investor Relations. We will post any amendments to the codes, as well as any waivers that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange, on our website. You also can obtain a printed copy of these documents, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

Has the Board adopted corporate governance guidelines?

The Board has adopted Corporate Governance Guidelines. This document can be found on our website at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

Who are the current members of the different Board committees?

Director	Audit Committee	Compensation, Management Development and Corporate Governance Committee	Nominating Committee	Investment Committee
Gerald B. Blouch				
James C. Boland	*	**		
Michael F. Delaney				*
Whitney Evans		*		**
C. Martin Harris, M.D.				*
Bernadine P. Healy, M.D.				
John R. Kasich			**	*
A. Malachi Mixon, III				
Dan T. Moore, III	*		*	
Joseph B. Richey, II				
William M. Weber	**	*	*	

* Member

** Chairperson

What are the principal functions of the Board committees?

The Board has an Audit Committee; a Compensation, Management Development and Corporate Governance Committee; a Nominating Committee; and an Investment Committee.

Audit Committee. The Audit Committee assists the Board in monitoring (i) Invacare's compliance with legal and regulatory requirements, (ii) the integrity of Invacare's financial statements, and (iii) the independence, performance and qualifications of Invacare's internal and independent auditors. The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board of Directors, a copy of which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Audit Committee met nine times during 2004.

Our Board has determined that each member of the Audit Committee satisfies the current independence standards of the New York Stock Exchange listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board also has determined that each of James C. Boland and William M. Weber qualify as an "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K. As audit committee financial experts, each of Messrs. Boland and Weber satisfy the New York Stock Exchange accounting and financial management expertise requirements.

Compensation, Management Development and Corporate Governance Committee. The Compensation, Management Development and Corporate Governance Committee assists the Board in developing and implementing (i) executive compensation programs that are fair and equitable and that are effective in the recruitment, retention and motivation of executive talent required to successfully meet Invacare's strategic objectives, (ii) a management succession plan that meets Invacare's present and future needs, and (iii) Invacare's corporate governance policies and guidelines. Each of the current members of the Compensation, Management Development and Corporate Governance Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Compensation, Management Development and Corporate Governance Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Committee met three times during 2004.

Nominating Committee. The Nominating Committee assists the Board in identifying and recommending individuals qualified to become directors and will consider all qualified nominees recommended by shareholders. John R. Kasich replaced Bernadine P. Healy, M.D. as chairman in November 2004. Each of the current members of the Nominating Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Nominating Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Nominating Committee met twice during 2004.

Investment Committee. The Investment Committee assists the Board in monitoring the investments of the Invacare Retirement Savings Plan and other plans designated by the Board or the Investment Committee. Each of the current members of the Investment Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Investment Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Investment Committee met three times during 2004.

How does the Board determine whether non-employee directors are independent?

To be considered independent under the New York Stock Exchange independence criteria under Section 303A (the "NYSE Standards"), the Board of Directors must determine that a director does not have a direct or indirect material relationship with Invacare. The Board of Directors has adopted the following guidelines (set forth in the Corporate Governance Guidelines) to assist it in making such determinations:

A director will be considered independent if he or she, at any time that is considered relevant under the NYSE Standards (subject to any applicable transition rules of the NYSE Standards):

(i) has not been employed by Invacare or its affiliates;

(ii) has not had an immediate family member who has been employed by Invacare or its affiliates as an executive officer;

(iii) has not received, and has not had an immediate family member who has received, more than $100,000 per year in direct compensation from Invacare, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service);

(iv) has not been affiliated with or employed by a present or former internal or external auditor of Invacare;

(v) has not had an immediate family member who has been affiliated with or employed in a professional capacity (partner, principal or manager) by a former internal or external auditor of Invacare;

(vi) has not been employed, and has not had an immediate family member who has been employed, as an executive officer of another company where any of Invacare's present executives serve on that company's compensation committee; and

(vii) has not been an executive officer or an employee of another company, and has not had an immediate family member who has been an executive officer of another company, that does business with Invacare and makes payments to, or receives payments from, Invacare for property or services in an amount that, in the most recent fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Additionally, the following commercial and charitable relationships will be considered immaterial relationships and a director will be considered independent if he or she does not have any of the relationships described in clauses (i)-(vii) above, and:

(i) is not an executive officer of another company, and does not have an immediate family member who is an executive officer of another company, that is indebted to the Company, or to which Invacare is indebted, where the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the other company and exceeds $100,000 in the aggregate; and

(ii) does not serve, and does not have an immediate family member who serves, as an officer, director or trustee of a foundation (other than Invacare's foundation), university, charitable or other not for profit organization, and Invacare's, or Invacare foundation's, annual discretionary charitable contributions (any matching of employee charitable contributions will not be included in the amount of contributions for this purpose) to the organization, in the aggregate, are more than 5% percent of that organization's total annual revenues (or charitable receipts in the event such organization does not generate revenues).

In the event that a director has a relationship of the type described in clauses (i) or (ii) in the immediately preceding paragraph that falls outside of the "safe harbor" thresholds set forth in such clauses (i) and (ii), or if the director had any such relationship during the prior three years that fell outside of such "safe harbor" thresholds, then in any such case, the Board of Directors annually shall determine whether the relationship is material or not, and therefore, whether the director would be independent or not. Invacare will explain in its next proxy statement the basis for any Board of Directors determination that a relationship is immaterial despite the fact that it does not meet the categorical standards of immateriality set forth in clauses (i) and (ii) in the immediately preceding paragraph.

In addition, any director serving on the Audit Committee of Invacare may not be considered independent if he or she directly or indirectly receives any compensation from Invacare other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).

The Board examined the transactions and relationships between Invacare and its affiliates and each of the directors, any of their immediate family members and their affiliates. Based on this review, the Board affirmatively determined that each of Messrs. Delaney, Boland, Evans, Weber, Kasich and Moore and Dr. Harris is independent and do not have any direct or indirect material relationship with Invacare pursuant to the categorical standards set forth in Invacare's Corporate Governance Guidelines.

How are proposed director nominees identified, evaluated and recommended for nomination?

The Nominating Committee will seek candidates for an open director position by soliciting suggestions from Committee members, the Chairman of the Board, incumbent directors, senior management or others. The Committee also may retain a third-party executive search firm to identify candidates from time to time. Additionally, the Committee will consider any unsolicited recommendation for a potential candidate to the Board from Committee members, the Chairman of the Board, other Board members, management and shareholders. The Committee will accept shareholder recommendations regarding potential candidates for the Board, provided that shareholders send their recommendations to the Chairperson of the Committee, c/o Executive Officers, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036, with the following information:

- The name and contact information for the candidate;
- A brief biographical description of the candidate, including his or her employment for at least the last five years, educational history, and a statement that describes the candidate's qualifications to serve as a director;

- A statement describing any relationship between the candidate and the nominating shareholder, and between the candidate and any employee, director, customer, supplier, vendor or competitor of Invacare; and
- The candidate's signed consent to be a candidate and to serve as a director if nominated and elected, including being named in Invacare's proxy statement.

Once the Nominating Committee has identified a prospective candidate, the Committee makes a determination whether to conduct a full evaluation of the candidate. This initial determination is based primarily on the Board's need to fill a vacancy or desire to expand the size of the Board, the likelihood that the candidate can meet the Nominating Committee's evaluation criteria set forth below, as well as compliance with all other legal and regulatory requirements. The Nominating Committee will rely on public information about a candidate, personal knowledge of any committee or Board member or member of management regarding the candidate, as well as any information submitted to the Committee by the person recommending a candidate for consideration. The Nominating Committee, after consultation with the Chairman of the Board, will decide whether additional consideration of the candidate is warranted.

If additional consideration is warranted, the Nominating Committee may request the candidate to complete a questionnaire that seeks additional information about the candidate's independence, qualifications, experience and other information that may assist the Committee in evaluating the candidate. The Committee may interview the candidate in person or by telephone and also may ask the candidate to meet with senior management. The Committee then evaluates the candidate against the standards and qualifications set out in the Nominating Committee's charter. Additionally, the Nominating Committee shall consider other relevant factors as it deems appropriate (including independence issues and familial or related party relationships).

Before nominating an existing director for re-election at an annual meeting, the Committee will consider:

- The director's value to the Board; and
- Whether the director's re-election would be consistent with Invacare's governance guidelines.

After completing the Nominating Committee's evaluation of new candidates or existing directors whose term is expiring, if the Committee believes the candidate would be a valuable addition to the Board or the existing director is a valued member of the Board, then the Nominating Committee will make a recommendation to the full Board that such candidate or existing director should be nominated by the Board. The Board will be responsible for making the final determination regarding prospective nominees after considering the recommendation of the Committee. These procedures were adhered to with respect to nominees for election at this meeting, who were unanimously recommended by the Nominating Committee and the entire Board of Directors.

How can shareholders communicate with the Board?

Shareholders may communicate their concerns directly to the entire Board or specifically to non-management directors of the Board. Such communications may be confidential or anonymous, if so designated, and may be submitted in writing to the following address: Shareholder Communication, c/o Executive Offices, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036. The status of all outstanding concerns addressed to the entire Board or only to non-management directors will be reported to the Chairman of the Board or to the chair of the Audit Committee, respectively, on a quarterly basis.

How are directors compensated?

Non-employee directors are paid a $30,000 annual retainer, $2,000 per Board meeting attended and $1,500 per committee meeting attended, or $2,000 per committee meeting for the committee chairperson. If a committee meets via teleconference, they receive half of the normal committee attendance fee. The Chairman of the Audit Committee receives an additional retainer of $5,000 per year.

Directors are eligible to defer compensation payable by Invacare for their services as a director under the Invacare Corporation 1994 Performance Plan. Mr. Boland deferred $48,000, Mr. Delaney deferred $4,100, Mr. Evans deferred $13,500, Dr. Harris deferred $32,800, Dr. Healy deferred $43,000, Mr. Kasich deferred $41,000 and Mr. Moore deferred $45,500 of their 2004 compensation and, as a result, each was issued stock options at a 25% discount based on the 1994 Plan. In addition, all non-employee directors receive annual stock option grants to acquire up to 2,000 shares vesting over a four-year term.

Certain Relationships and Related Transactions

During 2004, Invacare purchased travel services from a third party private aircraft charter company. One of the aircraft available for use by the charter company is owned by Mr. Mixon and Mr. Richey. Invacare paid approximately $630,000 to the charter company in 2004 for use of the aircraft owned by Mr. Mixon and Mr. Richey. Invacare believes that the transactions were on terms no less favorable than those Invacare would expect to obtain from unrelated parties.

Since early 1995, Invacare has made investments in and loans to NeuroControl Corporation ("NeuroControl"), a privately-held company that develops and markets electromedical stimulation systems for stroke patients in Cleveland, Ohio. During 2004, Invacare loaned NeuroControl $1,059,000 to help support its efforts to obtain FDA approval to market its stimulation systems in the United States. As of December 31, 2004, Invacare's net investment in, and advances to, NeuroControl were approximately $3 million after write-offs of approximately $23 million in prior periods. A substantial portion of Invacare's investment and advances was made pursuant to a secured credit facility. Mr. Richey is the Chairman of the Board and Chief Executive Officer of NeuroControl and Mr. Blouch serves as a Director of NeuroControl. Each of Dr. Bernadine Healy and Messrs. Evans, Moore, Weber (through his spouse), Mixon and Richey own minority equity interests in NeuroControl Corporation, having invested the following amounts in NeuroControl in 1997 or earlier: $50,000, $50,000, $100,000, $100,000, $245,000 and $7,513, respectively. In addition, (i) a private investment fund, the general partner of which is owned and controlled by Messrs. Mixon and Weber, has invested $350,000 in NeuroControl, (ii) a different private investment fund, in which Mr. Mixon is one of the three managing members of the general partner, has invested an aggregate of $750,000 in NeuroControl, and (iii) The Cleveland Clinic, Dr. Martin Harris' employer, has invested an aggregate of $750,000 in NeuroControl. Collectively, the aforementioned Invacare directors and other related parties own an aggregate of approximately 10.4% of the fully-diluted equity ownership of NeuroControl and Invacare owns an additional 20.8% of NeuroControl's equity. Invacare has formed a committee comprised of three disinterested directors to evaluate the appropriateness and/or terms of any additional future advances or other investments in NeuroControl. In February 2005, the committee assessed the status of NeuroControl's research and authorized an additional investment by the Company during 2005 in an amount of up to $1 million. For financial reporting purposes, Invacare will consolidate its investment in NeuroControl for periods beginning with the quarter ended March 31, 2005.

AUDIT COMMITTEE AND RELATED MATTERS

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight and monitoring of:

- the integrity of the Company's financial statements;
- the independence, performance and qualifications of the Company's internal and independent auditors; and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee's activities are governed by a written charter adopted by the Board of Directors which is available on the Company's website (www.invacare.com) by clicking on the link for Investor Relations.

Each member of the Audit Committee satisfies the independence requirements set forth in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal and disclosure controls. Ernst & Young LLP, the Company's independent registered public accounting firm for 2004, audited the annual financial statements prepared by management and expressed an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Ernst & Young LLP also audited management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, and expressed an opinion that the Company did maintain effective internal control over financial reporting as of December 31, 2004.

In December 2002, management established an internal audit function for the Company. The Company engaged PricewaterhouseCoopers LLP to conduct internal audit services and report its analyses, findings and recommendations directly to the Audit Committee. The Audit Committee met with PricewaterhouseCoopers LLP and Ernst & Young LLP, with and without management present, to discuss their examinations, their continuing evaluation of the Company's internal and disclosure controls and the overall quality of the Company's internal procedures and controls over financial reporting.

As part of its oversight responsibilities described above, the Audit Committee met and held discussions with management, with Ernst & Young LLP and with PricewaterhouseCoopers LLP relative to the Company's financial reporting. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, (*Communication with Audit Committees*).

In addition, Ernst & Young LLP provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (*Independence Discussions With Audit Committees*), related to the auditors' independence. The Audit Committee discussed with Ernst & Young LLP their independence from the Company and its management and considered the compatibility of non-audit services with the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission.

The Audit Committee has appointed Ernst & Young LLP as the Company's independent auditors for its 2005 fiscal year and the Company is seeking ratification for such appointment at the 2005 Annual Meeting of Shareholders.

AUDIT COMMITTEE

William M. Weber, Chairman
James C. Boland
Dan T. Moore, III

Independent Auditors

The Audit Committee and the Board of Directors have selected Ernst & Young LLP to continue as our independent auditors and to audit the financial statements of Invacare for the fiscal year ending December 31, 2005. The Audit Committee is asking you to ratify this appointment.

Fees for services rendered by Ernst & Young LLP were:

	2004	2003
Audit Fees	$3,588,000	$1,399,000
Audit-Related Fees	494,000	89,000
Tax Fees		
Tax Compliance Services	1,138,000	538,000
Tax Advisory Services	2,989,000	614,000
	4,127,000	1,152,000
All Other Fees	—	—
Total	$8,209,000	$2,640,000

Audit Fees. Fees for audit services include fees associated with the audit of our annual financial statements and review of our quarterly financial statements, including statutory audits required domestically and internationally, and the auditors' attestation report on internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Audit fees also include fees associated with providing consents included with, and assistance with and review of, documents filed with the SEC, other services in connection with statutory and regulatory filings or engagements, as well as accounting consultations billed as audit consultations and other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees. Audit-related services principally include accounting consultations, audits in connection with proposed or completed acquisitions, and advisory and assistance with implementation of internal control reporting requirements as required under Section 404 of the Sarbanes-Oxley Act.

Tax Fees. Fees for tax services include tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval for all audit, audit-related, tax services, and other services performed by our independent auditors. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chairperson of the Audit Committee authority to approve certain permitted services, provided that the Chairperson reports any such decisions to the Audit Committee at its next scheduled meeting.

EXECUTIVE COMPENSATION

The following Report on Executive Compensation and the performance graph included elsewhere in this proxy statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report or the performance graph by reference therein.

Report of the Compensation, Management Development and Corporate Governance Committee on Executive Compensation

The Compensation, Management Development and Corporate Governance Committee of the Board of Directors is responsible for the approval and administration of the Company's existing and proposed executive compensation plans. The Committee makes determinations regarding the contents of these plans, authorizes the awards to be made pursuant to such plans and operates under a written charter adopted by the Board of Directors.

Each of the current members of the Committee meets the definitions of (i) "independent" within the meaning of the New York Stock Exchange listing standards and the Company's Corporate Governance Guidelines, (ii) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Compensation Philosophy. The Committee has determined that the Company, as a performance-driven business, should reward outstanding financial results with appropriate compensation. The Committee's strategy for carrying out this philosophy is to attempt to link executive compensation with the Company's financial performance. The Committee includes stock ownership as a key component of executive compensation, as it believes that equity-based compensation aligns the long-term interests of employees with those of shareholders. The Committee also recognizes the importance of maintaining compensation at competitive levels in order to attract and retain talented executives.

The Committee engages an independent consulting firm to provide recommendations on various facets of the Company's executive compensation and to assist in analyzing whether it is competitive. In order to gauge the competitiveness of the Company's executive compensation levels, the Committee receives market data from the independent consulting firm regarding executive compensation paid by other companies having similar annual revenues, as well as larger employers with which the Company must compete for talent. The Committee relies on its independent consultant to identify a representative group of potentially competitive employers. The Committee and its independent consultant believe that the Company's most direct competitors for executive talent are not necessarily the companies that would be included in the peer group established to compare shareholder returns. Accordingly, in identifying the group of surveyed employers, the independent consultant assembles market data on companies having projected revenues similar to that of the Company, with particular emphasis on durable goods manufacturers, and on larger employers which may be significant competitors for executive talent. The assembled data is then reviewed by management and the independent consulting firm and, with respect to each of the top executive officer positions, adjusted for the scope of responsibilities of the position within the Company as compared to the equivalent responsibilities of positions within the companies included in the survey data. The Committee then compares the Company's compensation practices with those of the other companies included in the survey data and takes the results into consideration when establishing compensation guidelines for executives.

The Company's executive compensation program consists of three components: base salary, an annual cash bonus and stock-based equity incentive awards. In general, base salaries are established at market median levels for comparable positions but an opportunity for significantly higher compensation is provided through annual cash bonuses. These opportunities are dependent upon material, year-to-year improvement in earnings per share. In addition, long-term compensation is awarded in the form of stock options, restricted stock grants or in other forms deemed appropriate by the Committee in order to provide key executives with competitive financial benefits, to the extent that shareholder value is enhanced.

Annual Base Salary. Generally, the Committee seeks to establish an annual base salary range for each executive that falls within the 50th percentile of ranges established by surveyed employers for executives having similar responsibilities (as described above). In establishing appropriate salary levels for each executive other than the CEO, the Committee considers annual survey information from its independent consultant and also reviews annual recommendations from the CEO. The Committee also takes into account whether each executive met key objectives, and considers each executive's potential future contributions to the Company. The Committee also determines whether each executive's base salary provides an appropriate reward for the executive's role in the Company's performance and incentive for the executive to contribute to sustaining and enhancing the Company's long-term superior performance. Important financial performance objectives that are considered by the Committee in establishing base salary levels (some of which may not be applicable to all executives) include net sales, income from operations, cost controls, earnings before income tax, earnings per share, return on assets and return on net assets employed. Operating objectives vary for each executive and typically change from year-to-year. Financial and operating objectives are considered subjectively in the aggregate by the Committee and are not specifically weighted in assessing performance. Increases in 2004 base salaries were based on the subjective judgment of the Committee, taking into account the CEO's input regarding each executive's achievement of applicable 2003 operating and financial objectives and the targeted salary ranges based on market salary information received from the independent consultant. Resulting base salaries for the Company's executives, including the CEO, generally were slightly above the targeted 50th percentile range.

In determining the CEO's base salary for 2004, the Committee took into account the survey results regarding a 50th percentile salary range of chief executive officers at comparable employers, as well as certain of the financial performance objectives described above. The Committee noted that, under the CEO's leadership, the key manufacturing consolidation that has occurred in the United States, Europe, and Australia in the past few years continued in 2004. For instance, in order to compete with cheap foreign imports, the Company continued to accelerate various initiatives (including internal manufacturing capabilities) to source certain products in China. As a result, the Company continues to grow market share and extend current product lines, complement existing businesses, utilize and enhance its distribution strength, streamline operations and expand its geographic presence. Additionally, the CEO remained strongly committed to reenergizing the Company's research and development activities. As a direct benefit of the CEO's focus and commitment on these activities, the Company successfully introduced a number of new and/or improved products into the marketplace in 2004. The CEO continued his role as the leading industry spokesperson on behalf of the home medical equipment industry, putting the Company in a position to help shape public policy instead of being forced to react to policy changes. Further progress also was made in meeting the Company's long-term strategic objectives as set by management and reviewed by the Board of Directors each year. It is the Committee's opinion that meeting these objectives is critical to the ongoing success of the Company and that the Company has benefited from the progress toward meeting these objectives achieved in 2004 under the CEO's leadership. The Committee also believes that the CEO continued, in 2004, to keep the Company's strategic direction in line with the ever-changing marketplace in which the Company operates. This includes his leadership role in identifying strategic initiatives on an annual basis that need to be accelerated to keep the Company competitive and recognizing the costs and benefits associated with these initiatives. The Committee noted the CEO's continuing commitment to geographic expansion, with the Domus acquisition and the focus on growing the respiratory business. Additionally, the CEO has continued to take a proactive role in addressing corporate governance issues presented by the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange listing standards. These accomplishments and consideration of potential future contributions resulted in the CEO's base salary at the targeted 50th percentile salary range.

Annual Cash Bonus. Consistent with its philosophy that executive compensation should be linked with the Company's financial performance, the Committee has determined that it should seek to give each executive an opportunity to earn an annual cash bonus that would result in annual total cash compensation (salary plus bonus) to the executive that falls within the 75th market percentile of surveyed employers when the Company meets commensurately challenging financial goals, as previously outlined and focusing on earnings per share, in addition to subjective factors as the Committee deems appropriate.

Based on competitive annual bonus opportunities provided by its independent consultant, the Committee annually determines the appropriate bonus targets for each executive officer (as a percentage of his or her salary) so that annual total cash compensation for such executive officer will reach or slightly exceed the 75th market percentile if targeted earnings per share objectives are achieved, but with the potential to receive additional bonus amounts if such objectives are exceeded (subject to a $5,000,000 limit). During this process, the Committee also may determine that an executive's performance (taking into account the same factors discussed above with respect to base salary) and level of responsibilities warrant a change in the bonus target percentage from the market practices.

Each year, the Committee considers a recommendation from the CEO regarding the appropriate target for that year's earnings per share at which target bonuses will be earned. Targeted earnings per share before unusual items is generally set at a level which the Committee believes is challenging but achievable, and when achieved, the executives are deserving of compensation at the 75th market percentile. Under normal conditions, no bonuses are payable if earnings per share before unusual or non-recurring charges does not improve over the prior year and bonuses increase on a linear basis if earnings per share exceeds the minimum level up to the targeted level or higher. Despite the fact that net sales and earnings for 2004 were above the previous year's results, certain internal performance targets were not met, which resulted in middle management not earning any bonuses. As a result, the key executives determined, with the Committee's concurrence, that they should not be paid cash bonuses for 2004, but that the net sales and earnings increases that were achieved in 2004 should be considered by the Committee in determining the cash bonuses to be paid to the executives, if any, for 2005.

The CEO's annual cash bonus was targeted to result in total cash compensation to the CEO that would fall within the 75th percentile of total cash compensation paid to chief executive officers by surveyed employers if the Company's earnings per share objective set by the Committee was achieved. In determining the level of total cash compensation to be targeted for the CEO in 2004, the Committee took into account the same factors and events described above under "Annual Base Salary." As described above, while net sales and earnings for 2004 were above the previous year's results, certain internal performance targets were not met, which resulted in middle management not earning any bonuses. As a result, the CEO determined, with the Committee's concurrence, that he should not be paid a cash bonus for 2004, but that the net sales and earnings increases that were achieved in 2004 should be considered by the Committee in determining the cash bonuses to be paid to the CEO, if any, for 2005.

Long-Term Compensation Program. The Company's long-term compensation program is based on the award of stock options and selective restricted stock awards, as well as other forms of stock and performance-based incentives as may be deemed appropriate by the Committee from time to time. Total long-term compensation is targeted at approximately the median for long-term compensation by surveyed employers, but with unlimited potential based on the performance of Invacare's stock. Stock options generally are issued as non-qualified options under the Invacare Corporation 2003 Performance Plan, are granted at market prices, vest in accordance with a schedule established by the Committee (generally over four years) and expire after ten years.

Each year, the Committee determines the appropriate percentage of each executive's salary which should be targeted as long-term compensation. The targeted percentage of salary and the stock compensation proposed for each executive officer also may be affected by the factors previously described in establishing base salaries. The stock compensation granted to each executive officer is determined based upon the previously agreed upon target level for long-term compensation and upon the projected value of the stock compensation as reflected by a valuation formula recommended by the independent consultant. The stock compensation granted to each executive other than the CEO in 2004 was based on the subjective judgment of the Committee, taking into account the CEO's comments regarding the executive's achievement of the applicable 2003 objectives (as described above under "Annual Base Salary") and the targeted range for long-term compensation. No particular weight was assigned to any one objective. Outstanding stock compensation held by an executive officer is generally not considered when the Committee determines the new stock compensation to be granted. Utilizing the valuation formula recommended by the Company's independent consultant, the stock compensation granted to the Company's executives (including the CEO) resulted in a value of long-term compensation at or near the targeted range for each executive.

The Committee awarded stock compensation to the CEO in 2004 based upon the foregoing targets and formula and taking into account the same factors and events utilized in establishing the CEO's base salary for the year.

The Company made stock compensation grants (either in the form of stock options or restricted stock) in March and August of 2004 with respect to long-term compensation payable with respect to 2004.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to a public company's chief executive officer and any of its four other highest paid executive officers is not deductible to the company unless the compensation qualifies for an exception. Section 162(m) provides an exception to the deductibility limit for performance-based compensation if certain procedural requirements, including shareholder approval of the material terms of the performance goal, are satisfied. The Company's equity incentive plans have been submitted to and approved by the Company's shareholders. The Committee therefore believes that grants of stock options to key executives under the Company's equity incentive plans pursuant to the Company's long-term compensation programs qualify for full deductibility under Section 162(m). However, restricted stock grants and certain cash bonus awards paid to key executive officers may not qualify for the exception for performance-based compensation. To the extent practicable in view of its compensation philosophy, the Company seeks to structure its executive compensation to satisfy the requirements for the performance-based compensation exception under Section 162(m). Therefore, the Company has submitted its 2005 Incentive Bonus Plan to its shareholders for approval and believes that, if approved, cash bonuses paid to key executives in accordance with the plan will qualify for the exception for performance-based compensation. At this time, however, based upon the Company's current compensation structure, the Committee believes that it is in the best interests of the Company and its shareholders for the Committee to retain flexibility in awarding incentive compensation in the form of restricted stock grants and cash bonus awards that may not qualify for the exception for performance-based compensation. The Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on the Company and intends to make a determination with respect to this issue on an annual basis.

Conclusion. The Committee has reviewed the CEO and key executives' compensation, including salary, bonus and long-term incentive compensation as described above and finds the CEO and key executives' total compensation in the aggregate to be reasonable and not excessive. The Committee believes that the relative difference between CEO compensation and the compensation of the Company's other executives is consistent with such differences found in the group of employers surveyed with the assistance of the Committee's independent consultant.

COMPENSATION, MANAGEMENT DEVELOPMENT AND
CORPORATE GOVERNANCE COMMITTEE

James C. Boland, Chairman
Whitney Evans
William M. Weber

Summary Compensation Table

The table below shows the annual and long-term compensation for services in all capacities to Invacare of the Chief Executive Officer and the four other most highly compensated executive officers of Invacare.

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	Restricted Stock Awards ($) (2)	All Other Compensation ($) (3)
A. Malachi Mixon, III	2004	1,005,000	—	44,729	142,000	466,854	346,323
Chairman and	2003	948,000	948,000	16,078	137,900	455,907	635,102
Chief Executive Officer	2002	903,000	—	15,590	122,400	430,124	366,471
Gerald B. Blouch	2004	622,000	—	13,117	56,300	289,085	81,199
President and	2003	585,833	557,650	11,244	58,700	282,213	45,187
Chief Operating Officer	2002	559,000	—	39,504	55,000	266,072	117,284
Joseph B. Richey, II.........	2004	384,000	—	17,045	25,900	—	45,189
President — Invacare	2003	369,000	276,750	14,273	15,400	—	26,368
Technologies and Senior Vice President — Electronic & Design Engineering	2002	355,000	—	43,587	17,000	—	42,660
Louis F.J. Slangen	2004	347,256	—	20,928	25,900	—	40,303
Senior Vice President —	2003	327,600	245,700	31,910	21,500	—	24,720
Sales and Marketing	2002	315,000	—	11,572	21,800	84,650	63,649
Gregory C. Thompson.......	2004	347,000	—	13,258	25,900	155,115	31,525
Chief Financial Officer &	2003	315,000	236,250	57,529(1)	28,800	159,038	69,012
President — Home Medical Equipment Group	2002	78,500	—	—	82,000	150,420	263

(1) Amount includes $47,387 in moving expenses.

(2) As described under "Compensation, Management Development and Corporate Governance Committee Report on Executive Compensation," Invacare granted 20,510 restricted stock awards on March 11, 2004 that related to special long-term compensation. The awards of 10,510 shares to Mr. Mixon, 6,508 shares to Mr. Blouch and 3,492 shares to Mr. Thompson vest 25% annually, beginning May 1, 2005, and dividends accrue based on the total shares awarded as of the date granted. The value of the restricted awards is equal to the amounts disclosed above and is based on the stock price on the date of grant. At the end of last year, restricted stock awards held were: 30,790 for Mr. Mixon, 19,054 for Mr. Blouch and 9,633 for Mr. Thompson.

(3) Includes: (a) Invacare contributions in the amount of $12,300 for Mr. Mixon, Mr. Blouch, Mr. Richey, Mr. Slangen and Mr. Thompson under the Invacare Retirement Savings Plan, a defined contribution plan; (b) Invacare contributions of: $104,310 for Mr. Mixon, $58,129 for Mr. Blouch, $27,195 for Mr. Richey, $23,081 for Mr. Slangen and $19,225 for Mr. Thompson, under Invacare's 401(k) Plus Benefit Equalization Plan, a defined contribution plan; (c) the dollar value of compensatory life insurance benefits, under Invacare's Executive Life Insurance Plan, in the amounts of $5,385 for Mr. Blouch, $2,847 for Mr. Richey and $2,461 for Mr. Slangen (Mr. Mixon is not covered by a split-dollar life insurance benefit); (d) payments by Invacare, related to premiums under Invacare's Executive Disability Income Plan, in the amounts of $5,385 for Mr. Blouch, $2,847 for Mr. Richey and $2,461 for Mr. Slangen, (Mr. Mixon and Mr. Thompson do not participate in Invacare's Executive Disability Income Plan); (e) payment by Invacare for the premium of a life insurance policy for Mr. Mixon amounting to $3,564; (f) payment by Invacare for the premium of a disability insurance policy for Mr. Mixon amounting to $7,730; (g) vested portion of Invacare's one-time contribution for Mr. Mixon for his non-participation in the Executive Life Insurance Plan since its inception equal to $218,419.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 about our common shares that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including the Invacare Corporation 2003 Performance Plan, the Invacare Corporation 1994 Performance Plan and the 1992 Non-Employee Directors Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,638,405	$29.81	1,033,858(1)
Equity compensation plans not approved by security holders	12,102(2)	—	—
Total	4,650,507	$29.81	1,033,858

(1) Represents shares available under the Invacare Corporation 2003 Performance Plan. The Invacare Corporation 2003 Performance Plan allows for the granting of no more than 300,000 shares at an exercise price of zero and no more than 200,000 shares at an exercise price of not less than 75% of the market value on the date the option is granted.

(2) Represents phantom share units in the Invacare Corporation 401(k) Plus Benefit Equalization Plan ("401(k) Plus Plan").

The 401(k) Plus Plan, created in March 1994, is a non-qualified contributory savings plan for highly compensated associates. The program is offered to allow participants to defer compensation above the amount allowed in the Invacare Retirement Savings Plan, our qualified retirement plan, and provides the ability for additional pre-tax savings opportunities.

In addition to individual deferrals, Invacare provides a matching contribution and a quarterly contribution. The 401(k) Plus Plan works in tandem with the Invacare Retirement Savings Plan, in that funds may be transferred to the qualified plan on an annual basis, as determined by IRS limitations. Participants may allocate contributions among an array of funds representing a full range of risk/return profiles, including Invacare common shares reflected in phantom share units.

The earnings in the deferral accounts are based on the net earnings of the underlying fund. Thus, participant accounts are credited with hypothetical appreciation, depreciation and dividends. Participants do not have any direct interest or ownership of the funds. Participant's contributions are always 100% vested in the plan and employer contributions vest according to a 5 year graduated scale. All distributions from the plan are in the form of cash.

In order to address the requirements of the American Jobs Creation Act of 2004, effective January 1, 2005, we froze the 401(k) Plus Plan and prohibited further deferrals and contributions to the 401(k) Plus Plan for compensation earned after December 31, 2004. All of the earned and vested benefits of the participants in the 401(k) Plus Plan as of December 31, 2004 will be preserved under the existing plan provisions.

In conjunction with the foregoing, a new Invacare Corporation Deferred Compensation Plus Plan (the "Deferred Compensation Plus Plan") was established, effective January 1, 2005. The nonvested benefits of participants in the 401(k) Plus Plan as of December 31, 2004 were transferred to the Deferred Compensation Plus Plan. In addition, the Deferred Compensation Plus Plan allows certain participants to defer all or any portion of the their annual cash bonus compensation and up to 50% of their salary earned on or after January 1, 2005 to the plan. Invacare provides a matching contribution on amounts deferred, as well as a quarterly contribution for the benefit of eligible participants. Employee deferrals and contributions by Invacare for the benefit of each employee are credited with earnings, gains or losses based on the performance of investment funds selected by the employee. These funds generally are the same funds offered for investment under the Invacare Retirement Savings Plan. Distributions under the Deferred Compensation Plus Plan may be made only upon termination of the employee's employment, death, disability or hardship, at certain times specified by the employee at the time of deferral in accordance with the terms of the plan, or, if permitted by applicable law, upon a change in control of Invacare. Elections to participate in the Deferred Compensation Plus Plan must be made by the employee in accordance with the requirements of the plan and applicable law.

Option Grants In Last Fiscal Year

The following table shows, for the Chief Executive Officer and the four other most highly compensated executive officers, the stock options granted in 2004, which were granted under the Invacare Corporation 1994 and 2003 Performance Plans.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted(1) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price(2) ($ per Share)	Expiration Date	5% ($)	10% ($)
A. Malachi Mixon, III	142,000	23.8%	44.30	8/24/14	3,956,000	10,026,000
Gerald B. Blouch........	56,300	9.4%	44.30	8/24/14	1,569,000	3,975,000
Joseph B. Richey, II	25,900	4.3%	44.30	8/24/14	722,000	1,829,000
Louis F.J. Slangen	25,900	4.3%	44.30	8/24/14	722,000	1,829,000
Gregory C. Thompson ...	25,900	4.3%	44.30	8/24/14	722,000	1,829,000
All Shareholders(4)......	N/A	N/A	N/A	N/A	869,400,000	2,219,100,000

(1) Options vest over four years at a rate of 25% per year, commencing in 2005 and become 100% exercisable on September 30, 2008.

(2) The exercise price is equal to the fair market value of Invacare's common shares as of the date of grant.

(3) Potential Realizable Value is based on assumed annual growth rates for the 10-year term of the option. The assumed rates of 5% and 10% are set by the SEC and are not intended to be a forecast of Invacare's common share price and are not necessarily indicative of the actual values, which may be realized by the above executive officers or shareholders. Actual gains, if any, on stock options exercised are dependent on the actual performance of the stock.

(4) The potential gain realizable by all shareholders (based on 30,275,195 common shares and 1,111,965 Class B common shares outstanding at the exercise price of $44.30 per share as of the grant date of August 24, 2004) at 5% and 10% assumed annual growth rates over a term of 10 years is provided as a comparison to the potential gain realizable by each of the above executive officers at the same assumed annual rates of appreciation in share value over the same 10-year term. The value of a common share would appreciate to approximately $72.00 per share at an assumed 5% annual growth rate and would appreciate to approximately $115.00 at an assumed 10% annual growth rate.

Each of the options issued under Invacare's stock option plans includes a provision which provides that the option shall become immediately exercisable, unless stated otherwise in the option agreements, upon the commencement of a tender offer for Invacare's common shares or the establishment of a record date for determining shareholders entitled to vote upon a dissolution, liquidation or certain mergers or consolidations of Invacare. Upon the occurrence of the merger or consolidation, the option may be adjusted or amended as the Compensation, Management Development and Corporate Governance Committee of the Board of Directors deems appropriate and equitable. Under the terms of

Invacare's stock option plans, the Committee also may grant reload options under any circumstances as it deems appropriate.

Option Exercises And Year-End Value Table

The table below shows information with respect to options exercised by, and the value of unexercised options under Invacare's stock option plans for the Chief Executive Officer and the four other most highly compensated executive officers.

Aggregated Option Exercises in 2004 and Option Value at Year-End 2004

Name	Number of Shares Acquired on Exercise (#)	Value Realized(1) ($)	Number of Securities Underlying Unexercised Options at 12/31/04 (#)		Value of Unexercised In-the-Money Options at 12/31/04(2) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
A. Malachi Mixon, III	—	—	1,300,425	334,825	28,233,923	2,126,902
Gerald B. Blouch	34,200	1,049,940	448,425	240,475	9,342,143	3,202,016
Joseph B. Richey, II.....	21,800	693,131	198,900	49,900	4,381,550	283,844
Louis F.J. Slangen	57,200	1,380,712	92,675	57,925	1,701,811	360,068
Gregory C. Thompson...	—	—	48,200	88,500	617,592	791,620

(1) Represents the difference between the option exercise price and the closing price of the common shares on the NYSE on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options at 12/31/04" is equal to the difference between the option exercise price and the closing price of $46.26 of a common share on the NYSE on December 31, 2004.

Pension Plans

We have established a Supplemental Executive Retirement Plan (SERP) for certain executive officers to supplement other savings plans offered by Invacare to provide a specific level of replacement compensation for retirement. The annual benefit is a single-life annuity in an amount equal to a portion of final earnings. The maximum benefit is 50% at 15 years of service. This annual benefit is reduced by the annual value of Invacare contributions to the qualified Invacare Retirement Savings Plan, Invacare contributions to the 401(k) Plus Plan and Deferred Compensation Plus Plan, and one-half of the annual Social Security benefit plus other offsets.

This plan is a nonqualified plan and thus, the benefits accrued under this plan are subject to the claims of our general creditors if Invacare were to file for bankruptcy. The benefits will be paid (1) from an irrevocable grantor trust funded from our general funds or (2) directly from our general funds.

The following table reflects the estimated annual single-life annuity payment, without reductions for applicable offsets, payable to a participant retiring in 2004 at age 65.

Pension Table

	Years of Service(2)(3)		
Remuneration(1)	5	10	15
$ 200,000	$ 33,333	$ 66,667	$100,000
300,000	50,000	100,000	150,000
400,000	66,667	133,333	200,000
500,000	83,333	166,667	250,000
600,000	100,000	200,000	300,000
700,000	116,667	233,333	350,000
800,000	133,333	266,667	400,000
900,000	150,000	300,000	450,000
1,000,000	166,667	333,333	500,000
1,100,000	183,333	366,667	550,000
1,200,000	200,000	400,000	600,000

(1) Remuneration for purposes of calculating pension benefit is based on final base salary and target bonus.

(2) These pension benefits represent annual single-life annuity values. As of December 31, 2004, the current years of service credited are 24 for Mr. Mixon, 15 for Mr. Blouch, 20 for Mr. Richey, 17 for Mr. Slangen and 7 for Mr. Thompson.

(3) Mr. Mixon's offset will be waived for successful management succession planning and to recognize past contributions to Invacare.

Employment, Severance and Change in Control Agreements

Severance Pay Agreements. To ensure continuity and the continued dedication of key executives during any period of uncertainty caused by the possible threat of a takeover, Invacare has entered into severance pay agreements with key executives, including each of our five highest compensated officers. In the event there is a change of control of Invacare and a key executive is terminated without cause or resigns for good reason (as those terms are defined) during the three year period following a change of control under the conditions set forth in the agreements, the executive will receive, in addition to accrued salary, bonus and vacation pay, the following:

(1) a lump sum severance benefit equal to three times annual base salary plus the executive's target bonus less any retention bonus paid to the executive for being employed on the first anniversary after a change in control;

(2) continued participation in Invacare's employee welfare benefit plans, certain perquisites and other benefit arrangements for a period of three years following termination or resignation; and

(3) 401(k), 401(k) Plus Plan, Deferred Compensation Plus Plan, profit sharing and retirement benefits (including under the SERP) so that the total retirement benefits received will be equal to the retirement benefits which would have been received had the executive's employment with Invacare continued, assuming maximum compensation and contributions, during the three year period following termination; and an additional amount which will offset, on an after-tax basis, the effect of any excise tax which the executive is subject to under Section 4999 of the Internal Revenue Code relating to his receipt of "excess parachute payments."

The salary and other benefits provided by the severance pay agreements will be payable from Invacare's general funds. Invacare has agreed to reimburse the executives for any legal expense incurred in the enforcement of their rights under the severance pay agreements.

In October 2002, Invacare entered into a separate severance protection agreement with Mr. Blouch as an additional incentive to retain and motivate him as a key employee. The agreement provides that upon Mr. Blouch's termination by Invacare other than for cause or good reason, Mr. Blouch shall be entitled to the following amounts and benefits:

(1) compensation equal to three times the amount of his then applicable annual base salary to be paid in three equal annual installments;

(2) 75% of his target bonus for the year in which employment ends to be paid in three equal annual installments;

(3) any then-outstanding stock option grant or award shall immediately vest in full as of the date of termination of employment, unless stated otherwise in the option agreement; and

(4) the exercise period of any unexercised stock option shall be extended until the earlier of two years after the date of termination of employment or expiration of the option, unless stated otherwise in the option agreement. In addition, Mr. Blouch may exercise any options by means of a cashless exercise program, so long as (a) the program is legally allowed, and (b) Invacare is not required to recognize additional compensation expense as a result of the exercise.

Other Arrangements. Each of our five highest compensated executive officers are included in the Invacare Retirement Savings Plan. Invacare makes matching cash contributions up to 66.7% of employees' contributions up to a maximum of 3% of such employee's compensation, makes quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution by the Board. As described previously, Invacare sponsors a non-qualified 401(k) Plus Plan and Deferred Compensation Plus Plan covering our executive officers, which provides for employee elective deferrals and company retirement deferrals so that the total retirement deferrals equal amounts that would have been contributed to Invacare's principal retirement plans if it were not for limitations imposed by income tax regulations. Furthermore, Invacare sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for such executive officers. The SERP is a non-qualified plan that provides retirement income to supplement income available from Invacare's qualified plans and to supplement the 401(k) Plus Plan and the Deferred Compensation Plus Plan, as further described above under "Pension Plans." The target retirement benefit under the SERP is 50% of final compensation, excluding certain enumerated offsets. The SERP also provides a change of control benefit that accelerates vesting and service ratios to allow maximum benefits to SERP participants, subject to certain offsets set forth in the SERP.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation, Management Development and Corporate Governance Committee of the Board of Directors are James C. Boland, Whitney Evans and William M. Weber. Bernadine P. Healy, M.D. was a member of the committee until November 2004. There were no Compensation, Management Development and Corporate Governance Committee interlocks or insider participation activities in 2004.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on Invacare's common shares against the yearly cumulative total return of the companies listed on the Standard & Poor's 500 Stock Index, the Russell 2000 Stock Index and the S&P Supercomposite Health Care Equipment & Supplies Index (S&P Healthcare Index*).


250
200
150
100
50
0

	1999	2000	2001	2002	2003	2004
Invacare	100	171	168	167	202	231
S&P 500	100	90	79	60	78	86
Russell 2000	100	96	97	76	112	132
S&P Healthcare Index	100	143	139	120	159	186

Invacare — S&P 500 — Russell 2000 — S&P Healthcare Index

* The S&P Supercomposite Health Care Equipment & Supplies Index is a capitalization-weighted average index comprised of health care companies in the S&P 1500 Index. This index contains companies that are affected by many of the same health care trends as Invacare.

The above graph assumes $100 invested on December 31, 1999 in the common shares of Invacare Corporation, S&P 500 Index, Russell 2000 Index and the S&P Supercomposite Health Care Equipment & Supplies Index, including reinvestment of dividends, through December 31, 2004.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the annual meeting other than those stated in the Notice of Annual Meeting of Shareholders. However, if other matters properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote based on their best judgment on any other matters unless instructed to do otherwise.

Any shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by Invacare in connection with its annual meeting of shareholders to be held in 2006 must do so no later than December 8, 2005. To be eligible for inclusion in our 2006 proxy material, proposals must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Unless we receive a notice of a shareholder proposal to be brought before the 2006 annual meeting by February 21, 2006, then Invacare may vote all proxies in their discretion with respect to any shareholder proposal properly brought before such annual meeting.

Upon the receipt of a written request from any shareholder, Invacare will mail, at no charge to the shareholder, a copy of Invacare's 2004 Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission, for Invacare's most recent fiscal year. Written requests for any Reports should be directed to:

Shareholder Relations Department
Invacare Corporation
One Invacare Way, P.O. Box 4028
Elyria, Ohio 44036-2125

You are urged to sign and return your proxy promptly in the enclosed return envelope to make certain your shares will be voted at the annual meeting.

By Order of the Board of Directors,

DALE C. LAPORTE
Secretary

INVACARE CORPORATION

EXECUTIVE INCENTIVE BONUS PLAN

ARTICLE I

The Plan and Its Purpose

1.1. *Adoption of Plan.* This Invacare Corporation Executive Incentive Bonus Plan (hereinafter referred to as the "Plan") is hereby adopted by Invacare Corporation (hereinafter referred to as the "Company"), effective as of January 1, 2005, in order to set forth the terms and provisions of the annual incentive bonus program of the Company applicable to selected key employees of the Company (as hereinafter defined) on and after such date.

1.2. *Purpose.* The purpose of the Plan is (a) to provide an incentive to selected key employees of the Company in order to encourage them with short-term financial awards to improve the Company's operating results, (b) to enable the Company to recruit and retain such key employees by making the Company's overall compensation program competitive with compensation programs of companies with which the Company competes for executive talent and (c) to satisfy the requirements of Section 162(m) of the Code (as hereinafter defined) so that the deductibility of awards hereunder will not be limited by such Section 162(m).

ARTICLE II

Definitions

Unless the context otherwise indicates, the following words used herein shall have the following meanings whenever used in this instrument:

2.1. *"Affiliate"* means, except as otherwise provided in Section 2.3, any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Company as determined by the Board in its discretion.

2.2. *"Board of Directors"* means the Board of Directors of the Company as it may be constituted from time to time.

2.3. *"Change in Control"* means the happening of any of the following events:

Any person or entity (other than any employee benefit plan or employee stock ownership plan of the Company, or any person or entity organized, appointed, or established by the Company, for or pursuant to the terms of any such plan), alone or together with any of its Affiliates or Associates, becomes the Beneficial Owner of thirty percent (30%) or more of the total outstanding voting power of the Company, as reflected by the power to vote in connection with the election of directors, or commences or publicly announces an intent to commence a tender offer or exchange offer the consummation of which would result in the person becoming the Beneficial Owner of thirty percent (30%) or more of the total outstanding voting power of the Company as reflected by the power to vote in connection with the election of directors. For purposes of this Section 2.3, the terms "Affiliates," "Associates," and "Beneficial Owner" will have the meanings given them in the Rights Agreement, dated as of April 2, 1991, between the Company and National City Bank, as Rights Agent, as amended from time to time.

At any time during a period of twenty-four (24) consecutive months, individuals who were directors at the beginning of the period no longer constitute a majority of the members of the Board of Directors, unless the election, or the nomination for election by the Company's shareholders, of each director who was not a director at the beginning of the period is approved by at least a majority of the directors who are in office at the time of the election or nomination and were either directors at the beginning of the period or are continuing directors.

A record date is established for determining shareholders entitled to vote upon:

A merger or consolidation of the Company with another corporation (which is not an affiliate of the Company) in which the Company is not the surviving or continuing company or in which all or part of the outstanding common shares are to be converted into or exchanged for cash, securities, or other property;

a sale or other disposition of all or substantially all of the assets of the Company; or

the dissolution or liquidation (but not partial liquidation) of the Company.

2.4. "Code" means the Internal Revenue Code of 1986, as amended, and any lawful regulations or other pronouncements promulgated thereunder. Whenever a reference is made herein to a specific Code Section, such reference shall be deemed to include any successor Code Section having the same or a similar purpose.

2.5. "Committee" means the Compensation, Management Development and Corporate Governance Committee of the Board of Directors as it may be constituted from time to time; provided that if at any time the Compensation, Management Development and Corporate Governance Committee is not composed solely of Outside Directors, "Committee" shall mean the committee consisting of at least three (3) Outside Directors appointed by the Board of Directors to administer the Plan.

2.6. "Company" means Invacare Corporation, an Ohio corporation, or any successor organization.

2.7 "Director" means any member of the Board of Directors.

2.8. "Disability" means that a Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

2.9. "Eligible Employee" has the meaning ascribed to such term in Section 3.1 hereof.

2.10. "Incentive Bonus" means the payment earned by a Participant under the Plan as determined in accordance with Article VI.

2.11. "162(m) Employee" means a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code, which, generally means an individual who as of the last day of the Taxable Year is:

(a) the Chief Executive Officer of the Company, or

(b) among the four highest compensated officers of the Company other than the Chief Executive Officer.

2.12. The words "Outside Director" mean any member of the Board who meets the definition of "outside director" set forth in Section 162(m) of the Code and the definition of "non-employee director" set forth in Rule 16b-3 under the Exchange Act, or any successor definitions adopted by the Internal Revenue Service and Securities and Exchange Commission, respectively.

2.13. "Participant" means an Eligible Employee selected by the Committee for participation in the Plan pursuant to Section 3.2 hereof.

2.14. "Performance Goals" has the meaning ascribed to such term in Section 5.1 hereof.

2.15. "Performance Goals Date" means the date on which the Committee establishes the Performance Goals for a calendar year which date may be no later than March 31 of such calendar year.

2.16. "Plan" means the Invacare Corporation Executive Incentive Bonus Plan as adopted herein and as constituted from time to time hereafter.

2.17. "Retirement" means a Participant's retirement from active employment with the Company or an Affiliate at or after his attainment of age sixty-five (65) or "normal retirement age" as defined in the Company's qualified retirement plan(s).

2.18 "Taxable Year" means the tax year of the Company which currently is the calendar year.

ARTICLE III

Eligibility and Participation

3.1. *Eligibility.* All officers of the Company (each an "Eligible Employee") are eligible to be selected to participate in the Plan.

3.2. *Participation.* The following rules shall be applicable to participation in this Plan by an Eligible Employee:

(a) *Designation.* Subject to Subsection (c) of this Section 3.2, the Committee shall, in its discretion, designate the Eligible Employees, if any, who will participate in the Plan for each calendar year. Each Eligible Employee approved for participation will be notified of his or her selection as soon after approval as is practicable.

(b) *Participation For Employees Hired After Commencement Of Calendar Year.* Subject to Subsection (c) of this Section 3.2, an Eligible Employee whose employment with the Company commences after the first day of a calendar year and who remains actively employed through the end of the calendar year may, at the Committee's discretion, participate in the Plan for the calendar year on a pro rata basis or on such other basis as the Committee shall determine.

(c) *No Right To Participate.* No Participant or Eligible Employee has or at any time will have any right hereunder to be selected for current or future participation in the Plan. Notwithstanding the foregoing or any other provision hereof, the Committee's right to select Participants shall be subject to the terms of any employment agreement between the Company and the Participant or Eligible Employee.

ARTICLE IV

Plan Administration

4.1. *Responsibility.* The Committee has total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms.

4.2. *Authority of the Committee.* The Committee has and will have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the foregoing, the Committee has the exclusive right to (a) interpret the Plan, (b) determine eligibility for participation in the Plan, (c) decide all questions concerning eligibility for and the amount of Incentive Bonus payable under the Plan, (d) determine Performance Goals under the Plan and, before payment of any Incentive Bonus hereunder, evaluate performance and certify whether Performance Goals and any other material terms were in fact satisfied, (e) construe any ambiguous provision of the Plan, (f) correct any default, (g) supply any omission, (h) reconcile any inconsistency, (i) issue administrative guidelines as an aid to administer the Plan, (j) make such rules as it deems necessary for carrying out the purpose of the Plan and to make changes in such rules as it from time to time deems proper, (k) promulgate such administrative forms as it from time to time deems necessary or appropriate for administration of the Plan, and (l) decide any and all questions arising in the administration, interpretation and application of the Plan.

4.3. *Discretionary Authority.* The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan including, without limitation, its construction of the terms of the Plan and its determination of eligibility for participation and Incentive Bonus under the Plan. It is the intent of the Company in establishing the Plan that the decisions of the Committee and its action with respect to the Plan will be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

4.4. *Section 162(m) of the Code.* With regard to all 162(m) Employees, the Plan shall for all purposes be interpreted and construed in order to assure compliance with the provisions of Section 162(m) of the Code.

4.5. *Delegation of Authority.* Only the Committee may select for participation, set Performance Goals for, and determine satisfaction of Performance Goals and other material facts with respect to Participants who are 162(m) Employees. Except for such limitation and to the extent not otherwise prohibited by law, the Committee may delegate some or all of its authority under the Plan to any person or persons.

ARTICLE V

PERFORMANCE GOALS AND MEASUREMENT

5.1. *Definition of Performance Goals.* Incentive Bonuses under this Plan will be paid solely on account of the attainment of one or more preestablished (as provided in Section 5.2 hereof), objective Performance Goals for a calendar year or other predetermined period. A Performance Goal is a target level or levels of performance. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the Performance Goal has been met. Performance Goals can be based on one or more business criteria that apply to the Participant, a business unit, or the Company and related entities as a whole. Such business criteria could include, for example, stock price, net sales, income from operations, earnings before income tax, earnings per share, cost controls, return on assets, or return on net assets employed. A Performance Goal need not, however, be based upon an increase or positive result under a business criterion and may include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). A Performance Goal shall not include the mere continued employment of the Participant.

The Performance Goal shall state, in terms of an objective formula or standard, the method of computing the amount of the Incentive Bonus payable to the Participant if the Performance Goal is attained. A formula or standard is objective if a third party having knowledge of the relevant performance results could calculate the amount of the Incentive Bonus. In addition, the formula or standard must specify the individual Participants or class or group of Participants to which it applies.

The terms of the objective formula or standard shall preclude discretion to increase the amount of Incentive Bonus that would otherwise be due upon attainment of the goal except to the extent the amount is related to other compensation and then only to the extent permitted by Section 162(m) of the Code to the extent applicable. The objective formula may grant the Committee discretion to reduce or eliminate the Incentive Bonus otherwise due upon attainment of the Performance Goal, provided that such negative discretion is expressly set forth at the time of establishment of the Performance Goal and provided that exercise of such negative discretion with respect to a Participant does not result in an increase in the Incentive Bonus to another Participant.

The Plan's Performance Goals shall be established by action of the Committee not later than the time specified in Section 5.2 hereof. The Committee shall retain the discretion to change the targets under the Performance Goals subject to the restrictions of Section 162(m) of the Code, to the extent applicable.

5.2. *Establishment of Performance Goals.* Except as hereinafter provided in this Section 5.2, the Committee will, on or before the 90th day of the calendar year, and while the outcome is substantially uncertain, establish in writing (a) the Performance Goal or Goals applicable to such calendar year and identify the Participant or group of Participants to whom such Performance Goal or Goals are applicable and (b) if more than one Performance Goal for such calendar year is established, the weighting of the Performance Goals. If, for a given calendar year, the Committee shall not establish new Performance Goals for a Participant or group of Participants on or before the 90th day of the calendar year, the Performance Goals for the immediately preceding calendar year shall be deemed to be the Performance Goals established by the Committee for such calendar year for such Participant or group of participants.

In addition to, or in lieu of, use of the calendar year as a performance period to measure attainment of a Performance Goal, the Committee may, not later than the 90th day after the commencement of the period of service to which the Performance Goal relates, establish one or more Performance Goals for one or more Participants or groups of Participants for such other period. Any such Performance Goal may not be established after 25% of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed, and while the outcome is substantially uncertain.

5.3. *Adjustments to Performance Goals.* The Committee may, at any time during the first 90 days of a calendar year (or such other period as provided in Section 5.2 hereof), or, subject to the second paragraph of this Section 5.3 hereof, at any time thereafter in its sole and absolute discretion, adjust or modify the calculation of a Performance Goal for such calendar year (or such other period) in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; and (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant.

Notwithstanding the foregoing, to the extent the exercise of such authority after the first 90 days of a calendar year (or such other period as provided in Section 5.2 hereof) would cause the Incentive Bonuses granted to the 162(m) Employees for the calendar year (or such other period) to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, then such authority shall only be exercised with respect to those Participants who are not 162(m) Employees.

ARTICLE VI

Incentive Bonus Awards

6.1. *Incentive Opportunity.* During the applicable period specified in Section 5.2 hereof, the Committee shall determine and set forth in writing the amount of, or method for, calculating the Incentive Bonus that may be payable to each Participant under the Plan. The amount of an Incentive Bonus payable to a Participant will depend upon the level of attainment of the Performance Goals for such calendar year (or such shorter period as provided in Section 5.2 hereof) or whether the Performance Goals for such calendar year were attained.

6.2. *Certification of Attainment of Performance Goals.* The Committee shall certify attainment of Performance Goals, and other material facts, and shall calculate the amount of Incentive Bonus and authorize payment in accordance with the following procedure. As soon as practicable after the Company's financial results for the relevant calendar year or other performance period have been finalized, the Committee will certify in writing the attainment of the Performance Goals established for the calendar year (or other performance period) and other material facts and will calculate (or certify the calculation of) the Incentive Bonus, if any, payable to each Participant pursuant to Section 6.1 hereof. Such Incentive Bonus shall be paid to the Participant as soon thereafter as reasonably practicable but not later than the March 15 following the calendar year which served as the performance period upon which the Incentive Bonus is based.

6.3. *Form of Payment.* All Incentive Bonuses under the Plan will be paid in cash and shall be subject to such terms, conditions, restrictions and limitations (including, but not limited to, restrictions on alienation and vesting) as the Committee may determine, provided that such terms, conditions, restrictions and limitations are not inconsistent with the terms of the Plan.

6.4. *Termination of Employment Due to Disability, Death or Retirement.* If a Participant's employment is terminated prior to the date upon which an Incentive Bonus is paid pursuant to Section 6.2 hereof by reason of his Disability, Retirement or death, the Participant shall be eligible to receive a prorated Incentive Bonus for the calendar year in which such termination of employment occurs.

6.5. *Other Terminations of Employment.* Unless the Committee shall determine otherwise in its sole discretion, if a Participant's employment is terminated prior to the date on which Incentive Bonuses for the calendar year, or other performance period, are paid (other than as provided in Section 6.4 and 6.6 hereof), the Participant's participation in the Plan shall end, and the Participant shall not be entitled to any Incentive Bonus for such calendar year.

6.6. *Payment Following a Change in Control.* In the event of a Change in Control, notwithstanding anything contained herein to the contrary, the Company shall pay each Participant who is participating in the Plan at the time of such Change in Control a single sum cash payment equal to the greater of (a) the target-level Incentive Bonus that would have been paid if the Performance Goal for the calendar year in which the Change in Control occurs had been achieved, or (b) the Incentive Bonus that would have been paid to the Participant if the Performance Goal that was actually achieved during the portion of the calendar year which occurs prior to the Change in Control is annualized for the entire calendar year. Further, all terms, conditions, restrictions and limitations in effect on any outstanding Incentive Bonus shall immediately lapse on the date of such Change in Control. For purposes of this Plan, the Committee has and will have the sole discretion to determine whether and the date on which a Change in Control occurred or is occurring. Notwithstanding the foregoing, a Participant shall receive no additional payment pursuant to this Section 6.6 if, pursuant to any employment or similar agreement between the Company or other Affiliate and such Participant, the Participant is entitled to receive any payment under this Plan in connection with such Change in Control.

6.7. *Limitations on Payments.* Notwithstanding any provision herein to the contrary, (a) no Incentive Bonus will be paid for a calendar year, or other performance period, in which performance fails to attain or exceed any minimum level established for any of the Performance Goals; and (b) no Incentive Bonus payable to a Participant for a calendar year shall exceed $5,000,000.

ARTICLE VII

MISCELLANEOUS

7.1. *Employment.* Nothing in this Plan will interfere with or limit in any way the right of the Company to terminate a Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Affiliate.

7.2. *Nonassignability.* No Incentive Bonus under this Plan may be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge or encumbrance, nor may any Incentive Bonus be payable to anyone other than the Participant to whom it was granted (other than by will or the laws of descent and distribution).

7.3. *Laws Governing.* This Plan is to be construed in accordance with and governed by the laws of the State of Ohio.

7.4. *Withholding Taxes.* The Company may deduct from all payments under this Plan any federal, state or local other taxes or other amounts required by law to be withheld with respect to such payments.

7.5. *Plan Binding on Company and Successors.* This Plan will be binding upon and inure to the benefit of the Company, its successors and assigns and each Participant and his or her beneficiaries, heirs, executors, administrators and legal representatives.

7.6. *Amendment and Termination.* The Committee may suspend or terminate this Plan at any time with or without prior notice. In addition, the Committee may, from time to time and with or without prior notice, amend this Plan in any manner but may not without shareholder approval adopt any amendment that would require the vote of the shareholders of the Company pursuant to applicable laws, regulations or exchange requirements, specifically including Section 16 of the Exchange Act or Section 162(m) of the Code.

7.7. *Compliance with Section 162(m).* If any provision of this Plan would cause the Incentive Bonuses granted to a 162(m) Employee to fail to constitute qualified "performance-based compensation" under Section 162(m) of the Code for any calendar year, that provision, insofar as it pertains to the 162(m) Employee, shall be severed from, and shall be deemed not to be a part of this Plan, but the other provisions hereof shall remain in full force and effect.

7.8. *Shareholder Approval Pursuant to 162(m).* The material terms under which Incentive Bonuses are to be paid, including the Performance Goals, will be disclosed to shareholders of the Company in advance of the 2005 annual meeting of shareholders. Unless, at that meeting, in a separate shareholder vote, this Plan is approved by a majority of the vote in such separate shareholder vote, no Incentive Bonus shall be paid hereunder to any 162(m) Employee. Furthermore, no Incentive Bonus shall be payable under this Plan to any 162(m) Employee prior to such vote.

c/o National City Bank
Corporate Trust Operations
Locator 5352
P. O. Box 92301
Cleveland, OH 44101-4301

DETACH CARD

INVACARE CORPORATION
PROXY FOR COMMON SHARES AND CLASS B COMMON SHARES

Annual Meeting of Shareholders — May 25, 2005
This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby (i) appoints A. MALACHI MIXON, III, GERALD B. BLOUCH and GREGORY C. THOMPSON, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Wednesday, May 25, 2005 at 10:00 A.M. (EDT) and at any adjournments thereof, hereby revoking any and all Proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all the Common Shares and Class B Common Shares of the Company represented by this Proxy as follows, **with the understanding that if no directions are given below, said shares will be voted "FOR" the election of the four Directors nominated by the Board of Directors and "FOR" each of the other proposals.**

(1) ELECTION of Directors each to serve a three year term ending in 2008.

☐ FOR all nominees listed (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY to vote for all nominees listed

Michael F. Delaney, C. Martin Harris, M.D., Bernadine P. Healy, M.D. and A. Malachi Mixon, III

(2) PROPOSAL to approve and adopt the Invacare Corporation Executive Incentive Bonus Plan.

☐ FOR the Proposal ☐ AGAINST the Proposal ☐ ABSTAIN from the Proposal

(3) PROPOSAL to ratify appointment of Ernst & Young LLP as the Company's independent auditors.

☐ FOR the Proposal ☐ AGAINST the Proposal ☐ ABSTAIN from the Proposal

(Instruction: To withhold authority to vote for any individual nominee, write that nominee's name on the following line.)

____

(Continued and to be signed on other side)

DETACH CARD

(Proxy — continued from other side)

(4) In their discretion to act on any other matters which may properly come before the Annual Meeting.

Dated ______________, 2005

____

Your signature to the Proxy form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

Please date, sign and return promptly in the accompanying envelope.

c/o National City Bank
Corporate Trust Operations
Locator 5352
P. O. Box 92301
Cleveland, OH 44101-4301

DETACH CARD

INVACARE CORPORATION
COMMON SHARES AND CLASS B COMMON SHARES
VOTING INSTRUCTION CARD

Annual Meeting of Shareholders — May 25, 2005
This Card is solicited on behalf of the trustees of the Invacare Retirement Savings Plan

The undersigned hereby instructs the trustees of the Invacare Retirement Savings Plan to vote the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company") which the undersigned is entitled to vote as a participant in an employee benefit plan which may be funded by the Invacare Retirement Savings Plan at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Wednesday, May 25, 2005 at 10:00 A.M. (EDT) and at any adjournments thereof. The undersigned authorizes and directs the trustees of the Invacare Retirement Savings Plan to vote all the Common Shares and Class B Common Shares of the Company represented by this Card as follows, **with the understanding that if no directions are given below, said shares will be voted "FOR" the election of the four Directors nominated by the Board of Directors and "FOR" each of the other proposals.**

(1) ELECTION of Directors each to serve a three year term ending in 2008.

☐ FOR all nominees listed (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY to vote for all nominees listed

Michael F. Delaney, C. Martin Harris, M.D., Bernadine P. Healy, M.D. and A. Malachi Mixon, III

(2) PROPOSAL to approve and adopt the Invacare Corporation Executive Incentive Bonus Plan.

☐ FOR the Proposal ☐ AGAINST the Proposal ☐ ABSTAIN from the Proposal

(3) PROPOSAL to ratify appointment of Ernst & Young LLP as the Company's independent auditors.

☐ FOR the Proposal ☐ AGAINST the Proposal ☐ ABSTAIN from the Proposal

(Instruction: To withhold authority to vote for any individual nominee, write that nominee's name on the following line.)

(Continued and to be signed on other side)

DETACH CARD

(Proxy — continued from other side)

(4) In their discretion to act on any other matters which may properly come before the Annual Meeting.

Dated _______________, 2005

____

Your signature to the Instruction Card form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

Please date, sign and return promptly in the accompanying envelope.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-12938

INVACARE CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	95-2680965
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (440) 329-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Shares, without par value	New York Stock Exchange
Rights to Purchase Commons Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy of information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark if the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of June 30, 2004, the aggregate market value of the 27,329,710 Common Shares of the Registrant held by non-affiliates was $1,222,184,631 and the aggregate market value of the 31,803 Class B Common Shares of the Registrant held by non-affiliates was $1,422,230. While the Class B Common Shares are not listed for public trading on any exchange or market system, shares of that class are convertible into Common Shares at any time on a share-for-share basis. The market values indicated were calculated based upon the last sale price of the Common Shares as reported by The New York Stock Exchange on June 30, 2004, which was $44.72. For purposes of this information, the 2,724,495 Common Shares and 1,080,174 Class B Common Shares which were held by Executive Officers and Directors of the Registrant were deemed to be the Common Shares and Class B Common Shares held by affiliates.

As of February 24, 2005, 30,322,573 Common Shares and 1,111,965 Class B Common Shares were outstanding.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2005 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2004.

INVACARE CORPORATION
2004 ANNUAL REPORT ON FORM 10-K CONTENTS

PART I

Item 1. Business.

GENERAL

Invacare Corporation is the world's leading manufacturer and distributor of non-acute health care products based upon its distribution channels, the breadth of its product line and its net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets. Invacare continuously revises and expands its product lines to meet changing market demands and currently offers over two dozen product lines. The company's products are sold principally to over 25,000 home health care and medical equipment provider locations in the U.S., Australia, Canada, Europe and New Zealand, with the remainder of its sales being primarily to government agencies and distributors. Invacare's products are sold through its worldwide distribution network by its sales force, telesales associates and various organizations of independent manufacturers' representatives and distributors. The company also distributes medical equipment and related supplies manufactured by others.

Invacare is committed to design, manufacture and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. Invacare pursues this vision by:

- designing and developing innovative and technologically superior products;
- ensuring continued focus on our primary market — the non-acute health care market;
- marketing our broad range of products;
- providing the industry's most professional and cost-effective sales, customer service and distribution organization;
- supplying superior and innovative provider support and aggressive product line extensions;
- building a strong referral base among health care professionals;
- building brand preference with consumers;
- continuous advancement and recruitment of top management candidates;
- empowering all employees;
- providing a performance-based reward environment; and
- continually striving for total quality throughout the organization.

When the company was acquired in December 1979 by a group of investors, including certain of our current officers and Directors, it had $19.5 million in net sales and a limited product line of standard wheelchairs and patient aids. In 2004, Invacare reached $1.403 billion in net sales, representing a 19% compound average sales growth rate since 1979, and currently is the leading company in the industry that manufactures, distributes and markets products in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, patient aids, home care beds, home respiratory products, low air loss therapy products, seating and positioning products, bathing equipment and distributed products.

The company operates in a single industry, the home medical equipment (HME) industry segment. For information relating to net sales, operating income, identifiable assets and other information for this industry segment, see the Consolidated Financial Statements of the company.

The company's executive offices are located at One Invacare Way, Elyria, Ohio and its telephone number is (440) 329-6000. In this report, Invacare and the company refer to Invacare Corporation and, unless the context otherwise indicates, its consolidated subsidiaries.

THE HOME MEDICAL EQUIPMENT INDUSTRY

North America

The home medical equipment market includes home health care products, physical rehabilitation products and other non-disposable products used for the recovery and long-term care of patients. The company believes that sales of domestic home medical equipment products will continue to grow during the next decade and beyond as a result of several factors, including:

Growth in population over age 65. The nation's overall life expectancy continues to increase. A recent report from the U.S. Department of Health and Human Services (DHHS) states that the average life expectancy for men and women who reach the age of 65 is now 81 and 84, respectively and life expectancy at birth is now 74 for men and almost 80 for women. The DHHS also reports that people age 65 or older represent the vast majority of home health care patients and will increase from 12% of the population in 2000 to 20% of the population by the year 2050. A significant percentage of people using home and community-based health care services are 65 years of age and older.

Treatment trends. Many medical professionals and patients prefer home health care over institutional care because they believe that home health care results in greater patient independence, increased patient responsibility and improved responsiveness to treatment because familiar surroundings are conducive to improved patient outcomes. Health care professionals, public payers and private payers agree that home care is a cost effective, clinically appropriate alternative to facility-based care. Recent surveys show that approximately 70% of adults would rather recover from an accident or illness in their home, while approximately 90% of the older population showed preference for home-based, long-term care.

Technological trends. Technological advances have made medical equipment increasingly adaptable for use in the home. Current hospital procedures often allow for earlier patient discharge, thereby lengthening recuperation periods outside of the traditional institutional setting. In addition, continuing medical advances prolong the lives of adults and children, thus increasing the demand for home medical care equipment.

Health care cost containment trends. In 2002, health care expenditures in the U.S. totaled $1.5 trillion dollars or approximately 14.9% of the Gross Domestic Product (GDP), the highest among industrialized countries. In 2013, the nation's health care spending is projected to increase to $3.4 trillion, growing at an average annual rate of 7.3%. Over this same period, spending on health care is expected to increase to approximately 18.4% as a share of GDP. The rising cost of health care has caused many payers of health care expenses to look for ways to contain costs. Home health care has gained widespread acceptance among health care providers and public policy makers as a cost effective, clinically appropriate and patient preferred alternative to facility-based care for a variety of acute and long-term illnesses and disabilities. Thus, the company believes that home health care and home medical equipment will play a significant role in reducing health care costs.

Society's mainstreaming of people with disabilities. People with disabilities are part of the fabric of society and this has increased, in large part, due to the 1991 Americans with Disabilities Act (ADA). This legislation provides mainstream opportunities to people with disabilities. The ADA imposes requirements on certain components of society to make reasonable accommodations to integrate people with disabilities into the community and the workplace.

Distribution channels. The changing home health care market continues to provide new ways of reaching the end user. The distribution network for products has expanded to include not only specialized home health care providers and extended care facilities but retail drug stores, surgical supply houses, rental, hospital and HMO-based stores, home health agencies, mass merchandisers, direct sales and the Internet.

Europe/Asia/Pacific

The company believes that, while many of the market factors influencing demand in the U.S. are also present in Europe and Asia/Pacific — aging of the population, technological trends and society's acceptance of people with disabilities — each of the major national markets within Europe and in Asia/Pacific have distinctive characteristics. The health care industry is more heavily socialized and, therefore, is more influenced by government regulation and fiscal policy. Variations in product specifications, regulatory approvals, distribution requirements and reimbursement policies require the company to tailor its approach to each national market. Management believes that as the European markets become more homogeneous and the company continues to refine its distribution channels, the company can more effectively penetrate these markets. Likewise, the company expects to increase its sales in the highly fragmented Australian, New Zealand and Asian markets.

GEOGRAPHICAL SEGMENTS AND PRODUCT CATEGORIES

North America

North American operations are aligned into five primary product groups, which manufacture and market products in all of the major home medical equipment categories. In Canada, the company primarily sells Invacare products manufactured in the U.S.

REHAB PRODUCTS

Power wheelchairs. Invacare manufactures a complete line of power wheelchairs for individuals who require independent powered mobility. The range includes products that can be significantly customized to meet an individual's specific needs, as well as products that are inherently versatile and meet a broad range of individual requirements. Power wheelchair lines are marketed under the Invacare® Storm Series® and Xterra™ brand names and include a full range of powered mobility products. The Storm Series® was expanded in 2004 with the introduction of the TDX™ line of power wheelchairs which offer an unprecedented combination of power, stability and maneuverability. The Pronto™ Series Power Wheelchairs with SureStep™, introduced in 2002, feature center-wheel drive performance for exceptional maneuverability and intuitive driving. The power tilt and recline systems are now offered also as a result of the company's acquisition of Motion Concepts, Inc.

Custom manual wheelchairs. Invacare manufactures and markets a range of custom manual wheelchairs for everyday, sports and recreational uses. These lightweight chairs are marketed under the Invacare® and Invacare Top End® brand names. The chairs provide mobility for people with moderate to severe disabilities in their everyday activities as well as for use in various sports such as basketball, racing, skiing and tennis.

Personal Mobility. In 2003, Invacare introduced the HMV™ (Highly Maneuverable Vehicle) product, which in 2004 replaced the three and four-wheeled motorized scooters, including rear-wheel drive models for both outdoor and indoor use, marketed under the Invacare® brand name that include scooters under the Lynx™ and Panther™ product names.

Seating and positioning products. Invacare markets seat cushions, back supports and accessories under three series. Invacare® Essential™ Series provides simple seating solutions for comfort, fit and function. Invacare Infinity™ Series includes versatile modular seating, providing optimal rehab solutions. Invacare PinDot® Series offers custom seating solutions personalized for the most challenged clients. The company has also expanded its product line of seating products and wheelchairs for the pediatric market with the acquisition of Freedom Designs, Inc.

STANDARD PRODUCTS

Manual wheelchairs. Invacare's manual wheelchairs are sold for use inside and outside the home, institutional settings, or public places (e.g., airports, malls, etc.). Our clients include people who are chronically or temporarily disabled and require basic mobility performance with little or no frame modification. Examples of Invacare manual wheelchair lines, which are marketed under the Invacare® brand name, include the 9000 and Tracer® product lines. These lines offer wheelchairs that are designed to accommodate the diverse capabilities and unique needs of the individual from petite to bariatric sizes.

Personal care. Invacare manufactures and/or distributes a full line of personal care products, including ambulatory aids such as crutches, canes, walkers and wheeled walkers. This line also features one of Invacare's latest product innovations, the Rollite™ Rollator, a truly unique solution in patient mobility. Also available are safety aids such as tub transfer benches, shower chairs and grab bars, and patient care products such as commodes and other toilet assist aids.

Home care beds. Invacare manufactures and distributes a wide variety of manual, semi-electric and fully electric beds for home use under the Invacare® brand name. Home care bed accessories include bedside rails, mattresses, overbed tables, trapeze bars and traction equipment. Also available are the new bariatric beds and accompanying accessories to serve the special needs of bariatric patients.

Low air loss therapy products. Invacare manufactures and markets a complete line of mattress overlays and replacement products, under the Invacare® brand name. These products, which use air flotation to redistribute weight and move moisture away from patients, assist in the total care of those who are immobile and spend a great deal of time in bed.

Patient Transport. Invacare manufactures and markets products needed to assist in transferring individuals from surface to surface (bed to chair) or transporting from room to room. Designed for use in the home and institutional settings, these products include patient lifts and slings, and a new series of mobile, multi-functional recliners.

RESPIRATORY PRODUCTS

Home respiratory products. Invacare manufactures and/or distributes home respiratory products, including oxygen concentrators, nebulizer compressors and respiratory disposables, sleep therapy products and portable compressed oxygen systems. Invacare home respiratory products are marketed predominantly under the Invacare® brand name. The Invacare Venture HomeFill™ II Oxygen Compressor enables people to safely and easily make compressed oxygen in their home and store it in cylinders for future use.

DISTRIBUTED PRODUCTS

Distributed products. Invacare distributes numerous lines of branded medical supplies including ostomy, incontinence, diabetic, wound care and miscellaneous home medical products, as well as HME aids for daily living. In 2004, Invacare introduced its own private label brand of certain medical supplies.

CONTINUING CARE

Health Care Furnishings. Invacare, operating as Invacare Continuing Care Group, is a manufacturer and distributor of beds and furnishings for the long-term care markets. In addition, certain home medical equipment also is sold through this channel.

OTHER PRODUCTS

Accessory Products. Invacare also manufactures, markets and distributes many accessory products, including spare parts, wheelchair cushions, arm rests, wheels and respiratory parts. In some cases, Invacare's accessory items are built to be interchangeable so that they can be used to replace parts on products manufactured by others.

Asia/Pacific

The company's Asia/Pacific operations consist of Invacare Australia, which imports and distributes the Invacare range of products and manufactures and distributes the Rollerchair range of custom power wheelchairs and Pro Med lifts; Dynamic Controls, a New Zealand manufacturer of electronic operating components used in power wheelchairs and scooters; Invacare New Zealand, a manufacturer of wheelchairs and beds and a distributor of a wide range of home medical equipment; and Invacare Asia Sales, which imports and distributes home medical equipment to the Asia markets.

Europe

The company's European operations operate as a "common market" company with sales throughout Europe. The European operations currently sell a line of products providing significant room for growth as Invacare continues to broaden its product line offerings to more closely resemble that of the North American operations.

Most wheelchair products sold in Europe are designed locally to meet specific market requirements. The company manufactures and/or assembles both manual and power wheelchair products at the following European facilities: Invacare (UK) Ltd. in the United Kingdom, Invacare Poirier S.A.S. in France, and Invacare Deutschland GmbH in Germany. Manual wheelchair products are also manufactured and/or assembled at Invacare Lda. in Portugal, Invacare AG in Switzerland (the Kuschall Range), and Invacare Rea AB in Sweden. Beds and patient lifts are manufactured at Invacare Hong A/S in Denmark. A range of patient lifts is also assembled at Invacare (UK) Ltd. in the United Kingdom. Oxygen products are imported from Invacare U.S. operations. In addition to distributing the Invacare range of products, Invacare Mecc San SrL in Italy manufactures beds, patient lifts and commodes specifically for the local market.

With the acquisition in September 2004 of WP Domus GmbH (Domus), the European product range has been enhanced and market share increased. Domus is a European-based holding company that manufactures several complementary product lines to Invacare's product lines, including power add-on products, bath lifts and walking aids. Domus has three divisions: Alber, Aquatec and Dolomite.

For information relating to net sales by product group, see Business Segments in Notes to the Consolidated Financial Statements.

WARRANTY

Generally, the company's products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty.

North America and Asia/Pacific

The home medical equipment market is highly competitive and Invacare products face significant competition from other well-established manufacturers. The company believes that its success in increasing market share is dependent on providing value to the customer based on the quality, performance and price of the company products, the range of products offered, the technical expertise of the sales force, the effectiveness of the company distribution system, the strength of the dealer and distributor network and the availability of prompt and reliable service for its products. Various manufacturers, from time to time, have instituted price-cutting programs in an effort to gain market share. There can be no assurance that other HME manufacturers will not attempt to implement such aggressive pricing in the future.

Europe

As a result of the differences encountered in the European marketplace, competition generally varies from one country to another. The company typically encounters one or two strong competitors in each country, some of them becoming regional leaders in specific product lines.

MARKETING AND DISTRIBUTION

North America and Asia/Pacific

Invacare's products are marketed in the United States and Asia/Pacific primarily to providers who in turn sell or rent these products directly to consumers within the non-acute care setting. Invacare's primary customer is the home medical equipment (HME) provider. The company also employs a "pull-through" marketing strategy to medical professionals, including physical and occupational therapists, who refer their patients to HME providers to obtain specific types of home medical equipment, as well as to consumers, who express a product or brand preference.

Invacare's domestic sales and marketing organization consists primarily of a home care sales force, which markets and sells Invacare®-branded products to HME providers. Each member of Invacare's home care sales force functions as a Territory Business Manager (TBM) and handles all product and service needs for an account, thus saving customers valuable time. The TBM also provides training and servicing information to providers, as well as product literature, point-of-sale materials and other advertising and merchandising aids. In Canada, products are sold by a sales force and distributed through regional distribution centers in British Columbia, Ontario and Quebec to health care providers throughout Canada. Manufacturers' representatives market and sell Invacare products through the company's Invacare Continuing Care Group to the non-acute care market.

The Inside Sales Department provides increased sales coverage of smaller accounts and complements the efforts of the field sales force. Inside Sales offers cost-effective sales coverage through a targeted telesales effort, and has delivered excellent sales growth in each of its five years of existence.

The Invacare Service and Parts Division (ISP) focuses on improving operations and enhancing overall service to its customers. Recent initiatives included the pre-packaging of parts and adding a bar code to the label, the kitting of upholstery with associated hardware, and introducing 15 new power wheelchair and scooter accessories. ISP's Technical Education department recently consolidated its Power Wheelchair and Respiratory schools into a four-day format and continued its emphasis on improving providers repair technicians' productivity. The Service Referral Network includes over 600 providers who honor Invacare's product warranties regardless of where the product was purchased. This network of servicing providers helps ensure that all consumers using Invacare products receive quality service and support that is consistent with the Invacare brand promise.

The company sells distributed products, primarily soft goods and disposable medical supplies, through the Invacare Supply Group (ISG). ISG is an important component of Invacare's "Total One Stop Shopping" program, through which Invacare offers HME providers of all sizes a broader range of products and services at a lower total cost. ISG products include ostomy, incontinence, wound care and diabetic supplies, as well as other soft goods and disposables which complement other Invacare products that are purchased by many of the same customers who buy Invacare equipment. ISG markets its products through an inside telesales and customer service department, the Internet and Invacare's HME field sales force. ISG also markets a Home Delivery Program to HME providers through which ISG drop-ships supplies in the provider's name to the customer's address. Thus, providers have no products to stock, no minimum order requirements and delivery is made within 24 to 48 hours nationwide. In 2004, ISG completed the purchase and integration of ACS, a home infusion company, opening up a new market for ISG. ISG also added more than 150 SKUs to its Invacare-branded consumable line. The company opened a new state-of-the-art distribution facility in Jamesburg, New Jersey and closed its existing Edison, New Jersey facility. The move more than doubled available space, while also enhancing Invacare Supply Group's ability to effectively pick, pack and ship customer orders.

In 2004, Invacare, through its co-op advertising program, continued to offer direct response television commercials designed to generate demand for Invacare Power Chairs, Scooters and the HomeFill Oxygen System sold by the HME provider. These commercials feature Arnold Palmer, Invacare's worldwide spokesperson, who has become an integral part of Invacare's "Yes, you can™" promotional and marketing efforts. This program encourages consumers to achieve personal independence and participate in the activities of life, facilitated by the home health care products, which Invacare manufactures, distributes and/or markets throughout the world. The company signed an extended agreement with Arnold Palmer through the end of 2006. Mr. Palmer, serving as Invacare's spokesperson, is helping accomplish three objectives: (i) creating attention and awareness for the category of home health care products, (ii) accelerating the acceptance of these products as lifestyle enhancing so that consumers want these products and don't just need them, and (iii) establishing the Invacare brand as the consumer category-brand for home health care products. Mr. Palmer is featured throughout Invacare's marketing communications, including Invacare direct-response television commercials, print advertising, point-of-purchase displays, and other merchandising and marketing materials.

Invacare continues to enhance *www.invacare.com*, maintaining its position as the leader in e-commerce in the HME industry. In 2004, Invacare's website utilization continued to increase. Thirty-two-percent of all standard domestic orders were placed over the web. Another 14% of orders were EDI, for a total of 46% of all orders being placed electronically, resulting in a significant cost savings. New online offerings in 2004 included online financing for Invacare providers, resulting in additional transactional cost savings for the company. A full transactional web site for Invacare Canada went live in March. Major enhancements to the administration tools for the online Product Catalog were developed. A web version of the tool makes updating the online catalog quicker and easier. Users can make faster updates to product PDF documents in the online product catalog, streamlining the content management process. The integration of Invacare's website with the new Oracle ERP system began in 2004 and will continue into 2005. Increasing web transactions are reducing the number of calls to the customer service call center, which also results in significant cost savings. This integration is expected to further improve the online customer experience by adding additional website features such as contract pricing, financing options, coupons and product security.

In 2004, Invacare continued its strategic advertising campaign in key trade publications that reach the providers of home medical equipment. The company also contributed extensively to editorial coverage in trade publications concerning the products it manufactures. Company representatives attended numerous trade shows and conferences on a national and regional basis in which Invacare products were displayed to providers, health care professionals and consumers.

Invacare continues to generate greater consumer awareness of the company and its products. This was evidenced by enhancements made to its consumer-marketing program in 2004 through sponsorships of a variety of wheelchair sporting events and support of various philanthropic causes benefiting the consumers of its products. For the eleventh consecutive year, Invacare continued as a National Corporate Partner with Easter Seals, one of the most recognized charities in the United States that meets the needs of both children and adults with various types of disabilities. The company continued its sponsorships of 75 individual wheelchair athletes and teams, including several of the top-ranked male and female racers, hand cyclists, and wheelchair tennis players in the world. Invacare was the title sponsor for the ninth year in a row of the Invacare World Team Cup of Wheelchair Tennis Tournament, which took place in January in Christchurch, New Zealand. The company also continued its support of disabled veterans through its sponsorship of the 24th National Veterans Wheelchair Games, the largest annual wheelchair sports event in the world, which was held in St. Louis, Missouri. The games bring a competitive and recreational sports experience to military service veterans who use wheelchairs for their mobility needs due to spinal cord injury, neurological conditions or amputation. The year 2004 also was a Paralympic year. Team Invacare had more than 30 athletes participating in the competition who brought home more than 30 gold, silver and bronze medals at the games, which were held in September in Athens, Greece, following the Olympic Games.

The company's top 10 customers accounted for approximately 14% of 2004 net sales. The loss of business of one or more of these customers or buying groups may have a significant impact on the company, although no single customer accounted for more than 5% of the company's 2004 net sales. Providers, who are part of a buying group, generally make individual purchasing decisions and are invoiced directly by the company.

Europe

The company's European operations consist primarily of manufacturing, marketing and distribution operations in Western Europe and export sales activities through local distributors elsewhere in the world. The company has a sales force and where appropriate, distribution centers, in the United Kingdom, France, Germany, Belgium, Portugal, Spain, Italy, Denmark, Sweden, Switzerland, Norway and the Netherlands, and sells through distributors elsewhere in Europe. In markets where the company has its own sales force, product sales are typically made through dealers of medical equipment and, in certain markets, directly to government agencies. In most markets, government health care and reimbursement policies play an important role in determining the types of equipment sold and price levels for such products.

PRODUCT LIABILITY COSTS

The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $11,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring $100,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

PRODUCT DEVELOPMENT AND ENGINEERING

Invacare is committed to continuously improving, expanding and broadening its existing product lines. In 2004, new product development continued to receive an even stronger emphasis as part of Invacare's strategy to gain market share and maintain competitive advantage. To this end, the company introduced 53 new products. The following are some of the most significant product introductions:

North America

The At'm Take Along Chair, Invacare's newest power wheelchair, provides consumers a light-weight and compact chair to fit in the trunk of a car and assemble easily in just 60 seconds. The consumer's caregiver can open the seat, snap it on the lightweight base, and add the battery. Assembly requires absolutely no tools.

Formula™ Powered Seating, combines three systems: the Formula™ PTO Plus, the Formula™ Invisible Super Low™ Tilt, and Formula™ TRE to meet the rehab positioning needs of consumers from simple to complex. This all-new Formula Powered Seating package offers the best integration of powered seating upon the number-one bases with the number-one electronics in the HME industry, all from a single company, Invacare.

The Zoom 220 HMV™, the newest entrant to the Zoom family of HMVs (Highly Maneuverable Vehicles), is compact, portable, lightweight and economical for active consumers. The Zoom line combines the power wheelchair technology of center-wheel drive with the aesthetics of traditional scooter products for indoor maneuverability and outdoor performance.

The HomeFill™ II Patient Convenience Pack ML4, is an all-new portable oxygen supply system that is lightweight – 3½ pounds – and easy to transport for oxygen patients. The HomeFill Oxygen System offers HME providers 3-to-1 cost savings in servicing their ambulatory oxygen patients since the patient can fill cylinders themselves in their own home, which gives them freedom and independence – they no longer have to wait for cylinder deliveries.

The Polaris™ EX™ with SoftX™ Technology and the Polaris™ EX™ Heated Humidifier have been integrated as one product rather than two separate units. The Polaris EX CPAP features Invacare's SoftX technology, which tracks the patient's breathing pattern and reduces the patient's work of breathing during exhalation, providing effortless exhalation for the patient.

Web Ox is a PC-based, high-tech solution to the oxygen qualification problem facing the industry today. For a minimal quarterly fee, Web Ox allows providers to subscribe to an unlimited number of tests, allowing faster Medicare billing for oxygen patients, thus improving the provider's cash flow.

A new Bariatrics Program offers a complete solutions approach for the bariatric provider and their clients, and features the full line of Invacare bariatric products. Making it easy to find the right product, the bariatric catalog employs color-coding to sort products by weight capacity. The catalog also offers cross-selling or complementary product suggestions to help educate providers, clinicians and consumers about additional product they may need, and at the same time establishes Invacare as the leading manufacturer offering bariatric solutions.

Court-Side Glides™ for Invacare walkers are an innovative product that takes the homemade tennis ball solution for walker glide tips a step further. For years, consumers and therapists have been slashing tennis balls, sometimes injuring themselves in the process, to create makeshift walker glide tips that are durable for indoor and outdoor use and safe for flooring surfaces. Invacare has enhanced the homemade tennis ball solution to create a walker glide tip that is longer lasting, easy to install and replace.

The Invacare Full Electric Low Bed is ideal for circumstances where rails are not desirable or appropriate, but injuries from falling out of bed are still a concern. It is the newest split-spring low bed available on the market today, allowing easy, one-person delivery to home or long-term care locations. The split-spring design, which Invacare pioneered, combines easy, one-person delivery with the benefits of a low bed.

Asia/Pacific

Dynamic Controls continued various range extensions and design improvements to products during 2004. Additionally, design work was continued on a New Generation Scooter Controller to be introduced in late 2005 and extending functionality in the "Shark" wheelchair controller, which was introduced in 2004.

Europe

During 2004, European operations introduced less new products than in 2003, but updated a number of existing products as required by the market. Key introductions and updates in 2004 included:

The Invacare® Dragon is a rear wheel drive power wheelchair designed and manufactured in Europe. It is a solid and cost efficient power wheelchair that provides excellent indoor and outdoor mobility in the suburban environment. It is easy to drive, and the seat can be adjusted to the physical requirements of the user.

The Invacare® Robin is a ceiling hoist designed in Europe. It provides the most innovative way of transfer with care for nursing staff. Ensuring excellent personal contact, the two-strap design offers comfort and efficiency in a safe patient handling environment. Without the need for a spreader bar, a secure and dignified transfer can be achieved.

The Invacare® Clematis is a manual wheelchair primarily for use in the French market. Excellent comfort, quality and elegance describe this folding chair equipped with pneumatic actuators. The seat positioning of the Clematis offers the user a real sensation of relaxation and wellbeing.

The Invacare® Mistral3 power wheelchair is an updated folding chair with seat positioning. It replaces the Mistral and Mistral Plus.

The Invacare® Mistral3 Junior power wheelchair is a version of the Mistral3 with a reclining rigid seat base which is width and length adjustable from 30cm to 36cm and provides ultimate comfort to children or younger teenagers whether they are installed in a shell or not.

The Invacare® Action3 manual wheelchair, which was released in 2002 has been improved with the following; new locking pin on hanger and elevating leg-rest, folding backrest, reclining backrest with gas spring, leg-rest adaptor, angle adjustable backrest and hemi motion armrest.

The Invacare® Action 2000 & MB2 manual wheelchairs have been improved with the following; new arm-pads — short and long and shorter brake shoe.

MANUFACTURING AND SUPPLIERS

The company's objective is to be the highest quality and lowest-cost manufacturer in its industry. The company believes that it can achieve this objective not only through improved product design, but also by taking a number of steps to lower manufacturing costs. During 2004, the company opened manufacturing locations in China at Suzhou Industrial Park and Kunshan City, both of which are near Shanghai, to manufacture components, including bases for consumer power wheelchairs. The company has plans to further utilize its Hong Kong office to increase local sourcing of components in China in order to lower costs. With these actions, Invacare expects to regain its position as one of the lowest cost producers of standard products in the industry.

Of the many opportunities to reduce overall costs, the short-term emphasis will be on building the professional disciplines in the areas of sourcing, quality and logistics, with particular focus on sourcing components and finished goods for each of the business segments.

North America/Asia/Pacific

The company has vertically integrated its manufacturing processes by fabricating, coating, plating and assembling many of the components of each product. The company designs and manufactures electronics for power wheelchairs, from insertion of components into printed circuit boards to final assembly and testing.

Invacare has focused on value engineering which reduces manufacturing costs by eliminating product complexity and using common components. Value engineering has been applied to all product introductions in the last three years, including the latest generation of oxygen concentrators, electronic controls, wheelchairs, patient lifts, beds and bath safety products.

The company continues to make investments in manufacturing automation. The company has initiated lean manufacturing programs to reduce manufacturing lead times, shorten production cycles, increase associate training, encourage employee involvement in decision-making and improve manufacturing quality. Associate involvement teams participate in engineering, production and processing strategies and associates have been given responsibility for their own quality assurance.

The manufacturing of wheelchairs, replacement parts, patient aids and home care beds consists of a variety of metal fabricating procedures, electronics production, coating, plating and assembly operations. Manufacturing of oxygen concentrators, nebulizer compressors, and seating and positioning products consists primarily of assembly operations. The company purchases raw materials, fabricated components and services from a variety of suppliers. Where appropriate, Invacare does employ long-term contracts with its suppliers, both domestically and from the Far East. In those situations in which long-term contracts are not advantageous, the company believes that its relationships with those suppliers are satisfactory and that alternative sources of supply are readily available.

Europe

As in other areas, manufacturing and operational issues faced in the U.S. are also present in Europe. The European manufacturing operations have streamlined, allowing for the realization of significant synergies and additional cost reductions and improved efficiencies are planned going forward. This process will continue and will now include the integration of the Domus businesses.

ACQUISITIONS

In 2004, Invacare acquired for cash the following six businesses at a total cost of $343,554,000:

- The assets of ACS, a New York distributor of medical supplies with a focus on infusion therapy.
- The assets of Decpac, an Australian company that designs and manufactures portable folding access ramps for use with wheelchairs and scooters.
- Freedom Designs, Inc., a California-based company that designs and manufactures seating products and wheelchairs with a particular focus on the pediatric marketplace.
- WP Domus GmbH, a European-based holding company which manufactures several complementary product lines to Invacare's product lines.
- Champion Manufacturing, LLC, an Indiana company that designs and manufactures medical recliners.
- The assets of Premier Designs, a California company from which Invacare acquired assets and designs for a lightweight, easily transportable power wheelchair.

On September 9, 2004 the company finalized the acquisition of 100% of the shares of WP Domus GmbH, a European-based holding company that manufactures several complementary product lines to Invacare's product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite. The acquisition allows the company to expand its product line and reach new markets. The preliminary purchase price was $227,382,000 including acquisition costs of $3,670,000, which was paid in cash, and is subject to final determination of the estimated costs of possible office closures, sales agency transfers and other consolidation efforts expected to be finalized by the end of the third quarter of 2005. The acquisition was consummated after satisfaction of certain conditions, including receipt of all requisite regulatory approvals. Invacare entered into a 100,000,000 Euro bridge loan agreement and utilized its existing revolving credit line to fund the acquisition. Invacare's reported results reflect the operating results of Domus since the date of the acquisition.

Carroll Healthcare, Inc. was purchased in 2003 and as part of the purchase agreement, the company agreed to pay additional consideration based upon earnings before interest, taxes, depreciation and amortization from September 1, 2003 through August 31, 2004 calculated under Canadian generally accepted accounting principles (U.S. GAAP has been used for company reporting purposes) in accordance with the purchase agreement, with no defined maximum amount. The payment amount was finalized and paid in October 2004 at 74,667,000 Canadian Dollars, or $60,992,335 U.S. Dollars, which increased goodwill.

Motion Concepts, Inc. ("Motion") also was purchased in 2003 and pursuant to the Motion purchase agreement, the Company agreed to pay contingent consideration based upon earnings before interest and taxes over the three years subsequent to the acquisition up to a maximum of approximately $16,000,000. Based upon 2004 results, no additional consideration was paid. When the contingency calculations are completed in 2005 and 2006 related to the acquisition, any additional consideration paid will increase the purchase price and reported goodwill.

As a result of the company's ongoing search for opportunities, coupled with the industry trend toward consolidation, other acquisitions were evaluated in 2004. The company focuses on acquisitions intended to fulfill the following objectives:

Tactical.	Grow market share or extend current product lines.
Strategic.	Enter new market segments that complement existing businesses or utilize the company's distribution strengths.
Geographic.	Enable rapid entry into new foreign markets.

GOVERNMENT REGULATION

The company is directly affected by government regulation and reimbursement policies in virtually every country in which it operates. Government regulations and health care policy differ from country to country and within some countries, most notably the U.S., Australia and Canada, from state to state or province to province. Changes in regulations and health care policy take place frequently and can impact the size, growth potential and profitability of products sold in each market.

In the U.S., the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs and private insurance companies often imitate changes made in federal programs. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain and, thus, affect the product mix, pricing and payment patterns of the company's customers who are the HME providers.

The company continues its pro-active efforts to shape public policy that impacts home and community-based, non-acute health care. We are currently very active with federal legislation and regulatory policy makers. Invacare believes that these efforts give the company a competitive advantage in two ways. First, customers frequently express appreciation for our efforts on behalf of the entire industry. Second, sometimes we have the ability to anticipate and plan for changes in public policy, unlike most other HME manufacturers who must react to change after it occurs.

The Safe Medical Devices Act of 1990 and Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetics Act of 1938 (the Acts) provide for regulation by the United States Food and Drug Administration (the FDA) of the manufacture and sale of medical devices. Under the Acts, medical devices are classified as Class I, Class II or Class III devices. The company principal products are designated as Class I or Class II devices. In general, Class I devices must comply with labeling and record keeping requirements and are subject to other general controls. In addition to general controls, certain Class II devices must comply with product design and manufacturing controls established by the FDA. Domestic and foreign manufacturers of medical devices distributed commercially in the U.S. are subject to periodic inspections by the FDA. Furthermore, state, local and foreign governments have adopted regulations relating to the manufacture and marketing of health care products. During the past year, the company was inspected by the FDA at multiple locations and found to be acceptable, with only minor inspectional findings needing attention. From time to time, the company may undertake voluntary recalls of its products to maintain ongoing customer relationships and to enhance its reputation for adhering to high standards of quality and safety. The company continues to strengthen its programs to better ensure compliance with applicable regulations for which the failure to comply would have a material adverse effect.

Although there are a number of reimbursement related issues in most of the countries in which Invacare competes, the issues of primary importance are currently in the United States. There are two critical issues for Invacare: eligibility for reimbursement of power wheelchairs for elderly patients and the provisions of the legislation related to prescription drug coverage under Medicare. With regard to power wheelchairs, there has been a regulatory push by the Centers for Medicare and Medicaid Services (CMS) towards limiting eligibility to patients who cannot take a single step on their own. This limitation has confined many elderly patients, who could be mobile in power wheelchairs, to their beds. Invacare and the home care industry are working hard to convince CMS and the Bush administration that this change does not benefit the elderly and is leading to less active patients who could end up in costly nursing homes and hospitals, and thereby would counteract any cost savings attributable to limiting the eligibility for power wheelchairs. The Administration is scheduled to soon issue new power wheelchair eligibility criteria, which we expect to provide more predictability and improved access to this benefit.

In November of 2003, Congress passed legislation related to providing prescription drug coverage for the elderly under the Medicare program. As part of funding the costs of this new program, a number of changes to Medicare home care reimbursement rules will take effect over the next few years. First, the home care provider, who is Invacare's customer, did not receive a cost-of-living adjustment in 2004 and will not receive an update in 2005 and 2006. Second, in 2005, Medicare reimbursement for oxygen, along with certain types of home care beds, wheelchairs, nebulizers and supplies, will be lowered to the median reimbursement levels in the Federal Employee Health Benefit Plans. Third, starting in 2007, Congress has authorized competitive bidding in ten of the largest metropolitan regions of the U.S. for home medical items and services. In 2009, the program would be extended to eighty of the largest metropolitan regions.

Although none of these changes are beneficial to the home care industry, Invacare believes that it can still grow and thrive in this environment. The home care industry has not received any cost-of-living adjustments over the last few years and will try to respond with improved productivity to address the lack of support from Congress. In terms of the 2005 price reductions, although we do not yet know what price reduction will be applied to oxygen reimbursement, it is anticipated that the blended cut for all items will be approximately 8%. If we estimate the impact that the 2005 cuts could have on our revenue stream, they are expected to be around 1% of consolidated net sales.

However, Invacare's new products (for example, the low cost oxygen delivery system of HomeFill™), can help address the cuts the home care provider has to endure. We will continue to focus on developing products that help the provider improve profitability. With such products, Invacare believes that it can grow and offset the risks. Additionally, Invacare will accelerate its activities in China to make sure that we are one of the lowest cost manufacturers and distributors to the home care provider.

In terms of competitive bidding, Invacare has strong positions with the likely consolidators who will probably gain share as we approach 2007 and enter the new reimbursement environment. We believe that we are well positioned to combat pricing pressures with volume gains and productivity improvements. Nevertheless, there will be ongoing uncertainty in the industry over the extent and depth of these cuts to the home care industry. Invacare is concerned that, once implemented, competitive bidding will likely generate poorer service in the home care arena as providers look to remain profitable. Likewise, it will likely lead to further consolidation of the provider base as small entrepreneurs may look to exit a less profitable business model. Invacare will keep a close watch on its extension of credit in this environment and will work with the industry to pressure Congress to reconsider its actions. We believe that home care is the least costly and most preferred environment in which an individual can recover from an operation or illness and that government actions should encourage home care rather than lead to more expensive alternatives.

BACKLOG

The company generally manufactures most of its products to meet near-term demands by shipping from stock or by building to order based on the specialty nature of certain products. Therefore, the company does not have substantial backlog of orders of any particular product nor does it believe that backlog is a significant factor for its business.

EMPLOYEES

As of December 31, 2004, the company had approximately 6,100 employees.

FOREIGN OPERATIONS AND EXPORT SALES

The company also markets its products for export to other foreign countries. The company had product sales in over 80 countries worldwide. For information relating to net sales, operating income and identifiable assets of the company's foreign operations, see Business Segments in the Notes to the Consolidated Financial Statements.

AVAILABLE INFORMATION

The company files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments thereto, as well as proxy statements and other documents with the Securities and Exchange Commission (SEC). The public may read and copy any material that the company files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, *www.sec.gov*, that contains all reports, proxy statements and other information filed by the company with the SEC.

Additionally, Invacare's filings with the SEC are available on or through the company's website, *www.invacare.com*, as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. Copies of the company's filings also can be requested, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

Item 2. Properties.

The company owns or leases its warehouses, offices and manufacturing facilities and believes that these facilities are well maintained, adequately insured and suitable for their present and intended uses. Information concerning certain leased facilities of the company as of December 31, 2004 is set forth in Leases and Commitments in the Notes to the Consolidated Financial Statements of the company and in the table below:

North American Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Alexandria, Virginia	230	September 2005	None	Office
Apharetta, Georgia	9,000	June 2006	None	Warehouse and Offices
Atlanta, Georgia	137,284	February 2008	One (3 yr.)	Warehouse and Offices
Atlanta, Georgia	48,000	August 2006	None	Sublet
Beltsville, Maryland	33,329	February 2005	One (3 yr.)	Manufacturing, Offices, and Warehouse
Delta, British Columbia	12,000	January 2008	One (3 yr.)	Warehouse and Offices
Deer Park, New York	5,100	January 2006	None	Warehouse and Offices
Edison, New Jersey	105,014	March 2010	None	Warehouse and Offices
Elyria, Ohio				
—Taylor Street	251,656	Own	—	Manufacturing and Offices
—Cleveland Street	107,052	November 2007	One (3 yr.)	Warehouse
—One Invacare Way	50,000	Own	—	Headquarters
—1320 Taylor Street	30,000	January 2010	One (5 yr.)	Offices
—1160 Taylor Street	4,800	Own	—	Warehouse and Offices
Fresno, California	2,500	August 2005	—	Warehouse and Offices
Grand Prairie, Texas	43,754	April 2008	One (3 yr.)	Warehouse and Offices
Holliston, Massachusetts	57,420	August 2006	None	Warehouse and Offices
Kirkland, Quebec	26,196	November 2010	One (5 yr.)	Manufacturing, Warehouse and Offices
Jamesburg, New Jersey	83,200	November 2009	One (5 yr.)	Warehouse and Offices

North American Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Kunshan City, China	4,800	May 2006	One (2 yr.)	Manufacturing and Offices
Longmont, Colorado	2,400	December 2006	—	Offices
London, Ontario	103,200	Own	—	Manufacturing and Offices
Marlboro, New Jersey	2,100	June 2005	None	Office
Mississauga, Ontario	81,004	January 2005	One (5 yr.)	Sublet
Mississauga, Ontario	26,530	November 2011	Two (5 yr.)	Warehouse and Offices
North Ridgeville, Ohio	152,861	Own	—	Manufacturing, Warehouses and Offices
North Ridgeville, Ohio	66,724	September 2007	Two (3 yr.)	Office
Overland, Missouri	67,500	May 2007	Two (3 yr.)	Manufacturing, Warehouses and Offices
Pharr, Texas	2,672	Month to Month	—	Warehouse
Pinellas Park, Florida	11,400	July 2005	Three (1 yr.)	Manufacturing and Offices
Rancho Cucamonga, California	55,890	June 2009	One (60 day)	Warehouse
Reynosa, Mexico	129,690	Own	—	Manufacturing and Offices
Sacramento, California	26,900	May 2008	One (3 yr.)	Manufacturing, Warehouse and Offices
Sanford, Florida	117,108	Own	—	Manufacturing and Offices
Sanford, Florida	100,000	Own	—	Manufacturing and Offices
Scarborough, Ontario	5,428	February 2005	None	Manufacturing and Offices
Simi Valley, California	38,501	February 2009	Two (5 yr.)	Manufacturing, Warehouse and Offices
South Bend, Indiana	48,000	September 2008	Two (5 yr.)	Warehouse
Spicewood, Texas	6,500	Month to Month	None	Manufacturing and Offices
Suzhou, China	5,000	May 2006	None	Manufacturing and Offices
Tonawanda, New York	7,515	March 2008	None	Warehouse and Offices
Traverse City, Michigan	15,850	April 2006	None	Manufacturing and Offices
Vaughan, Ontario	12,000	June 2008	None	Manufacturing and Offices
Asia/Pacific Operations				
Adelaide, Australia	21,668	April 2006	One (5 yr.)	Manufacturing, Warehouse and Offices
Adelaide, Australia	24,000	August 2007	One (5 yr.)	Manufacturing, Warehouse and Offices
Auckland, New Zealand	27,000	September 2008	Two (3 yr.)	Manufacturing, Warehouse and Offices
Birmingham, United Kingdom	15,845	July 2013	None	Warehouse and Offices
Christchurch, New Zealand	57,682	December 2005	Two (3 yr.)	Manufacturing and Offices
Hong Kong, China	600	February 2007	None	Offices
Hong Kong, China	600	April 2007	None	Offices
Melbourne, Australia	19,629	July 2006	One (2 yr.)	Manufacturing, Warehouse and Offices
Napier, New Zealand	4,844	March 2009	Two (3 yr.)	Warehouse and Offices
North Olmsted, Ohio	2,280	October 2008	None	Warehouse and Offices
Sydney, Australia	16,000	February 2009	Two (3 yr.)	Warehouse and Offices

European Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Albstadt-Tailfi, Germany	78,495	January 2018	Two (5 yr.)	Manufacturing, Warehouse and Offices
Allschwil, Switzerland	36,000	Own	—	Manufacturing, Warehouse and Offices
Anderstorp, Sweden	47,527	Own	—	Manufacturing, Warehouse and Offices
Bergen, Norway	1,000	May 2009	One (5 yr.)	Warehouse and Offices
Bridgend, Wales	131,522	Own	—	Manufacturing, Warehouse and Offices
Brondby, Denmark	16,142	December 2005	One (1 yr.)	Warehouse and Offices
Dio, Sweden	107,600	Own	—	Manufacturing and Offices
Dublin, Ireland	5,000	December 2009	Three (5 yr.)	Warehouse and Offices
Ede, The Netherlands	16,000	May 2009	One (5 yr.)	Warehouse and Offices
Fondettes, France	106,412	November 2007	None	Manufacturing, Warehouse, and Offices
Girona, Spain	13,600	November 2005	One (1 yr.)	Warehouse and Offices
Gland, Switzerland	4,306	September 2007	One (5 yr.)	Offices
Gland, Switzerland	1,173	September 2007	One (4 yr.)	Offices
Goteberg, Sweden	7,500	June 2006	One (3 yr.)	Warehouse and Offices
Hong, Denmark	155,541	Own	—	Manufacturing, Warehouse and Offices
Isny, Germany	197,581	Own	—	Manufacturing, Warehouse and Offices
Loppem, Belgium	6,000	December 2009	One (3 yr.)	Warehouse and Offices
Landskrona, Sweden	3,099	April 2005	One (3 yr.)	Warehouse
Mondsee, Austria	1,505	March 2005	Unlimited	Warehouse and Offices
Munchen, Germany	2,022	July 2005	None	Offices
Ontario, Canada	14,394	May 2007	None	Offices
Oporto, Portugal	27,800	Own	—	Manufacturing, Warehouse and Offices
Oskarshamn, Sweden	3,551	December 2005	One (1 yr.)	Warehouse
Oslo, Norway	30,650	September 2006	None	Warehouse and Offices
Porta Westfalica, Germany	134,563	October 2021	None	Manufacturing, Warehouse and Offices
Spanga, Sweden	3,228	June 2007	One (3 yr.)	Warehouse and Offices
Spanga, Sweden	16,140	Own	—	Warehouse and Offices
Thiene, Italy	21,520	Own	—	Warehouse and Offices
Marano, Italy	21,528	May 2005	One (6 yr.)	Manufacturing
Fondettes, France	106,412	November 2007	None	Manufacturing, Warehouse, and Offices
Trondheim, Norway	3,000	December 2007	One (3 yr.)	Services and Offices
Venissieux, France	1,409	October 2006	None	Offices
Witterswil, Switzerland	40,301	March 2015	Various (5 year)	Manufacturing, Warehouse, and Offices
Wurenlos, Switzerland	3,935	June 2009	One (to be determined)	Offices

Item 3. Legal Proceedings.

In the ordinary course of its business, Invacare is a defendant in a number of lawsuits, primarily product liability actions in which various plaintiffs seek damages for injuries allegedly caused by defective products. All of the product liability lawsuits have been referred to the company's insurance carriers and are being contested vigorously. Coverage territory is worldwide with the exception of those countries with respect to which, at the time the product is sold for use or at the time a claim is made, the U.S. government has suspended or prohibited diplomatic or trade relations. Management does not believe that the outcome of any of these actions will have a material adverse effect upon its business or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2004, no matter was submitted to a vote of our security holders.

Executive Officers of the Registrant.*

The following table sets forth the names of the executive officers of Invacare, each of whom serves at the pleasure of the Board of Directors, as well as certain other information.

Name	Age	Position
A. Malachi Mixon, III	64	Chairman of the Board of Directors and Chief Executive Officer
Gerald B. Blouch	58	President, Chief Operating Officer and Director
Gregory C. Thompson	49	President – HME Group and Chief Financial Officer
Joseph B. Richey, II	68	President – Invacare Technologies, Senior Vice President – Electronics and Design Engineering and Director
Louis F.J. Slangen	57	Senior Vice President – Global Market Development
Joseph Usaj	53	Senior Vice President – Human Resources

A. Malachi Mixon, III has been a Director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected President.

Gerald B. Blouch has been President and a Director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman-Invacare International since December 1993. Previously, Mr. Blouch was President-Homecare Division from March 1994 to December 1994 and Senior Vice President-Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993. Mr. Blouch is also a director of NeuroControl Corporation, Cleveland, Ohio, a privately held company, which develops and markets electromedical stimulation systems for stroke patients.

Gregory C. Thompson was named Senior Vice President and Chief Financial Officer in November 2002. In January 2005, he was assigned the additional position of President — Home Medical Equipment Group. Before coming to Invacare, Mr. Thompson served as Senior Vice President and Chief Financial Officer of Sensormatic Electronics Corporation, a global manufacturer of electronic security products, from October 2000 to January 2002 and was Vice President and Controller from February 1997 to October 2000. Previously, Mr. Thompson was Vice President and Corporate Controller for Wang Laboratories from August 1994 to February 1997 and Assistant Corporate Controller from October 1990 to August 1994.

---

* The description of executive officers is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

Joseph B. Richey, II has been a Director since 1980 and in September 1992 was named President — Invacare Technologies and Senior Vice President — Electronics and Design Engineering. Previously, Mr. Richey was Senior Vice President of Product Development from July 1984 to September 1992 and Senior Vice President and General Manager of North American Operations from September 1989 to September 1992. Mr. Richey is also a director of NeuroControl Corporation, Cleveland, Ohio, a privately held company, which develops and markets electromedical stimulation systems for stroke patients.

Louis F. J. Slangen was named Senior Vice President — Global Market Development in June 2004. Previously, Mr. Slangen was Senior Vice President — Sales & Marketing from December 1994 to June 2004 and from September 1989 to December 1994 was Vice President — Sales and Marketing. Mr. Slangen was previously President — Rehab Division from March 1994 to December 1994 and Vice President and General Manager — Rehab Division from September 1992 to March 1994.

Joseph Usaj has been the Senior Vice President — Human Resources since May 2004. Before coming to Invacare, Mr. Usaj served as Vice President — Human Resources for Ferro Corporation, a global manufacturer of performance materials in the electronics, automotive, consumer products and pharmaceutical industries, from August 2002 to December 2003. Previously, Mr. Usaj was Vice President — Human Resources for Phillips Medical Systems from 1998 to 2002.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities.

Invacare Common Shares, without par value, trade on the New York Stock Exchange (NYSE) under the symbol IVC. Ownership of the company Class B Common Shares (which are not listed on NYSE) cannot be transferred, except, in general, to family members. Class B Common Shares may be converted into Common Shares at any time on a share-for-share basis. The approximate number of record holders of the company Common Shares and Class B Common Shares at February 24, 2005 was 4,813 and 27, respectively. The closing sale price for the Common Shares on February 24, 2005 as reported by NYSE, was $46.57. The prices set forth below do not include retail markups, markdowns or commissions.

The range of high and low quarterly prices of the Common Shares in each of the two most recent fiscal years were as follows:

	2004		2003	
Quarter Ended:	**High**	**Low**	**High**	**Low**
December 31	$52.00	$43.72	$43.74	$38.78
September 30	47.16	39.74	40.00	32.99
June 30	46.50	39.34	34.00	30.29
March 31	46.50	39.63	34.15	30.02

During 2004 and 2003, the Board of Directors declared dividends of $0.05 per Common Share and $0.045 per Class B Common Share. For information regarding limitations on the payment of dividends in the company loan and note agreements, see Long Term Debt in the Notes to the Consolidated Financial Statements. The Common Shares are entitled to receive cash dividends at a rate of at least 110% of cash dividends paid on the Class B Common Shares.

Information regarding the securities authorized for issuance under equity compensation plans is incorporated by reference to the information set forth under the captions Compensation of Executive Officers and Compensation of Directors in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 6. Selected Financial Data.

	2004	2003	2002	2001*	2000
		(In thousands, except per share and ratio data)			
Earnings					
Net Sales	$1,403,327	$1,247,176	$1,089,161	$1,053,639	$1,013,162
Net Earnings **	75,197	71,409	64,770	35,190	59,911
Net Earnings per Share — Basic	2.41	2.31	2.10	1.15	1.99
Net Earnings per Share — Assuming Dilution	2.33	2.25	2.05	1.11	1.95
Dividends per Common Share	0.05000	0.05000	0.05000	0.05000	0.05000
Dividends per Class B Common Share	0.04545	0.04545	0.04545	0.04545	0.04545

	2004	2003	2002	2001*	2000
Balance Sheet					
Current Assets	$ 565,151	$ 474,722	$ 398,812	$ 428,401	$ 432,408
Total Assets	1,628,124	1,108,213	906,703	914,537	951,855
Current Liabilities	258,141	223,488	168,226	167,453	197,387
Working Capital	307,010	251,234	230,586	260,948	235,021
Long-Term Debt	547,974	232,038	234,134	342,724	384,316
Shareholders' Equity	753,438	618,304	480,312	381,550	349,773
Other Data					
Research and Development Expenditures	$ 21,638	$ 19,130	$ 17,934	$ 17,394	$ 16,231
Capital Expenditures, net of Disposals	41,400	30,129	19,718	19,486	26,268
Depreciation and Amortization	32,316	27,235	26,638	33,448	31,469
Key Ratios					
Return on Sales	5.4%	5.7%	5.9%	3.3%	5.9%
Return on Average Assets	5.5%	7.1%	7.1%	3.8%	6.3%
Return on Beginning Shareholders' Equity	12.2%	14.9%	17.0%	10.1%	18.8%
Current Ratio	2.2:1	2.1:1	2.4:1	2.6:1	2.2:1
Debt-to-Equity Ratio	0.7:1	0.4:1	0.5:1	0.9:1	1.1:1

* Reflects non-recurring and unusual charge of $31,950 ($25,250 after tax or $0.80 per share assuming dilution).

** Amortization of goodwill ceased in 2002, net earnings in 2001 and 2002 include amortization expense of $8,972 and $8,899, respectively.

The comparability of the Selected Financial Data provided in the above table is limited as acquisitions made, in particular, the Domus acquisition in 2004, materially impacted the company's reported results. See Acquisitions in the Notes to the Consolidated Financial Statements, which provides pro-forma results.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OUTLOOK

Uncertainty related to Medicare's reimbursement policies for power wheelchairs is now expected to continue throughout 2005. The new proposed criteria from CMS require public comment before implementation. The resulting ambiguity that is impacting the consumer power wheelchair market likely will not be clarified until late 2005, although CMS has recently indicated it will try and finalize the new criteria in the first half of 2005. Adding to the problems arising from the reimbursement difficulties, there will be additional confusion resulting from Medicare's plan to expand coding of the power wheelchair reimbursement system from 4 codes to 49 codes in January 2006. Despite the reimbursement pressures, the Company believes that it will have a net sales increase of between 18% and 20%, with acquisitions contributing between 11% and 13% and currency translation contributing a minimal amount. Earnings per share is expected to be between $2.75 and $2.90 in 2005, excluding the impact from the stock option accounting standard recently announced by the Financial Accounting Standards Board.

Invacare believes it can still grow and thrive despite the fact that the home care industry has not received any cost-of-living adjustments over the last few years and government regulatory landscape is uncertain. The company expects that the blended cut for the items affected by recent government regulations will be around 8%, which should negatively affect consolidated net sales by around 1%. However, Invacare's new products, (for example, the low cost oxygen delivery system of HomeFill™), can help address the cuts the home care provider has to endure. We will continue to focus on developing products that help the provider improve profitability. With such products, Invacare believes it can grow and offset the risks. Additionally, Invacare will accelerate its activities in China to make sure that we are one of the lowest cost manufacturers and distributors to the home care provider.

RESULTS OF OPERATIONS

2004 Versus 2003

Reclassifications. The following Management's Discussion and Analysis of Financial Condition and Results of Operations reflect certain reclassifications made to the prior years' consolidated financial statements to conform to the presentation used for the year ended December 31, 2004.

Net Sales. Consolidated net sales for 2004 increased 13% for the year, to $1,403,327,000 from $1,247,176,000. Acquisitions accounted for 8 percentage points of the net sales increase while foreign currency translation contributed an additional 3 percentage points. The overall growth was primarily driven by volume increases in North America.

North American Operations

North American net sales, increased 12% over the prior year, with acquisitions accounting for 8% of the increase and currency translation having less than a one percentage point impact. These sales consist of Rehab (power wheelchairs, custom manual wheelchairs, personal mobility and seating and positioning), Standard (manual wheelchairs, personal care, home care beds, low air loss therapy and patient transport), Continuing Care (beds and furniture), Respiratory (oxygen concentrators, aerosol therapy, sleep, homefill and associated respiratory) and Distributed (ostomy, incontinence, diabetic, wound care and other medical supplies) products.

For the year, the net sales increase was attributable to volume increases in: Respiratory products (37%), largely due to continued strong performance in the Homefill™ oxygen system product line; Distributed products (26%), with acquisitions contributing 15 percentage points of the improvement; and Continuing Care products (59%) with acquisitions contributing 52 percentage points of the improvement. These were partially offset by declines in Standard products (6%) as a result of reduced pricing and flat Rehab product sales. Sales of Rehab products were negatively impacted by Medicare and Medicaid related reimbursement pressures. In particular,

CMS was expected to release new guidelines for power chairs in the fourth quarter of 2004, it instead circulated proposed criteria that required public comment before implementation. While the proposed criteria are favorable and are based on CMS' own medical study, the ambiguity that is impacting the power wheelchair market has resulted in significant declines in this market segment.

Other products, consisting primarily of the company's Canadian and aftermarket parts businesses, had a 10% net sales increase principally as a result of volume increases.

European Operations

European net sales increased 20% over the prior year to $336,792,000 from $279,782,000. Acquisitions contributed 12 percentage points of the increase and foreign currency accounted for 10 percentage points of the increase. The decline in organic growth was primarily due to reduced volumes in the Nordic countries and continued reimbursement pressures in Germany.

Asia/Pacific Operations

Asia/Pacific net sales declined 8% from the prior year to $64,262,000 from $70,186,000. Excluding the impact of foreign exchange, net sales declined 18% for the year. The decline was primarily the result of reduced volumes of microprocessor controllers, resulting from the global slowdown in the production of power wheelchairs caused in large part by the Medicare reimbursement challenges in the United States described above. The Asia/Pacific segment transacts a substantial amount of its business with customers outside of their region in various currencies other than their functional currency, the New Zealand Dollar. As a result, changes in exchange rates particularly with the Euro and U.S. Dollar can have a significant impact on sales and cost of sales.

Gross Profit. Consolidated gross profit as a percentage of net sales was 29.8% in 2004 and 30.0% in 2003. The margin decline was attributable to continued competitive pricing pressures and increased freight costs partially offset by continued cost reduction initiatives.

North American gross profit as a percentage of net sales was 30.2% in 2004 versus 30.3% in 2003. The decline was primarily attributable to reduced pricing in Standard products partially offset by continued cost reduction efforts.

Gross profit in Europe as a percentage of net sales declined .7 of a percentage point from the prior year. The decline is attributable to unfavorable sales mix toward lower margin products and additional costs related to new product introductions.

Gross profit in Asia/Pacific as a percentage of net sales decreased by 3.5 percentage points from the prior year. The decline was due in part to increased sales of lower margin products in the company's Dynamic Controls subsidiary, reduced volumes and unfavorable foreign currency associated with normal operating transactions.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 21.2% in 2004 and 21.0% in 2003. The overall dollar increase was $35,109,000 or 13%, with acquisitions increasing selling, general and administrative costs by approximately $20,263,000 or 8% and currency translation by $9,409,000 or 4%. Selling, general and administrative expenses also increased as a result of increased distribution and commission costs related to increased volumes, continued investments in marketing and branding programs, and increased legal costs. These were partially offset by reduced bad debt expense and management bonuses as a result of reduced profitability from plan.

Selling, general and administrative expenses for North American operations increased 9% or $16,562,000 compared to 2003 with acquisitions accounting for 7 percentage points of the increase. The remaining increase is primarily attributable to continued investments in marketing and branding programs, increased distribution and commission costs related to increased volume and higher legal costs. These increases were partially offset by reduced bad debt expense and management bonuses.

European operations' selling, general and administrative expenses increased 26% or $17,290,000 from the prior year. European selling, general and administrative expenses increased due to acquisitions and foreign currency translation. Increases, primarily for acquisitions, were $7,791,000 or 12% and for currency translation totaled $7,305,000 or 11%. The remaining increase was primarily attributable to additional programs to re-establish sales growth.

Asia/Pacific operations' selling, general and administrative expenses increased 16% or $1,257,000 with foreign currency increasing the expense by $961,000 or 12%. The remaining increase was primarily attributable to additional systems costs related to an Enterprise Resource Planning (ERP) implementation and sales and marketing costs associated with the development of the Asia market.

Interest. Interest expense increased to $16,282,000 in 2004 from $11,710,000 in 2003, representing a 39% increase. This increase was attributable to increased borrowings under the Company's revolving credit facility, and to new borrowings under an interim bridge loan financing facility. The company's debt-to-equity ratio increased to 0.7:1 as of December 31, 2004 from 0.4:1 as of the end of the prior year. Interest income in 2004 was $5,186,000, which was comparable to $5,473,000 in the prior year. Since December 2000, Invacare customers primarily utilize the third-party financing arrangement with DLL, a subsidiary of Rabo Bank of the Netherlands, to provide financing.

Income Taxes. The company had an effective tax rate of 31.9% in 2004 and 32.9% in 2003. The effective tax rate declined due to a change in the mix of earnings and permanent deductions. The Company's effective tax rate is lower than the federal statutory rate primarily due to tax credits and earnings abroad being taxed at rates lower than the federal statutory rate.

Research and Development. The company continues to increase its research and development activities to maintain its competitive advantage. The company dedicates dollars to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $21,638,000 in 2004 from $19,130,000 in 2003. The expenditures, as a percentage of net sales, were 1.5% in 2004 and 1.5% in the prior year.

2003 Versus 2002

Net Sales. Consolidated net sales for 2003 increased 15% for the year, to $1,247,176,000 from $1,089,161,000, with net sales increasing in all business segments on a reported basis. Foreign currency translation accounted for 6% of the net sales increase, while acquisitions contributed an additional 3%. The overall growth was primarily driven by volume increases in North America and Asia/Pacific.

North American Operations

North American net sales, consisting of Rehab (power wheelchairs, custom manual wheelchairs, personal mobility and seating and positioning), Standard (manual wheelchairs, personal care, home care beds, low air loss therapy and patient transport), Continuing Care (beds and furniture), Respiratory (oxygen concentrators, aerosol therapy, sleep, homefill and associated respiratory) and Distributed (ostomy, incontinence, diabetic, wound care and other medical supplies) products increased 13% over the prior year, with currency translation having less than a one percentage point impact and acquisitions accounting for 3%.

For the year, the net sales increase was attributable to increases in Respiratory products (43%), Rehab products (30%), Distributed products (11%) and Continuing Care products (20%), which were partially offset by declines in Standard products (6%). Excluding acquisitions, Rehab product net sales increased by 26% and Continuing Care product net sales declined by 4%. The net sales improvements were led by strong sales growth in oxygen concentrators, the HomeFill™ product line and consumer power products. Declines were primarily attributable to continued pricing pressures in Standard products and weaker sales to nursing homes through Invacare Continuing Care Group as a result of the continued uncertainty surrounding government reimbursement programs.

Other products, consisting primarily of the company's Canadian and aftermarket parts businesses, had an 8% net sales increase primarily as a result of volume increases.

European Operations

European net sales increased 11% over the prior year to $279,782,000 from $251,443,000. Foreign currency and acquisitions contributed 16 percentage points and 3 percentage points, respectively, of the net sales increase. The organic decline of 8% was primarily due to slower than expected sales in the Nordic region and reimbursement pressures in Germany.

Asia/Pacific Operations

Asia/Pacific net sales increased 59% from the prior year to $70,186,000 from $44,254,000. Excluding the impact of foreign exchange, net sales increased 27% for the year. The increase was primarily the result of sales at Dynamic Controls due in part to a significant increase in sales to a non-healthcare customer.

Gross Profit. Consolidated gross profit as a percentage of net sales were 30.0% in 2003 and 30.1% in 2002. Margins remained relatively flat, as the company was able to offset pricing pressures with improved manufacturing performance.

North American gross profit as a percentage of net sales was 30.3% in 2003 versus 30.0% in 2002. The increase was primarily attributable to continued cost reduction efforts and improved product and customer mix.

Gross profit in Europe as a percentage of net sales improved 1.0 percentage point from the prior year. The improvement is attributable to favorable sales mix towards higher margin products and cost reduction efforts.

Gross profit in Asia/Pacific as a percentage of net sales decreased by 6.1 percentage points from last year. The decline was due in part to increased sales of lower margin products in the company's Dynamic Controls subsidiary and increased costs to support the growth in the business.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 21.0% in 2003 and 20.2% in 2002. The overall dollar increase was $41,719,000 or 19% with currency translation increasing selling, general and administrative costs by approximately $13,103,000 or 6% and acquisitions by $6,800,000 or 3%. Selling, general and administrative expenses also increased as a result of accruals for management bonuses as a result of improved profitability, increased distribution and commission costs related to increased volumes, continued investments in marketing and branding programs, and increased insurance costs.

North American operations selling, general and administrative expenses increased 15% or $21,789,000 compared to 2002. The increase is primarily attributable to acquisitions, continued investments in marketing and branding programs, additional provisions for bad debt and increases in insurance costs.

European operations selling, general and administrative expenses increased 30% or $15,721,000 from the prior year. European selling, general and administrative expenses were negatively impacted by foreign currency translation and acquisitions, which increased expenses, reported in dollars by $9,993,000 or 19% and $1,547,000 or 3%, respectively. The remaining increase was primarily attributable to additional programs to re-establish sales growth.

Asia/Pacific operations' selling, general and administrative expenses increased 40% or $2,264,000 with foreign currency increasing the expense by $1,522,000 or 27%. Asia/Pacific selling, general and administrative costs grew at a slower rate than sales principally as a result of aggressive expense control.

Interest. Interest expense decreased to $11,710,000 in 2003 from $15,122,000 in 2002, representing a 23% decrease. This decrease was attributable to the continued favorable interest rate environment in 2003 and to a decrease in the company's average borrowings outstanding under the company's revolving credit facility. The company's debt-to-equity ratio decreased to 0.4:1 as of December 31, 2003 from 0.5:1 as of the end of the prior year. Interest income increased in 2003 to $5,473,000 from $4,550,000 in the prior year, primarily attributable to an increase in loan origination fees received from De Lage Landen Inc. (DLL). Since December 2000, Invacare customers primarily utilize the third-party financing arrangement with DLL, a subsidiary of Rabo Bank of the Netherlands, to provide financing.

Income Taxes. The company had an effective tax rate of 32.9% in both 2003 and 2002, which is lower than the United States federal statutory rate as a significant portion of the company earnings are outside of the United States and taxed at lower rates.

Research and Development. The company continues to increase its research and development activities to maintain its competitive advantage. The company dedicates dollars to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $19,130,000 in 2003 from $17,934,000 in 2002. The expenditures, as a percentage of net sales, were 1.5% in 2003 and 1.6% in the prior year.

INFLATION

Although the company cannot determine the precise effects of inflation, management believes that inflation does continue to have an influence on the cost of materials, salaries and benefits, utilities and outside services. The company attempts to minimize or offset the effects through increased sales volume, capital expenditure programs designed to improve productivity, alternative sourcing of material and other cost control measures. In 2004 and 2003, the company was able to offset the majority of the impact of price increases from suppliers by productivity improvements and other cost reduction activities.

LIQUIDITY AND CAPITAL RESOURCES

The company continues to maintain an adequate liquidity position through its unused bank lines of credit (see Long-Term Debt in the Notes to Consolidated Financial Statements) and working capital management. The company maintains various bank lines of credit to finance its worldwide operations. In 2003, the company issued $100,000,000 in senior notes, which are due between 2007 and 2010. In 2001, the company completed a $325,000,000 multi-currency, long-term revolving credit agreement, which was replaced on January 14, 2005, along with a 100,000,000 Euro bridge agreement entered into in 2004, by a new $450,000,000 multi-currency, long-term revolving credit agreement. In February 2005, the new $450,000,000 multi-currency, long-term revolving credit agreement was also used to pay off the $20,000,000 senior notes at 6.60%. Additionally, the company maintains various other demand lines of credit totaling a U.S. dollar equivalent of approximately $4,229,000 as of December 31, 2004. The lines of credit along with cash generated from operations have been and will continue to be used to fund the company's domestic and foreign working capital, capital expenditures and acquisition requirements. As of December 31, 2004, the company had approximately $126,734,000 available under its various lines of credit, excluding debt covenant restrictions.

The company's borrowing arrangements contain covenants with respect to, among other items, interest coverage, net worth, dividend payments, working capital, and funded debt to capitalization, as defined in the company's bank agreements and agreement with its note holders. The company is in compliance with all covenant requirements. Under the most restrictive covenant of the company's borrowing arrangements, the company has the capacity to borrow up to an additional $60,800,000 as of December 31, 2004 and up to $108,000,000, effective February 2005, pursuant to the covenants of the company's new $450,000,000 multi-currency, long-term revolving credit agreement.

While there is general concern about the potential for rising interest rates, exposure to interest rate fluctuations is manageable given that a portion of the debt is at fixed rates through 2010. In addition, the ability to terminate existing swaps that exchange fixed rate debt to variable and to utilize interest rate swaps to fix a higher percentage of the company's debt coupled with free cash flow should allow Invacare to absorb the expected modest rate increases in the months ahead without any material impact on our liquidity or capital resources. As of December 31, 2004, the weighted average floating interest rate on U.S. borrowings was 3.36%.

CAPITAL EXPENDITURES

There are no individually material capital expenditure commitments outstanding as of December 31, 2004. The company estimates that capital investments for 2005 could approximate up $37,000,000, compared to actual capital expenditures of $41,403,000 in 2004. The company believes that its balances of cash and cash equivalents, together with funds generated from operations and existing borrowing facilities, will be sufficient to meet its operating cash requirements and fund required capital expenditures for the foreseeable future.

CASH FLOWS

Cash flows provided by operating activities were $98,324,000 in 2004, compared to $116,204,000 last year. The decrease is due primarily to increases in installment receivables and inventory and a decline in accrued expenses primarily related to reduced customer rebates. These were partially offset by an increase in accounts payable.

Cash flows used for investing activities were $389,022,000 in 2004, compared to $101,558,000 in 2003. The increase was primarily attributable to costs associated with acquired businesses with the Domus acquisition being the most significant. In addition, purchases of property and equipment activity in 2004 was higher compared to the prior year as the company is in the process of implementing Enterprise Resource Planning Systems in North America, Europe and Asia/Pacific.

Cash flows provided by financing activities in 2004 were $307,051,000, compared to cash flows required of $13,955,000 in 2003. Financing activities for 2004 were impacted by an increase in the company's borrowings of $303,188,000 primarily related to acquisitions. In addition to acquisition activities, the effect of foreign currency translation results in amounts being shown in the Consolidated Statement of Cash Flows that are different from the changes reflected in the respective balance sheet captions.

During 2004, the company generated free cash flow of $56,921,000 compared to free cash flow of $85,544,000 in 2003. The decrease was primarily attributable to additional capital expenditures made in 2004, primarily for enterprise resource planning systems as well as increases in installment receivables and inventory coupled with a decline in accrued expenses, primarily related to reduced customer rebates. Free cash flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities less purchases of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the Company and its ability to repay debt or make future investments (including acquisitions, etc.). The non-GAAP financial measure is reconciled to the GAAP measure as follows (in thousands):

	Twelve Months Ended December 31,	
	2004	2003
Net cash provided by operating activities	$ 98,324	$116,204
Adjusted for:		
Purchases of property and equipment	(41,403)	(30,660)
Free Cash Flow	$ 56,921	$ 85,544

CONTRACTUAL OBLIGATIONS

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Long-term debt obligations Senior Notes	$234,595	$ 8,054	$ 68,065	$116,629	$ 41,847
Revolving credit agreements	382,755	10,647	20,648	20,648	330,812
Other notes	1,415	162	324	324	605
Operating lease obligations	37,354	15,680	14,909	5,050	1,715
Capital lease obligations	21,539	1,751	3,285	3,064	13,439
Purchase obligations (primarily computer systems contracts)	6,975	6,468	507	—	—
Other long-term obligations					
Product liability	17,045	2,595	7,263	3,227	3,960
SERP	13,371	424	1,658	1,559	9,730
Other, principally deferred compensation	16,680	339	3,068	612	12,661
Total	$731,729	$46,120	$119,727	$151,113	$414,769

DIVIDEND POLICY

It is the company's policy to pay a nominal dividend in order for its stock to be more attractive to a broader range of investors. The current annual dividend rate remains at $0.05 per Common Share and $0.045 per Class B Common Share. It is not anticipated that this will change materially as the company continues to have available significant growth opportunities through internal development and acquisitions. For 2004, dividends of $0.05 per Common Share and $0.045 per Class B Common Share were declared and paid.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Invacare's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as updated by SAB No. 104, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with EITF 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent*. The company records Distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. In December 2000, the company entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Allowance for Uncollectible Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts is based primarily on management's evaluation of the financial condition of the customer. In addition, as a result of the third party financing arrangement with DLL, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories are stated at the lower of cost or market with cost principally determined for domestic manufacturing inventories by the last-in, first-out (LIFO) method and for non-domestic inventories and domestic finished products purchased for resale by the first-in, first-out (FIFO) method.

Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. A provision for excess and obsolete inventory is recorded as needed based upon the discontinuation of products, redesigning of existing products, new product introductions, market changes and safety issues. Both raw materials and finished goods are reserved for on the balance sheet.

In general, we review inventory turns as an indicator of obsolescence or slow moving product as well as the impact of new product introductions. Depending on the situation, the individual item may be partially or fully reserved for. No inventory that was reserved for has been sold at prices above their new cost basis. In 2004, individual items were both partially and fully written down. The company continued to increase its overseas sourcing efforts, increase its emphasis on the development and introduction of new products, and decrease the cycle time to bring new product offerings to market. These initiatives are sources of inventory obsolescence for both raw material and finished goods.

Goodwill, Intangible and Other Long-Lived Assets

Property, equipment, intangibles and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. As a result of the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets* in 2002, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests in accordance with the Statement. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company completed the required initial analysis of goodwill as of January 1, 2002 as well the annual impairment tests in the fourth quarter of 2002, 2003 and 2004. The results of these analyses indicated no impairment of goodwill.

Product Liability

The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $11,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring $100,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Warranty

Generally, the company's products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Accounting for Stock-Based Compensation

The company accounts for options under its stock-based compensation plans using the intrinsic value method proscribed in Accounting Principles Board Opinion (APBO) No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. The majority of the options awarded have been granted at exercise prices equal to the market value of the underlying stock on the date of grant; thus, no compensation cost has been reflected in the Consolidated Statement of Earnings for these options. In addition, restricted stock awards have been granted without cost to the recipients and are being expensed on a straight-line basis over the vesting periods. If the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* for all stock options granted, net earnings per share assuming dilution would have been reduced by $0.14 in 2004, $0.14 in 2003 and $0.15 in 2002.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* This statement provides guidance for those companies wishing to voluntarily change to the fair value based method of accounting for stock-based compensation. The statement also amends the disclosure requirements of SFAS No. 123. While Invacare continues to utilize the disclosure-only provisions of SFAS No. 123, the company has modified its disclosures to comply with the new statement. See the company's Accounting Policies and Shareholders' Equity Transactions in the Notes to the Consolidated Financial Statements.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate income taxes in various jurisdictions. The process requires estimating our current tax exposure, including assessing the risks associated with tax audits, as well as estimating temporary differences due to the different treatment of items for tax and accounting policies. The temporary differences are reported as deferred tax assets and or liabilities. The company also must estimate the likelihood that its deferred tax assets will be recovered from future taxable income and whether or not valuation allowances should be established. In the event that actual results differ from our estimates, the company's provision for income taxes could be materially impacted.

The company does not believe that there is a substantial likelihood that materially different amounts would be reported related to its critical accounting policies.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"), which requires companies to expense stock options and other share-based payments. SFAS 123R supersedes SFAS No. 123, which permitted either expensing stock options or providing pro forma disclosure. The provisions of this Statement, which is effective July 1, 2005, apply to all awards granted, modified, cancelled or repurchased after July 1, 2005 as well as the unvested portion of prior awards. The company will adopt the standard as of the effective date and estimates that the impact to the company's reported results will be similar to the pro forma results shown in the company's Accounting Policy Note to the Consolidated Financial Statements.

The American Jobs Creation Act of 2004 (the Act) was signed into law in October 2004. The Act provides for a tax deduction on qualified production activities and introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The FASB issued FASB Staff Position 109-1 to provide guidance on the application of SFAS No. 109, *Accounting for Income Taxes,* and FASB Staff Position 109-2 to provide accounting and disclosure guidance for the repatriation provision. The company is reviewing the implication of the new Act, recently released treasury guidance, and the FASB staff positions but does not intend to repatriate any foreign earnings under the Act and does not expect the Act will have a material impact on the company's financial position, results of operations or cash flows.

Item 7a. Quantitative and Qualitative Disclosure about Market Risk.

The company is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company uses interest swap agreements to mitigate its exposure to interest rate fluctuations. Based on December 31, 2004 debt levels, a 1% change in interest rates would impact interest expense by approximately $5,107,000. Additionally, the company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans, and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized. The company does not believe that any potential loss related to these financial instruments would have a material adverse effect on the company's financial condition or results of operations.

PRIVATE SECURITIES LITIGATION REFORM ACT

The statements contained in this Form 10-K constitute forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as as "will," "should," "plan," "intend," "expect," "continue," "forecast", "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ significantly from those expressed or anticipated as a result of risks and uncertainties which include, but are not limited to, the following: pricing pressures, the success of the Company's ongoing efforts to reduce costs, increasing raw material costs, the consolidations of health care customers and competitors, government reimbursement issues (including those that affect the sales of and margins on products, along with the viability of customers) both at the federal and state level, the ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs, the effect of offering customers competitive financing terms, Invacare's ability to successfully identify, acquire and integrate strategic acquisition candidates, the difficulties in managing and operating businesses in many different foreign jurisdictions (including the recent Domus acquisition), the timely completion of facility consolidations, the vagaries of any litigation or regulatory investigations that the Company may be or become involved in at any time (including the previously-disclosed litigation with Respironics), the difficulties in acquiring and maintaining a proprietary intellectual property ownership position, the overall economic, market and industry growth conditions (including the impact that acts of terrorism may have on such growth conditions), foreign currency and interest rate risks, Invacare's ability to improve financing terms and reduce working capital, as well as the risks described from time to time in Invacare's reports as filed with the Securities and Exchange Commission. We undertake no obligation to review or update these forward-looking statements or other information contained herein.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheet, Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Equity, Notes to Consolidated Financial Statements and Financial Statement Schedule, which appear on pages FS-1 to FS-32 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the company's disclosure controls and procedures were effective to provide reasonable assurance that we record, process, summarize and report the information we must disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, within the time periods specified by the SEC.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of adequate internal control over financial reporting that provides reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system includes self-monitoring mechanisms; regular testing by the Company's internal auditors; a Code of Conduct; written policies and procedures; and a careful selection and training of employees. Actions are taken to correct deficiencies as they are identified. An effective internal control system, no matter how well designed, has inherent limitations – including the possibility of the circumvention or overriding of controls – and therefore can provide only reasonable assurance that errors and fraud that can be material to the financial statements are prevented or would be detected on a timely basis. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management's assessment of the effectiveness of the company's internal control over financial reporting is based on the Internal Control –Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission and was limited as explained in the Scope of Management's Report, which follows this report.

In management's opinion, internal control over financial reporting is effective as of December 31, 2004.

The Company's independent registered public accounting firm, Ernst & Young LLP, audited management's assessment of internal control over financial reporting and, based on that audit, issued their report included in this Annual Report.

Scope of Management's Report

Management's assessment of the effectiveness of internal control over financial reporting excludes the WP Domus GmbH acquisition, which was finalized on September 9, 2004. WP Domus GmbH represents approximately 19% of the total assets and approximately 2% of the net sales, respectively, of the consolidated financial statements as of December 31, 2004 and the year ended December 31, 2004.

(c) Changes in Internal Control Over Financial Reporting

There have been no significant changes in the company's internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

We have adopted a Code of Business Conduct and Ethics that applies to all Directors, officers and employees. We also have adopted a separate Financial Code of Ethics that applies to our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer and principal accounting officer). You can find both codes on our website at www.invacare.com by clicking on the link for Investor Relations. We will post any amendments to the codes, as well as any waivers that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange, on our website.

Our Board of Directors has adopted Corporate Governance Guidelines and charters for the Audit Committee, Compensation, Management Development and Corporate Governance Committee, Nominating Committee and Investment Committee of the Board of Directors. These documents can be found on our website at *www.invacare.com* by clicking on the link for Investor Relations.

You also can obtain printed copies of any of the materials referred to above, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

We submitted the New York Stock Exchange ('NYSE') Section 12(a) Annual CEO Certification as to our compliance with the NYSE corporate governance listing standards to the NYSE in June 2004. In addition, we have filed the certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as exhibits to this Annual Report on Form 10-K.

Information required by Item 10 as to the executive officers of the company is included in Part I of this Annual Report on Form 10-K, the other information required by Item 10 as to the directors of the company is incorporated herein by reference to the information set forth under the caption "Election of Directors" in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information set forth under the captions "Compensation of Executive Officers" and "Compensation of Directors" in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 12 is incorporated by reference to the information set forth under the caption "Share Ownership of Principal Holders and Management" in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 is incorporated by reference to the information set forth under the caption "Compensation Committee Interlocks and Insider Participation" in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference to the information set forth under the caption "Independent Auditors" in the company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) *Financial Statements.*

The following financial statements of the company are included in Part II, Item 8:

Consolidated Statement of Earnings — years ended December 31, 2004, 2003 and 2002

Consolidated Balance Sheet — December 31, 2004 and 2003

Consolidated Statement of Cash Flows — years ended December 31, 2004, 2003, and 2002

Consolidated Statement of Shareholders' Equity — years ended December 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

The following financial statement schedule of the company is included in Part II, Item 8:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits.*

See Exhibit Index at page number I-37 of this Report on Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 11, 2005.

INVACARE CORPORATION

By: /s/ A. Malachi Mixon, III

A. Malachi Mixon, III
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 11, 2005.

Signature	Title
/s/ A. Malachi Mixon, III **A. Malachi Mixon, III**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ Gerald B. Blouch **Gerald B. Blouch**	President, Chief Operating Officer and Director
/s/ Gregory C. Thompson **Gregory C. Thompson**	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ James C. Boland **James C. Boland**	Director
/s/ Michael F. Delaney **Michael F. Delaney**	Director
/s/ Whitney Evans **Whitney Evans**	Director
/s/ C. Martin Harris, M.D. **C. Martin Harris, M.D**	Director
/s/ Bernadine P. Healy, M.D. **Bernadine P. Healy, M.D.**	Director
/s/ John R. Kasich **John R. Kasich**	Director
/s/ Dan T. Moore, III **Dan T. Moore, III**	Director
/s/ Joseph B. Richey, II **Joseph B. Richey, II**	Director
/s/ William M. Weber **William M. Weber**	Director

INVACARE CORPORATION

Report on Form 10-K for the fiscal year ended December 31, 2004.

Exhibit Index

Official Exhibit No.	Description	Sequential Page No.
2.1	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in WP Domus GmbH by and among WP Domus LLC, Mr. Peter Schultz and Mr. Wilhelm Kaiser, Invacare GmbH & Co. KG and Invacare Corporation dated as of July 31, 2004	(A)
2.2	Guarantee Letter Agreement of Warburg, Pincus Ventures, L.P. and Warburg, Pincus International, L.P. dated as of September 9, 2004	(A)
3(a)**	Amended and Restated Articles of Incorporation, as amended through February 2, 1996	
3(b)**	Code of Regulations, as amended on May 22, 1996	
4(a)	Specimen Share Certificate for Common Shares, as revised	(B)
4(b)	Specimen Share Certificate for Class B Common Shares	(B)
4(c)	Rights agreement between Invacare Corporation and Rights Agent dated as of July 7, 1995	(C)
10(a)	Assignment of Patent Application and License of Know-how dated January 14, 1981, and an amendment thereto dated October 12, 1981, with respect to certain royalty payments to be made to the former owners of the company's home care bed subsidiary	(D)
10(b)**	1992 Non-Employee Directors Stock Option Plan adopted in May 1992	
10(c)**	Deferred Compensation Plan for Non-Employee Directors, adopted in May 1992	
10(d)**	Invacare Corporation 1994 Performance Plan approved January 28, 1994	
10(e)	Amendment No. 3 to the Invacare Corporation 1994 Performance Plan	(H)*
10(f)**	Note Purchase Agreement dated as of February 27, 1998 for $80,000,000 6.71% Series A Senior Notes Due February 27, 2008 and $20,000,000 6.60% Series B Senior Notes Due February 27, 2005	
10(g)**	Amendment No. 1 to the Invacare Corporation 1994 Performance Plan approved May 28, 1998	*
10(h)	Amendment No. 2 to the Invacare Corporation 1994 Performance Plan approved May 24, 2000	(E)*
10(i)	Invacare Retirement Savings Plan, effective January 1, 2001	(F)
10(j)	Employment Agreement entered into by and between the company and Chief Operating Officer	(G)*
10(k)	Amendment No. 1 to Invacare Corporation 401(K) Plus Benefit Equalization Plan	(L)
10(l)	Invacare Corporation 401(K) Plus Benefit Equalization Plan (As amended and restated effective January 1, 2003)	(L)
10(m)	Invacare Corporation Note Purchase Agreement dated as of October 1, 2003 for $50,000,000 3.97% Series A Senior Notes Due October 1, 2007; $30,000,000 4.74% Series B Senior Notes Due October 1, 2009 and $20,000,000 5.05% Series C Senior Notes Due October 1, 2010	(J)
10(n)	First Amendment, dated as of October 1, 2003, to Note Purchase Agreement dated as of February 27, 1998 for $80,000,000 6.71% Series A Senior Notes Due February 27, 2008 and $20,000,000 6.60% Series B Senior Notes Due February 27, 2005	(K)

Official Exhibit No.	Description	Sequential Page No.
10(o)	Invacare Corporation 2003 Performance Plan	(I)*
10(p)	Form of Change of Control Agreement entered into by and between the company and certain of its executive officers and Schedule of all such agreements with current executive officers	(G)*
10(q)	Form of Indemnity Agreement entered into by and between the company and certain of its Directors and executive officers and Schedule of all such Agreements with current Directors and executive officers	(G)*
10(r)	Employment Agreement entered into by and between the company and Chief Financial Officer	(G)*
10(s)	Credit Agreement dated as of January 14, 2005 among Invacare Corporation and Certain Borrowing Subsidiaries, the Banks named therein, and JPMorgan Chase Bank, N.A. as Agent, Keybank National Association as Syndication Agent, J.P. Morgan Securities, Inc. and Keybank National Association, as Co-Lead Arrangers.	(M)
10(t)**	Invacare Corporation Deferred Compensation Plus Plan, effective January 1, 2005	*
10(u)**	Invacare Corporation Death Benefit Only Plan, effective January 1, 2005	*
10(v)**	A. Malachi Mixon, III 10b5-1 Plan, effective February 14, 2005	*
10(w)**	Gerald B. Blouch 10b5-1 Plan, effective February 22, 2005	*
10(x)**	Gregory C. Thompson 10b5-1 Plan, effective February 21, 2005	*
10(y)**	Supplemental Executive Retirement Plan (As amended and restated effective February 1, 2000)	*
10(z)**	Form of Director Stock Option Award under Invacare Corporation 1994 Performance Plan	*
10(aa)**	Form of Director Stock Option Award under Invacare Corporation 2003 Performance Plan	*
10(ab)**	Form of Director Deferred Option Award under Invacare Corporation 2003 Performance Plan	*
10(ac)**	Form of Restricted Stock Option Award under Invacare Corporation 2003 Performance Plan	*
10(ad)**	Form of Stock Option Award under Invacare Corporation 2003 Performance Plan	*
10(ae)**	Director Compensation Schedule	*
21	Subsidiaries of the company	
23	Consent of Independent Registered Public Accounting Firm	
31.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

* Management contract, compensatory plan or arrangement

** Filed herein.

(A) Reference is made to the appropriate Exhibit to the company report on Form 8-K, dated September 9, 2004, which Exhibit is incorporated herein by reference.

(B) Reference is made to the appropriate Exhibit of the company Registration Statement on Form S-3 (Reg. No. 33-40168), effective as of April 26, 1991, which Exhibit is incorporated herein by reference.

(C) Reference is made to Exhibit 1 of the company report on Form 8-A, dated July 18, 1995, which Exhibit is incorporated herein by reference.

(D) Reference is made to the appropriate Exhibit of the company Form 8 Amendment No. 1 (filed on September 23, 1987) to its Registration Statement on Form 8-A (Reg. No. 0-12938, effective as of October 21, 1986), which Exhibit is incorporated herein by reference.

(E) Reference is made to the appropriate Exhibit of the company report on Form S-8, dated March 30, 2001, which Exhibit is incorporated herein by reference.

(F) Reference is made to Exhibit 10.1 of the company report on Form 10-Q, dated September 30, 2002, which Exhibit is incorporated herein by reference.

(G) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2002, which Exhibit is incorporated herein by reference.

(H) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the quarter ended March 31, 2003, which Exhibit is incorporated herein by reference.

(I) Reference is made to Exhibit 4.5 of Invacare Corporation Form S-8 filed on October 17, 2003.

(J) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the quarter ended September 30, 2003, which Exhibit is incorporated herein by reference.

(K) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2003, which Exhibit is incorporated herein by reference.

(L) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the quarter ended June 30, 2004, which Exhibit is incorporated herein by reference.

(M) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated January 14, 2005, which is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15 (a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Invacare Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Invacare Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Invacare Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of WP Domus GmbH, which is included in the 2004 consolidated financial statements of Invacare Corporation and constituted 19% of total assets as of December 31, 2004 and 2% of net sales for the year then ended. Our audit of internal control over financial reporting of Invacare Corporation also did not include an evaluation of the internal control over financial reporting of WP Domus GmbH.

In our opinion, management's assessment that Invacare Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Invacare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Invacare Corporation as of December 31, 2004 and 2003 and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2004 of Invacare Corporation and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 4, 2005

CONSOLIDATED STATEMENT OF EARNINGS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Net sales	$1,403,327	$1,247,176	$1,089,161
Cost of products sold	984,735	872,515	761,763
Gross Profit	418,592	374,661	327,398
Selling, general and administrative expenses	297,124	262,015	220,296
Interest expense	16,282	11,710	15,122
Interest income	(5,186)	(5,473)	(4,550)
Earnings before Income Taxes	110,372	106,409	96,530
Income taxes	35,175	35,000	31,760
Net Earnings	$ 75,197	$ 71,409	$ 64,770
Net Earnings per Share — Basic	$ 2.41	$ 2.31	$ 2.10
Weighted Average Shares Outstanding — Basic	31,153	30,862	30,867
Net Earnings per Share — Assuming Dilution	$ 2.33	$ 2.25	$ 2.05
Weighted Average Shares Outstanding — Assuming Dilution	32,347	31,729	31,664

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

INVACARE CORPORATION AND SUBSIDIARIES

	December 31, 2004	December 31, 2003
	(In thousands)	
Assets		
Current Assets		
Cash and cash equivalents	$ 32,567	$ 16,074
Marketable securities	199	214
Trade receivables, net	287,950	255,534
Installment receivables, net	13,422	7,755
Inventories, net	175,883	130,979
Deferred income taxes	21,730	24,573
Other current assets	33,400	39,593
Total Current Assets	565,151	474,722
Other Assets	55,634	53,263
Other Intangibles	98,212	14,678
Property and Equipment, net	191,163	150,051
Goodwill	717,964	415,499
Total Assets	$1,628,124	$1,108,213
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 149,413	$ 110,178
Accrued expenses	98,850	92,032
Accrued income taxes	7,816	19,107
Current maturities of long-term debt	2,062	2,171
Total Current Liabilities	258,141	223,488
Long-Term Debt	547,974	232,038
Other Long-Term Obligations	68,571	34,383
Shareholders' Equity		
Preferred Shares (Authorized 300 shares; none outstanding)	—	—
Common Shares (Authorized 100,000 shares; 31,209 and 30,739 issued in 2004 and 2003, respectively) — par $0.25	7,803	7,686
Class B Common Shares (Authorized 12,000 shares; 1,112, issued and outstanding) — par $0.25	278	278
Additional paid-in-capital	123,793	109,015
Retained earnings	550,753	477,113
Accumulated other comprehensive earnings	104,629	51,057
Unearned compensation on stock awards	(1,557)	(1,458)
Treasury shares (934 and 770 shares in 2004 and 2003, respectively)	(32,261)	(25,387)
Total Shareholders' Equity	753,438	618,304
Total Liabilities and Shareholders' Equity	$1,628,124	$1,108,213

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
Operating Activities			
Net earnings	$ 75,197	$ 71,409	$ 64,770
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	32,316	27,235	26,638
Provision for losses on trade and installment receivables	11,222	13,760	10,792
Provision for deferred income taxes	4,250	3,205	(3,050)
Provision for other deferred liabilities	4,091	2,587	3,342
Changes in operating assets and liabilities:			
Trade receivables	(19,978)	(37,122)	19,740
Installment sales contracts, net	(2,911)	6,678	11,435
Inventories	(15,781)	(4,607)	6,208
Other current assets	(516)	(3,447)	(4,193)
Accounts payable	19,718	13,351	2,576
Accrued expenses	(11,281)	17,943	(2,534)
Other long-term liabilities	1,997	5,212	(108)
Net Cash Provided by Operating Activities	98,324	116,204	135,616
Investing Activities			
Purchases of property and equipment	(41,403)	(30,660)	(22,109)
Proceeds from sale of property and equipment	3	531	2,391
Marketable securities	—	1,130	(43)
Business acquisitions, net of cash acquired	(343,554)	(70,555)	—
Increase in other investments	(603)	(64)	(317)
Increase in other long-term assets	(3,133)	(1,898)	(1,834)
Other	(332)	(42)	1,079
Net Cash Required for Investing Activities	(389,022)	(101,558)	(20,833)
Financing Activities			
Proceeds from revolving lines of credit and long-term borrowings	844,432	474,583	254,512
Payments on revolving lines of credit and long-term borrowings	(541,244)	(483,725)	(377,582)
Proceeds from exercise of stock options	9,850	5,063	6,154
Payment of dividends	(1,557)	(1,531)	(1,567)
Purchase of treasury stock	(4,430)	(8,345)	(1,674)
Net Cash Provided (Required) by Financing Activities	307,051	(13,955)	(120,157)
Effect of exchange rate changes on cash	140	2,297	1,777
Increase (decrease) in cash and cash equivalents	16,493	2,988	(3,597)
Cash and cash equivalents at beginning of year	16,074	13,086	16,683
Cash and cash equivalents at end of year	$ 32,567	$ 16,074	$ 13,086

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

INVACARE CORPORATION AND SUBSIDIARIES

	Common Stock	Class B Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Unearned Compensation	Treasury Stock	Total
				(In thousands)				
January 1, 2002 Balance	$7,466	$278	$ 87,980	$344,032	$(48,129)	$ (771)	$ (9,306)	**$381,550**
Exercise of stock options, including tax benefit	105		9,834				(2,863)	**7,076**
Restricted stock awards	9		1,181			(1,190)		**—**
Restricted stock award expense						757		**757**
Net earnings				64,770				64,770
Foreign currency translation adjustments					28,214			28,214
Unrealized gains on cash flow hedges					1,349			1,349
Marketable securities holding loss					(163)			(163)
Total comprehensive income								**94,170**
Dividends				(1,567)				**(1,567)**
Purchase of treasury shares							(1,674)	**(1,674)**
December 31, 2002 Balance	7,580	278	98,995	407,235	(18,729)	(1,204)	(13,843)	**480,312**
Exercise of stock options, including tax benefit	99		9,130				(3,199)	**6,030**
Restricted stock awards	7		890			(897)		**—**
Restricted stock award expense						643		**643**
Net earnings				71,409				71,409
Foreign currency translation adjustments					66,185			66,185
Unrealized gains on cash flow hedges					3,506			3,506
Marketable securities holding gain					95			95
Total comprehensive income								**141,195**
Dividends				(1,531)				**(1,531)**
Purchase of treasury shares							(8,345)	**(8,345)**
December 31, 2003 Balance	7,686	278	109,015	477,113	51,057	(1,458)	(25,387)	**618,304**
Exercise of stock options, including tax benefit	112		13,872				(2,444)	**11,540**
Restricted stock awards	5		906			(911)		**—**
Restricted stock award expense						812		**812**
Net earnings				75,197				75,197
Foreign currency translation adjustments					57,903			57,903
Unrealized losses on cash flow hedges					(4,322)			(4,322)
Marketable securities holding loss					(9)			(9)
Total comprehensive income								**128,769**
Dividends				(1,557)				**(1,557)**
Purchase of treasury shares							(4,430)	**(4,430)**
December 31, 2004 Balance	$7,803	$278	$123,793	$550,753	$104,629	$(1,557)	$(32,261)	**$753,438**

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations: Invacare Corporation and its subsidiaries ("Invacare" or the "company") is the leading home medical equipment manufacturer in the world based on its distribution channels, the breadth of its product line and net sales. The company designs, manufactures and distributes an extensive line of medical equipment for the home health care, retail and extended care markets. The company's products include standard manual wheelchairs, motorized and lightweight prescription wheelchairs, seating and positioning systems, motorized scooters, patient aids, home care beds, low air loss therapy products, respiratory products and distributed products.

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its majority owned subsidiaries. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company's financial statements. All significant intercompany transactions are eliminated.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Marketable Securities: Marketable securities consist of short-term investments in repurchase agreements, government and corporate securities, certificates of deposit and equity securities. Marketable securities with original maturities of less than three months are treated as cash equivalents. The company has classified its marketable securities as available for sale. The securities are carried at their fair value and net unrealized holding gains and losses, net of tax, are carried as a component of accumulated other comprehensive earnings (loss).

Inventories: Inventories are stated at the lower of cost or market with cost principally determined for domestic manufacturing inventories by the last-in, first-out method and for non-domestic inventories and domestic finished products purchased for resale ($138,845,000 and $99,607,000 at December 2004 and 2003, respectively) by the first-in, first-out method. Market costs are based on the lower of replacement cost or estimated net realizable value. The value of inventory on the LIFO method is approximately equal to its current cost as of December 31, 2004 and 2003. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Property and Equipment: Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles: Effective January 1, 2002, Invacare adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* and accordingly, discontinued amortization of goodwill. SFAS No. 142 changed the accounting for goodwill from an amortization approach to a non-amortization approach requiring periodic testing for impairment. For purposes of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. The company completed the required

Accounting Policies — Continued

initial analysis as of January 1, 2002 as well as the annual impairment tests in the fourth quarter of 2002, 2003 and 2004. The results of these tests indicated no impairment of goodwill.

Accrued Warranty Cost: Generally, the company's products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost: The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $11,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring $100,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Revenue Recognition: Invacare's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as updated by SAB No. 104, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade

Accounting Policies — Continued

discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with EITF 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent.* The company records Distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. In December 2000, the company entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Research and Development: Research and development costs are expensed as incurred and included in cost of products sold. The company's annual expenditures for product development and engineering were approximately \$21,638,000, \$19,130,000, and \$17,934,000 for 2004, 2003, and 2002, respectively.

Advertising: Advertising costs are expensed as incurred and included in selling, general and administrative expenses. The company has a co-op advertising program in which the company reimburses customers up to 50% of their costs of qualifying advertising expenditures. Invacare product, brand logos and corporate spokesperson, Arnold Palmer, must appear in all advertising. Invacare requires customers to submit proof of advertising with their claims for reimbursement. Invacare receives advertising and in return reimburses customers for a portion of their advertising costs. The company's cost of the program is included in SG&A expense on the consolidated statement of earnings at the time the liability is estimated. Reimbursement is made on an annual basis and within 3 months of submission and approval of the documentation. The company receives monthly reporting from those in the program of their qualified advertising dollars spent and accrues based upon information received. Advertising expenses amounted to \$24,999,000, \$22,806,000 and \$20,905,000 for 2004, 2003 and 2002, respectively.

Stock-Based Compensation Plans: The company accounts for options under its stock-based compensation plans using the intrinsic value method proscribed in APBO No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. The majority of the options awarded have been granted at exercise prices equal to the market value of the underlying stock on the date of grant, thus no compensation cost has been reflected in the consolidated statement of earnings for these options. In addition, restricted stock awards have been granted without cost to the recipients and are being expensed on a straight-line basis over the vesting periods. Invacare continues to utilize the disclosure-only provisions of SFAS No. 123, *Accounting for Stock Based Compensation.* If the company had applied the fair value recognition provisions of SFAS No. 123, the company's net earnings

Accounting Policies — Continued

and earnings per share in 2004, 2003 and 2002 would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2004	2003	2002
Net earnings – as reported*	$75,197	$71,409	$64,770
Less: compensation expense determined based on the fair-value method for all awards granted at market value, net of related tax effects	4,226	4,529	4,504
Net earnings – pro forma	$70,971	$66,880	$60,266
Earnings per share as reported – basic	$ 2.41	$ 2.31	$ 2.10
Earnings per share as reported – assuming dilution	$ 2.33	$ 2.25	$ 2.05
Pro forma earnings per share – basic	$ 2.28	$ 2.17	$ 1.95
Pro forma earnings per share – assuming dilution	$ 2.19	$ 2.11	$ 1.90
*Includes stock compensation expense, net of tax, on restricted awards granted without cost of:	$ 528	$ 418	$ 492

Income Taxes: The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. Undistributed earnings of the company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States federal income taxes has been provided.

Derivative Instruments: The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change. The derivatives designated as fair value hedges are perfectly effective; thus, the entire gain or loss associated with the derivative instrument directly affects the value of the debt by increasing or decreasing its carrying value.

The company has entered into interest rate swap agreements that qualify as fair value hedges and effectively convert $180,000,000 of fixed-rate debt to floating-rate debt, so the company can avoid paying higher than market interest rates. The company also had interest rate swap agreements, which expired in 2004, that qualified as cash flow hedges and effectively converted $20,000,000 of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. The company recognized net gains of $4,577,000, $2,872,000 and $773,000, respectively, related to its swap agreements in 2004, 2003 and 2002, which is reflected in interest expense on the consolidated statement of earnings.

To protect against decreases/increases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes cash flow hedges to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The company recognized net gains in 2004, 2003 and 2002 of $6,961,000, $1,410,000 and $1,252,000, respectively on foreign currency cash flow hedges. The gains are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of earnings.

Accounting Policies — Continued

The company has used forward contracts that do not qualify for special hedging treatment, but do effectively limit the company's exposure to foreign currency fluctuations between the Mexican Peso and U.S. Dollar. During 2003 and 2002, the company recognized losses of $118,000 and $68,000 related to these forward contracts, which are included in costs of products sold on the consolidated statement of earnings. No Mexican Peso forward contracts were entered into in 2004.

The company recognized no gain or loss related to hedge ineffectiveness or discontinued cash flow hedges. If it is later determined that a hedged forecasted transaction is unlikely to occur, any gains or losses on the forward contracts would be reclassified from other comprehensive income into earnings. The company does not expect this to occur during the next twelve months.

Foreign Currency Translation: The functional currency of the company's subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at weighted average exchange rates. Gains and losses resulting from translation are included in accumulated other comprehensive earnings (loss).

Net Earnings Per Share: Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options outstanding during the year.

Reclassifications: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended December 31, 2004.

Recently Issued Accounting Pronouncements: In December 2004, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"), which requires companies to expense stock options and other share-based payments. SFAS 123R supersedes SFAS No. 123, which permitted either expensing stock options or providing pro forma disclosure. The provisions of this Statement, which is effective July 1, 2005, apply to all awards granted, modified, cancelled or repurchased after July 1, 2005 as well as the unvested portion of prior awards. The company will adopt the standard as of the effective date and estimates that the impact to the company's reported results will be similar to the pro forma results shown in the company's Accounting Policy Note to the Consolidated Financial Statements.

The American Jobs Creation Act of 2004 (the Act) was signed into law in October 2004. The Act provides, among other things, for a tax deduction on qualified domestic production activities and introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The FASB issued FASB Staff Positions 109-1 to provide guidance on the application of SFAS No. 109, *Accounting for Income Taxes,* and FASB Staff Positions 109-2 to provide accounting and disclosure guidance for the repatriation provision. The company is reviewing the implication of the new Act, recently released treasury guidance, and the FASB staff positions but does not intend to repatriate any foreign earnings under the Act and does not expect the Act will have a material impact on the company's financial position, results of operations or cash flows.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government

Receivables — Continued

reimbursement programs such as Medicare and Medicaid. In addition, the company has seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($9,857,000 in 2004 and $16,775,000 in 2003) is based primarily on management's evaluation of the financial condition of the customer. The decrease in the allowance for uncollectible accounts in 2004 compared to 2003 is primarily attributable to significant write-offs of accounts previously reserved for as all collection efforts were exhausted in 2004.

Installment receivables as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004			2003		
	Current	Long-Term	Total	Current	Long-Term	Total
Installment receivables	$19,576	$1,324	$20,900	$ 18,930	$578	$ 19,508
Less:						
Unearned interest	(435)	—	(435)	(246)	(54)	(300)
Allowance for doubtful accounts	(5,719)	—	(5,719)	(10,929)	—	(10,929)
	$13,422	$1,324	$14,746	$ 7,755	$524	$ 8,279

In addition, as a result of the third party financing arrangement with DLL, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See the "Concentration of Credit Risk" footnote for a description of the financing arrangement. Long-term installment receivables are included in "Other Assets" on the consolidated balance sheet.

Inventories

Inventories as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Raw materials	$ 60,548	$ 41,573
Work in process	16,156	18,711
Finished goods	99,179	70,695
	$175,883	$130,979

Property and Equipment

Property and equipment as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Machinery and equipment	$ 243,335	$ 216,459
Land, buildings and improvements	95,041	67,364
Furniture and fixtures	27,494	20,737
Leasehold improvements	14,275	14,946
	380,145	319,506
Less allowance for depreciation	(188,982)	(169,455)
	$ 191,163	$ 150,051

Acquisitions

In 2004, Invacare acquired for cash the following six businesses at a total cost of $343,554,000:

- The assets of ACS, a New York distributor of medical supplies with a focus on infusion therapy.
- The assets of Decpac, an Australian company that designs and manufactures portable folding access ramps for use with wheelchairs and scooters.
- Freedom Designs, Inc., a California-based company that designs and manufactures seating products and wheelchairs with a particular focus on the pediatric marketplace.
- WP Domus GmbH, a European-based holding company which manufactures several complementary product lines to Invacare's product lines.
- Champion Manufacturing, LLC, an Indiana company that designs and manufactures medical recliners.
- The assets of Premier Designs, a California company from which Invacare acquired assets and designs for a lightweight, easily transportable power wheelchair.

Carroll Healthcare, Inc. was purchased in 2003 and as part of the purchase agreement, the company agreed to pay additional consideration based upon earnings before interest, taxes, depreciation and amortization from September 1, 2003 through August 31, 2004 calculated under Canadian generally accepted accounting principles (U.S. GAAP used for company reporting purposes) in accordance with the purchase agreement with no defined maximum amount. The payment amount was finalized and paid in October 2004 at 74,667,000 Canadian Dollars, $60,992,000 U.S. Dollars, which increased goodwill.

Motion Concepts, Inc. ("Motion") was also purchased in 2003 and pursuant to the Motion purchase agreement, the Company agreed to pay contingent consideration based upon earnings before interest and taxes over the three years subsequent to the acquisition up to a maximum of approximately $16,000,000. Based upon 2004 results, no additional consideration was paid. When the contingency related to the acquisitions is settled, any additional consideration paid will increase the purchase price and reported goodwill.

On September 9, 2004 the company finalized the acquisition of 100% of the shares of WP Domus GmbH, a European-based holding company that manufactures several complementary product lines to Invacare's product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite. The acquisition allows the company to expand its product line and reach new markets. The preliminary purchase price was $227,382,000 including acquisition costs of $3,670,000, which was paid in cash, and is subject to final determination of the estimated costs of possible office closures, sales agency transfers and other consolidation efforts expected to be finalized by the end of the third quarter of 2005. The acquisition was consummated after satisfaction of certain conditions, including receipt of all requisite regulatory approvals. Invacare entered into a 100,000,000 Euro bridge loan agreement and utilized its existing revolving credit line to fund the acquisition. Invacare's reported results reflect the operating results of Domus since the date of the acquisition.

Supplemental pro forma information is presented below as though the business combination had been completed as of the beginning of the period being reported on. The pro forma information does not necessarily reflect the results of operations that would have occurred if Domus had been a wholly owned entity of Invacare as of the beginning of the periods presented (in thousands).

Acquisitions — Continued

	Years Ended December 31	
	2004	2003
Net sales	$1,490,140	$1,363,763
Net earnings	80,410	75,859
Earnings per share — assuming dilution	$ 2.49	$ 2.39

The pro forma results for 2004 included non-recurring stock option plan expense of $1,410,000. The pro forma results for 2003 included non-recurring stock option plan expense of $2,208,000 and a one-time shipment to a Japanese distributor of approximately $9,512,000.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Trade receivables	$ 10,845
Inventories	8,470
Other current assets	5,380
Other intangibles	68,965
Property and equipment	17,673
Goodwill	161,486
Total assets acquired	272,819
Accounts payable	(3,985)
Accrued expenses	(17,655)
Long-term debt	(7,771)
Other long-term obligations	(16,026)
Total liabilities assumed	(45,437)
Net assets acquired	$227,382

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	2004				2003			
	North America	Europe	Asia/Pacific	Consolidated	North America	Europe	Asia/Pacific	Consolidated
Balance as of January 1	$210,047	$192,508	$12,944	$415,499	$153,683	$157,325	$10,110	$321,118
Acquisitions	95,344	161,486	71	256,901	49,723	3,397	—	53,120
Foreign currency translation	7,936	36,617	1,011	45,564	6,641	31,786	2,834	41,261
Balance as of December 31	$313,327	$390,611	$14,026	$717,964	$210,047	$192,508	$12,944	$415,499

Of the $256,901,000 in goodwill recorded from acquisitions, $67,557,000 is expected to be deductible for tax purposes, of which $53,716,000 is deductible related to the acquisition of Domus.

Goodwill — Continued

All of the company's other intangible assets have definite lives and continue to be amortized over their useful lives, except for $27,732,000 related to trademarks, which have indefinite lives. The company's intangibles consist of the following (in thousands):

	December 31, 2004		December 31, 2003	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Customer Lists	$ 57,788	$ 2,737	$ 6,105	$ 936
Trademarks	27,732	—	4,268	—
License agreements	6,518	5,051	6,455	4,464
Developed Technology	5,842	80	—	—
Patents	4,137	1,443	2,180	1,109
Other	7,348	1,842	3,406	1,227
	$109,365	$11,153	$22,414	$7,736

Other Intangibles

The intangibles recorded on the date of acquisition due to the Domus acquisition were as follows (in thousands):

	Fair Value	Weighted Average Amortization Period
Customer relationships	$42,731	13 years
Trademarks — Indefinite lives	20,521	Indefinite
Developed Technology	5,311	17 years
Other	402	5 years
Total	$68,965	13 years

Amortization expense related to other intangibles was $3,417,000 and $1,506,000 for 2004 and 2003, respectively. Estimated amortization expense for each of the next five years is expected to be $7,333,000 for 2005, $6,591,000 in 2006, $6,427,000 in 2007, $6,128,000 in 2008 and $5,868,000 in 2009.

Investment in Affiliated Company

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which was revised in December 2003 and, which among other things, deferred the implementation date of FIN 46 until periods after March 15, 2004. This interpretation requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity's (VIE) activities or entitled to receive a majority of the entity's residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

As of December 31, 2004, the company had an investment in a development stage company, which is currently pursuing FDA approval to market a product focused on the treatment of post-stroke shoulder pain in the United States. The amount of net advances and investment recorded on the company's books is approximately $3,000,000 at December 31, 2004. Certain of the Company's officers and directors have small minority equity ownership positions in this company. Based on the provisions of FIN 46 and the company's preliminary analysis, the company does not believe that its investment is a VIE as of December 31, 2004. Subsequent to December 31,

Investment in Affiliated Company — Continued

2004, the company's board of directors approved an additional funding commitment. Accordingly, the company will be required to consolidate this investment on a prospective basis for the quarter ended March 31, 2005 as the company will be deemed the primary beneficiary of this variable interest entity.

Current Liabilities

Accrued expenses as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Accrued salaries and wages	$35,280	$31,960
Accrued warranty cost	13,998	12,688
Accrued rebates	7,427	13,595
Accrued taxes other than income taxes	6,419	3,661
Accrued interest	5,274	3,998
Accrued legal and professional	4,761	2,029
Accrued freight	2,894	4,524
Accrued insurance	2,656	2,470
Accrued product liability, current portion	2,595	2,245
Other accrued items	17,546	14,862
	$98,850	$92,032

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in EITF 01-09: *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).* The company has experienced significant pricing pressure in the U.S. market for standard products in recent years and has partially reduced prices to our customers in the form of a volume rebate such that the rebates would typically apply only if customers increased their standard product purchases from the company. The decrease in rebates from December 31, 2003 to December 31, 2004 is attributable to the fact that rebate programs in place at December 31, 2003 targeted at Standard Products customers in the U.S. expired during 2004 and were not renewed.

Changes in accrued warranty costs were as follows (in thousands):

	2004	2003
Balance as of January 1	$12,688	$11,448
Warranties provided during the period	8,665	8,557
Settlements made during the period	(7,977)	(8,288)
Changes in liability for pre-existing warranties during the period, including expirations	622	971
Balance as of December 31	$13,998	$12,688

Long-Term Debt

Long-term debt as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
$80,000,000 senior notes at 6.71%, due in February 2008	$ 83,304	$ 85,462
$20,000,000 senior notes at 6.60%, due in February 2005	20,000	20,000
$50,000,000 senior notes at 3.97%, due in October 2007	50,081	50,560
$30,000,000 senior notes at 4.74%, due in October 2009	30,485	30,532
$20,000,000 senior notes at 5.05%, due in October 2010	20,433	20,386
Revolving credit agreement ($325,000,000 multi-currency), at 0.675% to 1.40% above local interbank offered rates, expires October 17, 2006	230,382	20,002
Bridge Credit Agreement	100,000	—
Other notes	15,351	7,267
	550,036	234,209
Less current maturities	(2,062)	(2,171)
	$547,974	$232,038

The carrying values of the senior notes have been increased by the gains on the interest rate swaps accounted for as fair value hedges.

On January 14, 2005, Invacare Corporation entered into a $450,000,000 multi-currency revolving credit agreement, which expires on January 14, 2010. The facility provides that Invacare, may, upon consent of its lenders, increase the amount of the facility by an additional $100,000,000. The borrowing rates under the revolving credit agreement are determined based on the ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of the company as defined in the agreement, and ranges from LIBOR plus 0.35% to 0.675%.

On September 1, 2004, Invacare Corporation entered into a 364-day, multi-currency bridge credit agreement with a group of commercial banks, with an expiration date of August 31, 2005 or such later date as mutually agreed upon by the company and the banks. Pursuant to the agreement, the company borrowed 100,000,000 Euros in order to provide funds for the company's general corporate purposes, including financing the Domus acquisition and expenses incurred in connection therewith.

In October 2003, Invacare Corporation issued $100,000,000 in senior notes, maturing between 2007 and 2010. In 2001, the company entered into a $325,000,000 5-year, multi-currency revolving credit agreement with a group of commercial banks. The multi-currency revolving credit agreement was to expire on October 17, 2006 or such later date as mutually agreed upon by the company and the banks.

In January 2005, amounts outstanding under both the $325,000,000 revolving credit agreement and the 100,000,000 Euro bridge credit agreement were paid off with the $450,000,000 multi-currency revolving credit agreement described above. In addition, the $20,000,000 senior notes at 6.60%, due in February 2005 were paid off with the new $450,000,000 facility and thus were classified as long-term as of December 31, 2004 as the company had the intent and the ability to pay-off the notes with long-term debt.

Borrowings denominated in foreign currencies aggregated $179,084,000 at December 31, 2004 and $872,000 at December 31, 2003. The borrowing rates under the revolving credit agreement are determined based on the ratio of debt to EBITDA of the company as defined in the agreement and range from 0.675% to 1.40%

Long-Term Debt — Continued

above the various interbank offered rates. As of December 31, 2004 and 2003, the weighted average floating interest rate on U.S. borrowings was 3.36% and 2.69%, respectively.

The revolving credit agreement, as amended, bridge credit agreement and senior notes all require the company to maintain certain conditions with respect to net worth, funded debt to capitalization, and interest coverage as defined in the agreements. Under the most restrictive covenants of the company's borrowing arrangements, the company has the capacity to borrow up to an additional $60,800,000 as of December 31, 2004 and up to $108,000,000, effective February 2005, pursuant to the covenants of the new $450,000,000 multi-currency, long-term revolving credit agreement.

In October 2003, the company exchanged the fixed rates of 3.97%, 4.74% and 5.05% on the $50,000,000, $30,000,000 and $20,000,000 Senior Notes due in October 2007, October 2009 and October 2010 for variable rates based on LIBOR plus 0.01%, LIBOR plus 0.14% and LIBOR plus 0.26%, respectively. The effect of these swaps is to exchange fixed rates for the lower floating rates currently available.

In December 2001, the company exchanged the fixed rate of 6.71% on $50,000,000 of the $80,000,000 in Senior Notes due in February 2008. The three agreements for $25,000,000, $15,000,000 and $10,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.9%, 1.71% and 1.62%, respectively. In January 2002, the company exchanged the fixed rate of 6.71% on the remaining $30,000,000 of the $80,000,000 in Senior Notes due in February 2008. The two agreements for $10,000,000 and $20,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.05% and 1.08%, respectively. The effect of these swaps is to exchange a fixed rate of 6.71% for the lower floating rates currently available.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $2,062,000 in 2005, $1,308,000 in 2006, $217,578,000 in 2007, $81,089,000 in 2008, and $31,108,000 in 2009. Interest paid on borrowings was $15,348,000, $9,450,000 and $13,465,000 in 2004, 2003 and 2002, respectively.

Other long-term obligations as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Supplemental Executive Retirement Plan liability	$12,947	$11,048
Product liability	14,450	9,664
Deferred federal income taxes	24,833	2,337
Other, principally deferred compensation	16,341	11,334
Total long-term obligations	$68,571	$34,383

Leases and Commitments

The company leases a substantial portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms of up to 18 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2004, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2014. Lease expenses were approximately $18,663,000 in 2004, $15,803,000 in 2003, and $12,575,000 in 2002.

The amount of buildings and equipment capitalized in connection with capital leases was $16,545,000 and $7,767,000 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, accumulated amortization was $3,590,000 and $3,003,000, respectively.

Leases and Commitments — Continued

Future minimum operating and capital lease commitments as of December 31, 2004, are as follow (in thousands):

Year	Capital Leases	Operating Leases
2005	$ 1,751	$15,680
2006	1,699	9,039
2007	1,586	5,870
2008	1,538	3,178
2009	1,526	1,872
Thereafter	13,439	1,715
Total future minimum lease payments	21,539	$37,354
Amounts representing interest	(8,262)	
Present value of minimum lease payments	$13,277	

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees' contributions up to 3% of compensation, quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution by the Directors.

The company also sponsors a non-qualified 401(k) Plus Benefit Equalization Plan covering certain employees, which provides for employee elective deferrals and company retirement deferrals so that the total retirement deferrals equal amounts that would have been contributed to the company's principal retirement plans if it were not for limitations imposed by income tax regulations. Contribution expense for the plans in 2004, 2003 and 2002 was $5,860,000, $5,619,000, and $5,444,000, respectively.

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan for certain key executives. The projected benefit obligation related to this unfunded plan was $30,631,000 and $27,618,000 at December 31, 2004 and 2003, respectively, of which approximately $13,371,000 and $11,517,000, at December 31, 2004 and 2003, respectively, has been accrued. Expense for the plan in 2004, 2003, and 2002 was $2,278,000, $2,108,000, and $2,147,000, respectively.

In conjunction with these non-qualified plans, the company has invested in life insurance policies related to certain employees to satisfy certain of these future obligations. The current cash surrender value of the policies approximates the current benefit obligations. In addition, the projected policy benefits exceed the projected benefit obligations.

Shareholders' Equity Transactions

The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

Shareholders' Equity Transactions — Continued

The 2003 Performance Plan (the "2003 Plan") allows the Compensation Committee of the Board of Directors (the "Committee") to grant up to 2,000,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The 1994 Performance Plan (the "1994 Plan"), as amended, expired in 2004 and allowed the Compensation Committee of the Board of Directors (the "Committee") to grant up to 5,500,000 Common Shares. The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2004, the Committee granted 615,450 and 11,000 non-qualified stock options for a term of ten years at the fair market value of the company's Common Shares on the date of grant under the 2003 Plan and the 1994 Plan, respectively. There were no stock appreciation rights outstanding at December 31, 2004, 2003 or 2002.

Restricted stock awards for 20,510, 28,894 and 37,289 shares were granted in years 2004, 2003 and 2002 without cost to the recipients. Under the terms of the restricted stock awards, which were initially granted in 2001, 104,213 of the shares granted vest ratably over the four years after the award date and 6,500 of the shares granted vest ratably over the 2 years after the award date. Unearned restricted stock compensation of $911,000 in 2004, $897,000 in 2003 and $1,190,000 in 2002, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of $812,000, $643,000 and $757,000 was recognized in 2004, 2003 and 2002, respectively, related to restricted stock awards granted since 2001.

The 1994 Plan and the 2003 Plan have provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares for the options to cover the minimum tax withholding obligation. Under these provisions, the company acquired approximately 53,000 treasury shares for $2,444,000 in 2004, 110,000 treasury shares for $3,199,000 in 2003 and 85,000 treasury shares for $2,863,000 in 2002.

As of December 31, 2004, an aggregate of 10,389,393 Common Shares were reserved for conversion of Class B Common Shares, future rights (as defined below) and the exercise and future grant of options.

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price
Options outstanding at January 1	4,518,890	$27.34	4,257,422	$25.23	4,201,943	$23.27
Granted	626,450	43.89	704,617	36.73	619,868	33.59
Exercised	(449,374)	24.13	(340,665)	19.08	(418,432)	18.28
Canceled	(57,561)	34.75	(102,484)	33.02	(145,957)	27.32
Options outstanding at December 31	4,638,405	$29.81	4,518,890	$27.34	4,257,422	$25.23
Options price range at December 31	$ 16.03 to $ 47.35		$ 15.13 to $ 43.37		$ 11.88 to $ 36.84	
Options exercisable at December 31	2,963,385		2,796,100		2,347,721	
Options available for grant at December 31*	1,033,858		1,670,600		296,860	

* Options available for grant as of December 31, 2004 reduced by net restricted stock award activity of 108,713.

Shareholders' Equity Transactions — Continued

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
\$16.03 – \$19.50	513,873	3.8 years	\$18.25	513,873	\$18.25
\$20.06 – \$24.75	1,266,484	3.9	\$23.67	1,066,484	\$23.72
\$25.13 – \$29.85	723,042	4.4	\$25.30	723,042	\$25.30
\$30.02 – \$34.54	694,753	7.4	\$32.54	387,718	\$32.82
\$36.10 – \$37.70	823,891	8.3	\$37.29	272,268	\$37.06
\$40.07 – \$47.35	616,362	9.7	\$44.29	—	—
Total	4,638,405	6.0	\$29.41	2,963,385	\$25.57

The company utilizes the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans, except the expense recorded related to the 110,713 restricted stock awards granted in years 2001 through 2004.

The assumption regarding the stock options issued in 2004, 2003 and 2002 was that 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. Current and prior years' pro forma disclosures may be adjusted for forfeitures of awards that will not vest because service or employment requirements have not been met.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	.63%	.75%	.80%
Expected stock price volatility	28.8%	29.6%	31.4%
Risk-free interest rate	3.67%	3.31%	3.26%
Expected life (years)	5.6	5.5	5.4

The weighted-average fair value of options granted during 2004, 2003 and 2002, based upon an expected exercise year of 2010, was \$13.58, \$11.03 and \$10.71, respectively.

The plans provide that shares granted come from the company's authorized but unissued Common Shares or treasury shares. Pursuant to the plans, the Committee has established that the 2004 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. The weighted-average remaining contractual life of options outstanding at December 31, 2004 is 6.0 years.

On July 7, 1995, the company adopted a Rights Plan whereby each holder of a Common Share and a Class B Common Share received one purchase right (the "Rights") for each share owned. Under certain conditions, each Right may be exercised to purchase one-tenth of one Common Share at a price of \$8.00 per one-tenth of a share. The Rights may only be exercised 10 days after a third party has acquired 30% or more of the company's outstanding voting power or 10 days after a third party commences a tender offer for 30% or more of the voting power (an "Acquiring Party"). In addition, if an Acquiring Party merges with the company and the company's Common Shares are not changed or exchanged, or if an Acquiring Party engages in one of a number of self-dealing transactions, each holder of a Right (other than the Acquiring Party) will have the right to receive that number of Common Shares or similar securities of the resulting entity having a market value equal to two times

Shareholders' Equity Transactions — Continued

the exercise price of the Right. The company may redeem the Rights at a price of $0.005 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of 30% or more of the company's outstanding voting power, and in certain other circumstances as approved by the Board of Directors. The Rights will expire on July 7, 2005.

Capital Stock

Capital stock activity for 2004, 2003 and 2002 consisted of the following (in thousands of shares):

	Common Stock Shares	Class B Shares	Treasury Shares
January 1, 2002 Balance	29,838	1,112	(249)
Exercise of stock options	419	—	(85)
Stock awards	37	—	—
Repurchase of treasury shares	—	—	(53)
December 31, 2002 Balance	30,294	1,112	(387)
Exercise of stock options	416	—	(110)
Stock awards	29	—	—
Repurchase of treasury shares	—	—	(273)
December 31, 2003 Balance	30,739	1,112	(770)
Exercise of stock options	449	—	(53)
Stock awards	21	—	—
Repurchase of treasury shares	—	—	(111)
December 31, 2004 Balance	31,209	1,112	(934)

Stock option exercises in 2003 include deferred share activity, which increased common shares by 75,000 shares and treasury shares by 5,000 shares.

Other Comprehensive Earnings (Loss)

The components of other comprehensive earnings (loss) are as follows (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Unrealized Gain (Loss) on Derivative Financial Instruments	Total
Balance at January 1, 2002	$ (47,832)	$ 743	$(1,040)	$ (48,129)
Foreign currency translation adjustments	28,214			28,214
Unrealized loss on available for sale securities		(251)		(251)
Deferred tax benefit relating to unrealized loss on available for sale securities		88		88
Current period unrealized gain on cash flow hedges, net of reclassifications			2,074	2,074
Deferred tax expense relating to unrealized gain on derivative financial instruments			(725)	(725)
Balance at December 31, 2002	(19,618)	580	309	(18,729)
Foreign currency translation adjustments	66,185			66,185
Unrealized gain on available for sale securities		146		146
Deferred tax liability relating to unrealized gain on available for sale securities		(51)		(51)
Current period unrealized gain on cash flow hedges, net of reclassifications			5,394	5,394
Deferred tax expense relating to unrealized gain on derivative financial instruments			(1,888)	(1,888)
Balance at December 31, 2003	46,567	675	3,815	51,057
Foreign currency translation adjustments	57,903			57,903
Unrealized loss on available for sale securities		(14)		(14)
Deferred tax benefit relating to unrealized loss on available for sale securities		5		5
Current period unrealized loss on cash flow hedges, net of reclassifications			(6,649)	(6,649)
Deferred tax benefit relating to unrealized loss on derivative financial instruments			2,327	2,327
Balance at December 31, 2004	$104,470	$ 666	$ (507)	$104,629

Net gains of $6,650,000 and $500,000 and a net loss of $402,000 were reclassified into earnings related to derivative instruments designated and qualifying as cash flow hedges in 2004, 2003 and 2002, respectively.

Income Taxes

Earnings before income taxes consist of the following (in thousands):

	2004	2003	2002
Domestic	$ 57,557	$ 59,027	$51,512
Foreign	52,815	47,382	45,018
	$110,372	$106,409	$96,530

The company has provided for income taxes as follows (in thousands):

	2004	2003	2002
Current:			
Federal	$14,075	$16,635	$21,415
State	2,800	3,200	2,200
Foreign	14,050	11,960	11,195
	30,925	31,795	34,810
Deferred:			
Federal	2,225	1,625	(4,620)
Foreign	2,025	1,580	1,570
	4,250	3,205	(3,050)
Income Taxes	$35,175	$35,000	$31,760

A reconciliation to the effective income tax rate from the federal statutory rate follows:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.6	2.0	1.5
Tax credits	(1.6)	(1.4)	(2.3)
Foreign taxes at less than the federal statutory rate	(2.1)	(2.9)	(2.6)
Other, net	(1.0)	.2	1.3
	31.9%	32.9%	32.9%

Income Taxes — Continued

Significant components of deferred income tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
	(In thousands)	
Current deferred income tax assets, net:		
Loss carryforwards	$ 7,620	$ 1,162
Bad debt	4,366	7,773
Warranty	3,157	3,094
State and local taxes	3,048	2,422
Other accrued expenses and reserves	2,219	2,118
Inventory	1,816	1,931
Litigation reserves	—	2,177
Compensation and benefits	1,240	968
Product liability	292	291
Other, net	(2,028)	2,637
	$ 21,730	$24,573
Long-term deferred income tax assets (liabilities), net:		
Goodwill & intangibles	(35,431)	(3,310)
Fixed assets	(15,169)	(11,003)
Compensation and benefits	9,642	8,219
Loss carryforwards	6,429	1,001
Product liability	3,391	1,282
State and local taxes	2,400	2,400
Valuation reserve	—	(1,001)
Other, net	3,905	75
	$(24,833)	$ (2,337)
Net Deferred Income Taxes	$ (3,103)	$22,236

At December 31, 2004, the company had federal foreign tax loss carryforwards of approximately $47,625,000 of which $43,990,000 are non-expiring, $890,000 are expiring in 2009 and $2,745,000 are expiring in 2010. At December 31, 2004 the company also has $17,550,000 of local foreign tax loss carryforwards, which are non-expiring. The loss carryforward amounts include $43,200,000 of federal and $17,550,000 of local loss carryforwards acquired in 2004 acquisitions. The company made income tax payments of $30,180,000, $25,173,000 and $28,769,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted net earnings per common share.

	2004	2003	2002
	(In thousands except per share data)		
Basic			
Average common shares outstanding	31,153	30,862	30,867
Net earnings	$75,197	$71,409	$64,770
Net earnings per common share	$ 2.41	$ 2.31	$ 2.10
Diluted			
Average common shares outstanding	31,153	30,862	30,867
Stock options	1,194	867	797
Average common shares assuming dilution	32,347	31,729	31,664
Net earnings	$75,197	$71,409	$64,770
Net earnings per common share	$ 2.33	$ 2.25	$ 2.05

At December 31, 2004 and 2003, 21,167 and 501,067 shares, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. In 2004, the majority of the anti-dilutive shares were granted at an exercise price of $47.35, which was higher than the average fair market value price of $44.39 for 2004. In 2003, the majority of the anti-dilutive shares were granted at an exercise price of $37.70, which was higher than the average fair market value price of $35.29 for 2003.

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers' financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare's customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($50,010,000 at December 31, 2004) to DLL for events of default under the contracts (total balance outstanding of $104,447,000 at December 31, 2004). Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, *Accounting for Contingencies.* Credit losses are provided for in the financial statements.

Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company's customers.

Fair Values of Financial Instruments

The company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash, cash equivalents and marketable securities: The carrying amount reported in the balance sheet for cash, cash equivalents and marketable securities approximates its fair value.

Installment receivables: The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The majority of the portfolio contains receivables, which are due in less than one year. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt: Fair values for the company's senior notes are estimated using discounted cash flow analyses, based on the company's current incremental borrowing rate for similar borrowing arrangements.

Interest Rate Swaps: The company is a party to interest rate swap agreements, which are entered into, in the normal course of business to reduce exposure to fluctuations in interest rates. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The agreements are contracts to exchange fixed rate payments for floating rate payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the interest rate swap agreements are accrued consistent with the terms of the agreements and market interest rates. Fair value for the company's interest rate swaps are based on independent pricing models.

Other investments: The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return.

The carrying amounts and fair values of the company's financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 32,567	$ 32,567	$ 16,074	$ 16,074
Marketable securities	199	199	214	214
Other investments	8,213	8,213	7,642	7,642
Installment receivables	14,746	14,746	8,279	8,279
Long-term debt (including current maturities)	550,036	551,431	234,209	237,584
Interest rate swaps	4,302	4,302	6,615	6,615
Forward contracts	(780)	(780)	6,196	6,196

Forward Contracts: The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts are entered into to hedge the following currencies: USD, NZD, CAD, EUR, SEK, DKK and AUD. The company does not use derivative financial instruments for speculative purposes.

Fair Values of Financial Instruments — Continued

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized gains of $6,961,000 in 2004, $1,292,000 in 2003, and $1,184,000 in 2002, which were recognized in cost of products sold and selling, general and administrative expenses.

Business Segments

The company operates in three primary business segments based on geographical area: North America, Europe and Asia/Pacific. The three reportable segments represent operating groups, which offer products to different geographic regions.

The North America segment sells each of five primary product lines, which includes: standard, rehab, distributed, respiratory, and continuing care products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company's consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance. Intersegment revenue for reportable segments are $83,135,000, $74,835,000 and $61,178,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Business Segments — Continued

The information by segment is as follows (in thousands):

	2004	2003	2002
Revenues from external customers			
North America	$1,002,273	$ 897,208	$ 793,464
Europe	336,792	279,782	251,443
Asia/Pacific	64,262	70,186	44,254
Consolidated	$1,403,327	$1,247,176	$1,089,161
Depreciation and amortization			
North America	$ 20,644	$ 18,551	$ 19,232
Europe	8,687	6,315	5,699
Asia/Pacific	2,911	2,261	1,623
All Other (1)	74	108	84
Consolidated	$ 32,316	$ 27,235	$ 26,638
Net interest expense (income)			
North America	$ 8,940	$ 7,780	$ 11,910
Europe	4,924	4,220	5,256
Asia/Pacific	(664)	(602)	(282)
All Other (1)	(2,104)	(5,161)	(6,312)
Consolidated	$ 11,096	$ 6,237	$ 10,572
Earnings (loss) before income taxes			
North America	$ 95,883	$ 88,299	$ 76,548
Europe	18,705	19,132	19,020
Asia/Pacific	1,430	5,997	5,740
All Other (1)	(5,646)	(7,019)	(4,778)
Consolidated	$ 110,372	$ 106,409	$ 96,530
Assets			
North America	$ 778,820	$ 616,352	$ 510,135
Europe	710,510	348,063	295,085
Asia/Pacific	69,685	56,403	41,185
All Other (1)	69,109	87,395	60,298
Consolidated	$1,628,124	$1,108,213	$ 906,703
Long-lived assets North America	$ 428,308	$ 307,736	$ 252,624
Europe	548,843	236,591	194,212
Asia/Pacific	31,797	24,492	15,831
All Other (1)	53,905	64,672	45,224
Consolidated	$1,062,853	$ 633,491	$ 507,891

Business Segments — Continued

	2004	2003	2002
Expenditures for assets			
North America	$ 14,897	$ 12,513	$ 11,172
Europe	20,064	11,933	7,956
Asia/Pacific	6,441	6,203	2,381
All Other (1)	1	11	600
Consolidated	$ 41,403	$ 30,660	$ 22,109

(1) Consists of the domestic export unit, un-allocated corporate selling, general and administrative costs, the Invacare captive insurance unit and inter-company profits, which do not meet the quantitative criteria for determining reportable segments.

Net sales by product, are as follows (in thousands):

North America	2004	2003	2002
Standard	$ 257,668	$ 274,959	$ 282,627
Rehab	280,339	273,063	211,096
Distributed	205,130	162,645	146,573
Respiratory	161,247	118,115	82,528
Continuing Care	76,578	48,321	40,452
Other	21,311	20,105	30,188
	$1,002,273	$ 897,208	$ 793,464
Europe	**2004**	**2003**	**2002**
Standard	$ 200,064	$ 142,777	$ 130,617
Rehab	128,316	129,167	113,162
Respiratory	8,412	7,838	7,664
	$ 336,792	$ 279,782	$ 251,443
Asia/Pacific	**2004**	**2003**	**2002**
Rehab	$ 34,273	$ 46,832	$ 32,752
Respiratory	8,162	6,584	4,207
Standard	7,721	6,427	4,680
Other	14,106	10,343	2,615
	$ 64,262	$ 70,186	$ 44,254
Total Consolidated	$1,403,327	$1,247,176	$1,089,161

No single customer accounted for more than 5% of the company's sales.

Interim Financial Information (unaudited)

	QUARTER ENDED (In thousands, except per share data)			
2004	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Net sales	$321,343	$339,288	$349,507	$393,189
Gross profit	93,379	102,124	106,076	117,013
Earnings before income taxes	21,041	26,698	32,614	30,019
Net earnings	14,201	18,023	22,529	20,444
Net earnings per share — basic	.46	.58	.72	.65
Net earnings per share — assuming dilution	.44	.56	.70	.63
2003	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Net sales	$276,673	$300,114	$327,366	$343,023
Gross profit	80,451	87,834	98,452	107,924
Earnings before income taxes	18,267	23,022	29,812	35,308
Net earnings	12,257	15,447	20,007	23,698
Net earnings per share — basic	.40	.50	.65	.76
Net earnings per share — assuming dilution	.39	.49	.63	.74

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Col A. Balance At Beginning Of Period	Col B. Charged To Cost And Expenses	Col C. Deductions Describe	Col D. Balance At End Of Period
		(In thousands)		
Year Ended December 31, 2004				
Deducted from asset accounts —				
Allowance for doubtful accounts	$27,704	$11,222	$(23,350)(A)	$15,576
Inventory obsolescence reserve	8,715	2,609	(1,792)(B)	9,532
Investments and related notes receivable	29,540	—	—	29,540
Accrued warranty cost	12,688	9,287	(7,977)(B)	13,998
Accrued product liability	11,909	8,202	(3,066)(C)	17,045
Year Ended December 31, 2003				
Deducted from asset accounts —				
Allowance for doubtful accounts	$32,732	$13,760	$(18,788)(A)	$27,704
Inventory obsolescence reserve	5,337	6,623	(3,245)(B)	8,715
Investments and related notes receivable	29,000	540	—	29,540
Accrued warranty cost	11,448	9,528	(8,288)(B)	12,688
Accrued product liability	8,272	8,058	(4,421)(C)	11,909
Year Ended December 31, 2002				
Deducted from asset accounts —				
Allowance for doubtful accounts	$28,797	$10,792	$ (6,857)(A)	$32,732
Inventory obsolescence reserve	5,463	2,137	(2,263)(B)	5,337
Investments and related notes receivable	29,000	—	—	29,000
Accrued warranty cost	7,607	11,695	(7,854)(B)	11,448
Accrued product liability	5,816	5,086	(2,630)(C)	8,272

Note (A) — Uncollectible accounts written off, net of recoveries.

Note (B) — Amounts written off or payments incurred.

Note (C) — Loss and loss adjustment.

Exhibit 21

Invacare Corporation Subsidiaries

1. 2030604 Ontario, Inc., an Ontario corporation and wholly owned subsidiary.
2. 3080359 Nova Scotia Company, a Nova Scotia corporation and wholly owned subsidiary.
3. 6123449 Canada, Inc., a Canadian corporation and wholly owned subsidiary.
4. Adaptive Switch Laboratories, Inc., a Texas corporation and wholly owned subsidiary.
5. Alber GmbH, Wurenlos, a Swiss corporation and wholly owned subsidiary.
6. Aquatec GmbH, Isny, a German limited liability company.
7. Carroll Healthcare (USA) Inc., a Nevada corporation and wholly owned subsidiary.
8. Carroll Healthcare Inc. (Chile) Limitada, a Chilean corporation and wholly owned subsidiary.
9. Carroll Healthcare, Inc., an Ontario corporation and wholly owned subsidiary.
10. Champion Manufacturing Inc., a Delaware corporation.
11. Dolomite AB, Gislaved, a Swedish corporation and wholly owned subsidiary.
12. Dolomite Holding AB, Gislaved, a Swedish corporation and wholly owned subsidiary.
13. Dynamic Controls, a New Zealand corporation and wholly owned subsidiary.
14. Dynamic Europe Limited, a U.K. corporation and wholly owned subsidiary.
15. EC-Hong AS, a Danish corporation and wholly owned subsidiary.
16. Freedom Designs, Inc., a California corporation and wholly owned subsidiary
17. Garden City Medical Inc., a Delaware corporation and wholly owned subsidiary.
18. Groas A/S, a Norwegian corporation and wholly owned subsidiary.
19. Healthtech, Inc., a Missouri corporation and wholly owned subsidiary.
20. Invacare AB, a Swedish corporation and wholly owned subsidiary.
21. Invacare AG, a Swiss corporation and wholly owned subsidiary.
22. Invacare AS, a Danish corporation and wholly owned subsidiary.
23. Invacare AS, a Norwegian corporation and wholly owned subsidiary.
24. Invacare Australia Pty Limited, an Australian corporation and wholly owned subsidiary.
25. Invacare Bencraft, a U.K. corporation and wholly owned subsidiary.
26. Invacare BV, a Netherlands corporation and wholly owned subsidiary.
27. Invacare Canada Holdings, Inc., a Canadian corporation and wholly owned subsidiary.
28. Invacare Canada Inc., an Ontario corporation and wholly owned subsidiary.
29. Invacare Canadian Holdings, Inc., a Delaware corporation and wholly owned subsidiary.
30. Invacare Credit Corporation, an Ohio corporation and wholly owned subsidiary.
31. Invacare Deutschland GmbH, a German corporation and wholly owned subsidiary.
32. Invacare Florida Corporation, a Delaware corporation and wholly owned subsidiary.
33. Invacare Germany Holding GmbH, a German corporation and wholly owned subsidiary

Invacare Corporation Subsidiaries — Continued

34. Invacare GmbH and Co. KG, a German corporation and wholly owned subsidiary.
35. Invacare Holding AB, a Swedish corporation and wholly owned subsidiary.
36. Invacare Holding BV, a Netherlands corporation and wholly owned subsidiary.
37. Invacare Holding Two AB, a Swedish corporation and wholly owned subsidiary.
38. Invacare Holdings AS, a Norwegian corporation and wholly owned subsidiary.
39. Invacare Holdings CV, a Netherlands wholly owned partnership subsidiary.
40. Invacare Holdings LLC, an Ohio limited liability corporation and wholly owned subsidiary.
41. Invacare Holdings New Zealand, a New Zealand corporation and wholly owned subsidiary.
42. Invacare Holdings Two BV, a Netherlands corporation and wholly owned subsidiary.
43. Invacare International Corporation, an Ohio corporation and wholly owned subsidiary.
44. Invacare International SARL, a Swiss corporation and wholly owned subsidiary.
45. Invacare Ltd., a U.K. corporation and wholly owned subsidiary.
46. Invacare Mauritius Holdings, a Republic of Mauritius Company and wholly owned subsidiary.
47. Invacare MeccSan SrL, an Italian corporation and wholly owned subsidiary.
48. Invacare Medical Equipment (Kunshan) Company, Ltd., a Chinese company and wholly owned subsidiary.
49. Invacare Medical Equipment (Suzhou) Company, Ltd., a Chinese company and wholly owned subsidiary.
50. Invacare New Zealand, a New Zealand corporation and wholly owned subsidiary.
51. Invacare NV, a Belgium corporation and wholly owned subsidiary.
52. Invacare Poirier SAS, a French corporation and wholly owned subsidiary.
53. Invacare Rea AB, a Swedish corporation and wholly owned subsidiary.
54. Invacare Supply Group, Inc. (formerly Suburban Ostomy Supply Company, Inc.), a Massachusetts corporation and wholly owned subsidiary.
55. Invacare Trading Company, Inc., a United States Territory of the Virgin Islands corporation and wholly owned subsidiary.
56. Invacare Verwaltungs GmbH, a German corporation and wholly owned subsidiary.
57. Invacare(Portugal) — Sociedade Industrial e Comercial de Ortopedia., Lda., a Portugal company and wholly owned subsidiary.
58. Invacare, S.A., a Spanish corporation and wholly owned subsidiary.
59. Invamex S.A. de R.L. de C.V., a Mexican corporation and wholly owned subsidiary.
60. Invatection Insurance Company, a Vermont corporation and wholly owned subsidiary.
61. Medbloc, Inc., a Delaware corporation and wholly owned subsidiary.
62. Mobilite Building Corporation, a Florida corporation and wholly owned subsidiary.
63. Mobitec Mobilitatshilfen Ges.m.b.H., Tiefgraben, an Austrian corporation and wholly owned subsidiary.
64. Mobitec Rehab AG, Würenlos, a Swiss corporation and wholly owned subsidiary.
65. Mobitec S.a.r.l., Venissieux, A French corporation and wholly owned subsidiary.

Invacare Corporation Subsidiaries — Continued

66. Motion Concepts, L.P., an Ontario wholly owned partnership.

67. Perpetual Motion Enterprises Inc., an Ontario corporation and wholly owned subsidiary.

68. Pro-Med Australia Pty. Limited., an Australian corporation and wholly owned subsidiary.

69. Pro-Med Equipment Pty. Limited, an Australian corporation and wholly owned subsidiary.

70. Roller Chair Pty. Limited, an Australian corporation and wholly owned subsidiary.

71. Samarite B.V., a Netherlands corporation and wholly owned subsidiary.

72. Scandinavian Mobility GmbH, a German corporation and wholly owned subsidiary.

73. Scandinavian Mobility International AS, a Danish corporation and wholly owned subsidiary.

74. Sci Des Hautes Roches, a French partnership and wholly owned subsidiary.

75. Silcraft Corporation, a Michigan corporation and wholly owned subsidiary.

76. The Aftermarket Group, Inc., a Delaware corporation and wholly owned subsidiary.

77. Ulrich Alber GmbH, Albstadt, a German limited liability company.

78. WP Domus GmbH, a German corporation and wholly owned subsidiary.

79. WP Gesundheits Verwaltungs GmbH, a German limited liability company.

Note, "Wholly owned subsidiary" refers to indirect, as well as direct, wholly owned subsidiaries.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Forms S-8, No. 33-45993 dated February 24, 1992, No. 33-87052 dated December 5, 1994, No. 33-57978 dated March 30, 2001 and No. 333-109794 dated October 17, 2003) pertaining to the Invacare Corporation stock option plans of our reports dated March 4, 2005, with respect to the consolidated financial statements and schedule of Invacare Corporation and subsidiaries, Invacare Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Invacare Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 4, 2005

Exhibit 31.1

CERTIFICATIONS

I, A. Malachi Mixon, III, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

By: /s/ A. MALACHI MIXON, III

A. Malachi Mixon, III
Chief Executive Officer
(Principal Executive Officer)

Date: March 11, 2005

Exhibit 31.2

CERTIFICATIONS

I, Gregory C. Thompson, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

By: /s/ GREGORY C. THOMPSON

Gregory C. Thompson
Chief Financial Officer
(Principal Financial Officer)

Date: March 11, 2005